Exhibit 99.1

HUTCHMED Reports 2021 Full Year Results and Provides Business Updates

Oncology/Immunology revenues up 296% to $119.6 million, due to ELUNATE® growth and the 2021 launches of SULANDA® and ORPATHYS®;

Positive SAVANNAH, CALYPSO and VIKTORY studies triggered five registration studies on ORPATHYS® in lung cancer, kidney and gastric cancer during 2021;

Broad late-stage development program – currently enrolling 13 registration studies on 6 assets – with enrollment on the 691 patient FRESCO-2 global Phase III of fruquintinib now complete.

Company to Host Annual Results Call & Webcast Today at 9 p.m. HKT / 1 p.m. GMT / 8 a.m. EST

Hong Kong, Shanghai & Florham Park, NJ — Thursday, March 3, 2022: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM:HCM; HKEX:13), the innovative, commercial-stage biopharmaceutical company, today reports its audited financial results for the year ended December 31, 2021 and provides updates on key clinical and commercial developments since the start of 2022.

All amounts are expressed in U.S. dollars unless otherwise stated.

2021 FULL YEAR Results & Business Updates

“2021 was an exceptional year for HUTCHMED,” said Mr. Simon To, Chairman of HUTCHMED. “Commercial success on ELUNATE® and the launches of SULANDA® and ORPATHYS® contributed to an almost four-fold increase in consolidated oncology/immunology revenues to $119.6 million, with momentum continuing in 2022.

ORPATHYS® took a major step forward in 2021 with its first approval and important, and as yet unpublished, data from the SAVANNAH study in combination with TAGRISSO®. We and our partner AstraZeneca1 initiated four Phase III studies and one Phase II study, with registration potential, for ORPATHYS® during 2021. These actions have triggered $40 million in milestone payments to HUTCHMED since mid-2021. A seventh registration study, a global Phase III in NSCLC2, the SAFFRON study, is set to initiate in mid-2022.

We are rapidly progressing our plan to expand our oncology assets into global markets. Led by our team of over 800-personnel in discovery, development and manufacturing operations, we have an un-equaled fifteen-year track-record of producing highly quality novel oncology/immunology drug candidates.

Seven of our assets are now being developed outside China. In addition to the global progress of ORPATHYS®, surufatinib’s U.S. NDA3 and EU MAA4 are in the later stages of regulatory review for advanced NETs; enrollment was completed for fruquintinib in a fourteen-country global Phase III study, the FRESCO-2 study, in CRC5 which reads-out later in 2022; positive and differentiated POC data was presented for amdizalisib and sovleplenib; and our FGFR6, IDH1/27, ERK8, third generation BTK9 and CSF-1R10 inhibitors all made good progress in early development.

With a strong track record in bringing innovative drugs to patients through rigorous clinical trials, our seasoned clinical team is now enrolling 13 registration studies for six assets with an additional 5 registration studies set to initiate in 2022. With over $1 billion in cash, and the intention to divest further non-core assets, we anticipate having sufficient runway to see our plans through.

Our strategy is to launch a stream of new products in both the China and global markets over the coming years, helping patients with unmet needs and creating value for all our stakeholders.”

1/82

I. COMMERCIAL OPERATIONS

•	Total revenues increased 56% to $356.1 million in 2021 (2020: $228.0m), driven by commercial progress on our three in-house developed oncology drugs ELUNATE®, SULANDA® and ORPATHYS®;

•	Full year 2021 Oncology/Immunology consolidated revenues of $119.6 million, up 296% (2020: $30.2m), and in line with 2021 guidance of $110-130 million;

•	Continuing expansion of in-house oncology commercial organization in China, which at the end of 2021 numbered about 630 personnel (end 2020: ~390) covering over 2,500 oncology hospitals and over 29,000 oncology physicians;

•	ELUNATE® (fruquintinib in China) in-market sales[11] increased 111% to $71.0 million (2020: $33.7m), reflecting a full year of HUTCHMED management of all on-the-ground medical detailing, promotion and local and regional marketing activities in China;

•	SULANDA® (surufatinib in China) launched for both extra-pancreatic NET and pancreatic NET with in-market sales in 2021 of $11.6 million (2020: nil). An encouraging start in the self-pay market and positioned well for national reimbursement which started in January 2022;

•	ORPATHYS® (savolitinib in China) launched in mid-2021 through AstraZeneca’s extensive oncology commercial organization, with in-market sales of $15.9 million (2020: nil). Rapid initial self-pay uptake due to being the first-in-class selective MET[12] inhibitor in China;

•	Successful management of the NRDL[13] process to expand access to our key products in January 2022. Concluded ELUNATE® NRDL renewal and first time NRDL inclusion of SULANDA®; and

•	U.S. commercial team continued to build for the potential surufatinib U.S. approval in 2022. The team, more than 30 personnel, is fully engaged on all aspects of launch readiness including supply chain, market access, marketing, sales and commercial operations.

(Growth vs. Prior Period)	In-market Sales*				Consolidated Revenue**
	2021		Jan-Feb 2022 Unaudited		2021		Jan-Feb 2022 Unaudited
ELUNATE®	$71.0m	(111%)	$21.6m	(51%)	$53.5m	(168%)	$13.5m	(33%)
SULANDA®	$11.6m	–	$6.0m	(21%)	$11.6m	–	$6.0m	(21%)
ORPATHYS®	$15.9m	–	$7.4m	–	$11.3m	–	$4.8m	–
Product Sales	$98.5m	(192%)	$35.0m	(81%)	$76.4m	(282%)	$24.3m	(61%)
Other R&D14 Service income					$18.2m	(77%)	$3.7m	(80%)
Milestone payments					$25.0m	–	$15.0m	–
Total Oncology/ Immunology					$119.6m	(296%)	$43.0m	(151%)
* = For ELUNATE® and ORPATHYS®, represents total sales to third parties as provided by Lilly and AstraZeneca, respectively; ** = For ELUNATE® and ORPATHYS®, represents manufacturing fees, commercial service fees and royalties paid by Lilly and AstraZeneca, respectively, to HUTCHMED, and sales to other third parties invoiced by HUTCHMED; For SULANDA®, represents the Company’s sales of the product to third parties.

II. REGULATORY ACHIEVEMENTS

China

•	Received China NMPA[15] NDA approval for ORPATHYS® (savolitinib) as a treatment for patients with MET exon 14 skipping alteration NSCLC in June 2021, making savolitinib the first-in-class selective MET inhibitor in China.

2/82

•	Received second China NMPA NDA approval for SULANDA® (surufatinib) in June 2021 as a treatment for patients with advanced pancreatic NET;

•	A $25 million milestone payment was made to us by AstraZeneca in July 2021 upon first sale of ORPATHYS® in China;

•	Received Breakthrough Therapy Designation in China for amdizalisib (HMPL-689) in September 2021 for the treatment of relapsed or refractory follicular lymphoma; and

•	Received Breakthrough Therapy Designation in China for sovleplenib (HMPL-523) in January 2022 for the treatment of ITP[16].

United States and Europe

•	Surufatinib U.S. FDA[17] NDA process update:

o	Completed submission of U.S. FDA NDA for surufatinib, which was accepted in June 2021, for the treatment of both pancreatic and extra-pancreatic NET;

o	U.S. FDA NDA review, as well as the clinical site inspections and pre-approval inspections of our manufacturing facilities, are ongoing, several inspections have been completed with others pending subject to COVID-19 travel restrictions and security requirements for foreign visitors; and

o	The PDUFA[18] goal date is April 30, 2022 and mid- and late-cycle review meetings with the FDA have completed. Timing of completion of the NDA review is subject to FDA scheduling limitations.

•	Surufatinib EMA[19] MAA process update:

o	Fully submitted EMA MAA for surufatinib, which was validated and accepted in July 2021, for the treatment of both pancreatic and non-pancreatic NET; and

o	Completed the 120-day assessment, and now entering the later stages of MAA review.

•	Savolitinib: conducted U.S. FDA EOP2[20] meeting for SAVANNAH study of savolitinib plus TAGRISSO® in EGFR[21] TKI[22] refractory NSCLC.

o	Continued evaluation of SAVANNAH study for potential accelerated approval use; and

o	Completed clinical trial applications in U.S., EU and Japan for the SAFFRON study, a global pivotal Phase III study of savolitinib and TAGRISSO® in patients with NSCLC who have progressed following TAGRISSO® treatment due to MET amplification.

III. CLINICAL DEVELOPMENT ACTIVITIES

Savolitinib (ORPATHYS®), a highly selective oral inhibitor of MET being developed broadly across MET-driven patient populations in lung and gastric cancer and renal cell carcinoma

Major clinical milestones for savolitinib in 2021:

•	Initiated SAMETA, a global Phase III pivotal study of the savolitinib plus IMFINZI® combination in MET-driven, unresectable and locally advanced or metastatic PRCC in October 2021 (NCT05043090);

•	Initiated SANOVO, a pivotal Phase III study in China for the savolitinib plus TAGRISSO® combination in treatment naïve patients with EGFR mutant NSCLC with MET aberration in September 2021 (NCT05009836);

•	Initiated SACHI, a pivotal Phase III study in China for the savolitinib plus TAGRISSO® combination in patients with EGFR mutant NSCLC who have progressed following EGFR TKI treatment due to MET amplification in November 2021 (NCT05015608);

•	Initiated Phase II study with potential for registration (NCT04923932) for savolitinib in metastatic gastric cancer with MET amplification in China in mid-2021;

3/82

•	Initiated a confirmatory China Phase IIIb post-approval study (NCT04923945) of savolitinib monotherapy in MET exon 14 skipping alteration patients in mid-2021; and

•	A further $15 million milestone payment, to us by AstraZeneca, was triggered in February 2022 upon initiation of start-up activities for SAFFRON.

Major savolitinib clinical data presentations in 2021:

•	Presented CALYPSO Phase II study data in MET-driven PRCC patients (NCT02819596) for savolitinib in combination with IMFINZI® at the 2021 ASCO[23] Annual Meeting;

•	Published in The Lancet Respiratory Medicine updated data from the Phase II study in patients with MET exon 14 skipping alteration NSCLC (NCT02897479); and

•	Presented final Phase II data at WCLC[24] 2020 for the TATTON study (NCT02143466) in NSCLC patients with MET amplification who had progressed after prior treatment with EGFR inhibitors.

Potential upcoming clinical and regulatory milestones for savolitinib in 2022:

•	Submit for presentation the SAVANNAH Phase II study (NCT03778229) for the savolitinib plus TAGRISSO® combination in NSCLC patients harboring EGFR mutation and MET amplification or overexpression at a scientific conference in the second half of 2022; and

•	Commence enrollment in SAFFRON, a global, pivotal Phase III study for the savolitinib plus TAGRISSO® combination in mid-2022 (NCT05261399).

Surufatinib (SULANDA® in China), an oral inhibitor of VEGFR25, FGFR and CSF-1R designed to inhibit tumor angiogenesis and promote the body’s immune response against tumor cells via tumor associated macrophage regulation; approved and launched in China

Major clinical milestones for surufatinib in 2021:

•	Initiated the SURTORI-01 Phase III trial in NEC[26] patients in China, the first pivotal study combining SULANDA® and TUOYI®, Junshi’s27 anti-PD-1 antibody, in September 2021 (NCT05015621);

•	Initiated a bridging study in NET patients in Japan in September 2021 (NCT05077384) based on dialogue with the Japanese PMDA[28]; and

•	Initiated an international Phase Ib/II study of surufatinib combined with tislelizumab (NCT04579757), BeiGene’s29 PD-1[30] antibody, in the U.S. and Europe in March 2021.

Major surufatinib clinical data presentations in 2021:

•	Presented NEC cohort data from the China Phase II study of surufatinib plus TUOYI® (NCT04169672) at the 2021 ASCO and ESMO IO31 2021 annual meetings;

•	Presented data from the gastric and gastroesophageal junction cancers cohort of the China Phase II study of surufatinib plus TUOYI® (NCT04169672) at the 2021 ASCO and ESMO IO 2021 annual meetings;

•	Presented data from two additional cohorts of the China Phase II study of surufatinib plus TUOYI® (NCT04169672) at the ESMO IO 2021 for esophageal and small cell lung cancer;

•	Presented updated results from U.S. Phase Ib monotherapy NET cohorts (NCT02549937) in heavily pretreated patients with NET at the 2021 ASCO Annual Meeting;

•	Presented a subgroup analysis by Ki-67 and baseline CgA[32] of the Phase III monotherapy study in pancreatic NET (SANET-p) (NCT02589821) at the 2021 ASCO Annual Meeting; and

•	Presented Phase II data for surufatinib monotherapy in BTC[33] patients (NCT02966821) at the 2021 ASCO Annual Meeting in U.S. patients after first-line chemotherapy.

4/82

Potential upcoming clinical and regulatory milestones for surufatinib in 2022:

•	Submit for presentation data from the Phase Ib/II combination study with tislelizumab at a scientific conference in the second half of 2022;

•	Submit for presentation further Phase II data for the TUOYI® combination study for biliary tract, thyroid cancer, non-small cell lung cancer, endometrial cancer and sarcoma cohorts at a scientific conference in the second half of 2022, and

•	Plan to initiate SURTORI-02, a Phase III study of surufatinib in combination with TUOYI® in esophageal cancer in China in the second half of 2022.

Fruquintinib (ELUNATE® in China), a highly selective oral inhibitor of VEGFR 1/2/3 designed to improve kinase selectivity to minimize off-target toxicity and thereby improve tolerability; approved and launched in China

Major clinical milestones for fruquintinib in 2021:

•	Completed enrollment in the FRESCO-2 global Phase III registration study (NCT04322539) in refractory metastatic CRC in late 2021, with 691 patients recruited in 15 months, across 14 countries including U.S., EU, Japan and Australia, ahead of schedule;

•	Initiated registration-intent Phase II study in endometrial cancer for fruquintinib in combination with TYVYT® (NCT03903705) following discussion with the NMPA;

•	Initiated a Phase II study in China and Korea for fruquintinib in combination with tislelizumab (NCT04716634) with advanced or metastatic, unresectable gastric cancer, CRC or NSCLC;

•	Initiated a Phase Ib/II study in the U.S. for fruquintinib in combination with tislelizumab (NCT04577963) in patients with triple negative breast or endometrial cancer and metastatic CRC; and

•	Completed enrollment in four cohorts of the Phase II study of fruquintinib combined with TYVYT® (NCT03903705), in CRC, endometrial cancer, HCC[34] and RCC[35] in China.

Major fruquintinib clinical data presentations in 2021:

•	Presented preliminary endometrial cancer, HCC and RCC cohorts data from the Phase Ib/II studies of fruquintinib combined with TYVYT® at CSCO[36] 2021 (NCT03903705);

•	Presented preliminary CRC cohorts data from the Phase Ib/II studies of fruquintinib combined with TYVYT® and of fruquintinib combined with geptanolimab, Genor’s37 PD-1 antibody, at the 2021 ASCO Annual Meeting (NCT04179084 and NCT03977090, respectively); and

•	Presented Phase Ib U.S. monotherapy data in two different cohorts of patients with refractory metastatic CRC (NCT03251378) at the 2022 ASCO Gastrointestinal Cancers Symposium.

Potential upcoming clinical and regulatory milestones for fruquintinib in 2022:

•	Complete enrollment of the FRUTIGA China Phase III registration study (NCT03223376) in advanced gastric cancer in 2022, which is expected to enroll about 700 patients in China;

•	Report outcome of the FRESCO-2 trial (NCT04322539) in the second half of 2022 when the event-driven primary endpoint, OS38, is reached;

•	If FRESCO-2 is positive, HUTCHMED plans to initiate a simultaneous submission program to apply for fruquintinib marketing authorization with the U.S. FDA, the EMA and the PMDA; and

•	Plan to initiate Phase III studies of fruquintinib plus TYVYT® combination in HCC, RCC and endometrial cancer in China.

5/82

Amdizalisib (HMPL-689), an investigative and highly selective oral inhibitor of PI3Kδ39 designed to address the gastrointestinal and hepatotoxicity associated with currently approved and clinical-stage PI3Kδ inhibitors

Major clinical milestones for amdizalisib in 2021:

•	Initiated two Phase II studies with potential for registration in China for the treatment of patients with follicular lymphoma and patients with marginal zone lymphoma in April 2021; and

•	Initiated dose expansion portion of the Phase I/Ib study in the U.S. and Europe (NCT03786926) in the second half of 2021 in multiple types of non-Hodgkin’s lymphoma.

Major amdizalisib clinical data presentation in 2021:

•	Presented initial dose expansion data at ESMO in September 2021 at the RP2D40, in patients with multiple types of non-Hodgkin’s lymphoma in China.

Potential upcoming clinical and regulatory milestones for amdizalisib in 2022:

•	Initiate additional Phase II studies with potential for registration intent in China in additional relapsed/refractory non-Hodgkin’s lymphoma indications in the second half of 2022;

•	Initiate studies in combination with other anti-cancer therapies in China in early 2022; and

•	Complete recruitment of patients for Phase II studies with potential for registration intent in China for the treatment of follicular lymphoma and marginal zone lymphoma in late 2022.

Sovleplenib (HMPL-523), an investigative and highly selective oral inhibitor of Syk41, an important component of the B-cell receptor signaling pathway, for the treatment of hematological cancers and immune diseases

Major clinical and regulatory milestones for sovleplenib in 2021:

•	Initiated the ESLIM-01 Phase III pivotal study in ITP (NCT03951623) in China in October 2021; and

•	Initiated dose expansion portion of the international Phase I study in the second half of 2021 in multiple non-Hodgkin’s lymphoma indications.

Major sovleplenib clinical data presentations in 2021:

•	Presented initial Phase Ib ITP study (NCT03951623) in China at ASH 2021[42]; and

•	Presented initial data from the dose escalation portion of the international Phase I study (NCT03779113) in lymphoma patients in the U.S. and Europe at the ASH 2021.

Potential upcoming clinical milestone for sovleplenib in 2022:

•	Complete U.S. IND and initiate Phase I study in the U.S. in patients with ITP.

Tazemetostat (TAZVERIK® in the U.S. and Japan), an inhibitor of EZH2 licensed from Epizyme for which HUTCHMED is collaborating to research, develop, manufacture and commercialize in Greater China

Potential upcoming clinical and regulatory milestones for tazemetostat in 2022:

•	Initiate a bridging study in follicular lymphoma in China for conditional registration based on U.S. approvals;

•	Initiate the China portion of the global SYMPHONY-1 Phase III trial (NCT04224493) of tazemetostat combined with lenalidomide and rituximab in patients with relapsed or refractory follicular lymphoma after at least one prior line of therapy;

•	Initiate Phase II combination studies with other HUTCHMED assets; and

•	Engage with NMPA on potential path for regulatory approval for the treatment of patients with epithelioid sarcoma, a rare disease for which TAZVERIK® has FDA approval.

6/82

HMPL-453, an investigative and highly selective oral inhibitor of FGFR 1/2/3

•	Initiated combination studies with other anti-cancer therapies, including chemotherapies and/or PD-1 antibodies, in China in January 2022 (NCT05173142).

HMPL-306, an investigative and highly selective oral inhibitor of IDH1/2 designed to address resistance to the currently marketed IDH inhibitors

Major clinical and regulatory milestones for HMPL-306 in 2021:

•	Initiated Phase I dose escalation study in China in hematological malignancies;

•	Initiated dose escalation portion of a Phase I study (NCT04764474) in the U.S. and Europe in patients with hematological malignancies with an IDH1 and/or IDH2 mutation in early 2021; and

•	Initiated dose escalation portion of a Phase I study (NCT04762602) in the U.S. and Europe in patients with solid tumors with an IDH1 and/or IDH2 mutation in early 2021.

Potential upcoming clinical and regulatory milestones for HMPL-306 in 2022:

•	Submit for presentation data from the dose escalation portion of the Phase I study (NCT04272957) in China at a scientific conference in mid-2022; and

•	Initiate dose expansion portion of the Phase I study in China in mid-2022; and

•	Initiate dose expansion portion of the Phase I studies in the U.S. and Europe in mid-2022.

HMPL-295, an investigative and highly selective oral inhibitor of ERK in the MAPK pathway43 with the potential to address intrinsic or acquired resistance from upstream mechanisms such as RAS-RAF-MEK

•	Initiated Phase I trial (NCT04908046) in patients with advanced solid tumors in China in July 2021.

HMPL-760, an investigative, highly selective, third-generation oral inhibitor of BTK with improved potency versus first generation BTK inhibitors against both wild type & C481S mutant enzymes

•	Initiated Phase I trials in China (NCT05190068) and the U.S. (NCT05176691) in patients with advanced hematological malignancies in January 2022.

HMPL-653, an investigative, highly selective, and potent CSF-1R inhibitor designed to target CSF-1R driven tumors as a monotherapy or in combinations

•	Initiated Phase I trial in China (NCT05190068) in patients with advanced malignant solid tumors and tenosynovial giant cell tumors in January 2022.

HMPL-A83, a differentiated, red blood cell sparing CD47 monoclonal antibody

•	Completed IND submission for HMPL-A83 in China in early 2022.

IV. MANUFACTURING

•	Commercial scale-up and launches of SULANDA® and ORPATHYS®, alongside ongoing supply of ELUNATE®;

•	Completed all relevant amdizalisib and sovleplenib manufacturing process studies, in preparation for potential NDA submissions; and

•	Rapid progress in building our new flagship Shanghai manufacturing facility, designed to increase our novel drug product manufacturing capacity by over five-fold. Small molecule and large molecule equipment installation is planned for late 2022, with GMP compliance targeted for late 2023.

7/82

V. OTHER VENTURES

Other Ventures include our profitable prescription drug marketing and distribution platforms covering about 290 cities and towns in China with around 2,900 mainly manufacturing and commercial personnel.

•	Other Ventures delivered encouraging growth with consolidated revenues up 20% (13% at CER44) to $236.5 million (2020: $197.8m). This does not include revenues from our non-consolidated joint venture SHPL[45], which also grew by 20% (12% at CER) to $332.6 million (2020: $276.4m);

•	Consolidated net income attributable to HUTCHMED from our Other Ventures grew by 24% (16% at CER) to $54.4 million (2020: $44.0m), excluding one-time gains; and

•	One-time gains totaled $88.5 million (2020: $28.8m), including $82.9 million (2020: nil) from the divestment of HBYS[46] and $5.6 million (2020: $28.8m) from land compensation, before withholding tax.

VI. OTHER CORPORATE DEVELOPMENTS

•	Completed listing on the Main Board of HKEX[47], raising net proceeds of approximately $585 million;

•	Completed divestment of interest in HBYS, a non-core and non-consolidated over-the-counter drug joint venture business for $159.1 million in cash, representing about 22 times HBYS’s adjusted net profit attributable to HUTCHMED equity holders in 2020 with an additional $46.4 million related to declared dividends expected to be collected in 2022;

•	Entered into a collaboration with Epizyme in August 2021 to research, develop, manufacture and commercialize in Greater China its drug TAZVERIK®, an EZH2 inhibitor approved by the U.S. FDA for the treatment of certain patients with epithelioid sarcoma and follicular lymphoma;

•	Changed our group company name/corporate identity to HUTCHMED in April 2021, unifying the names of the majority of our key subsidiaries;

•	Announced a strategic partnership with Inmagene[48] in January 2021 to further develop four novel preclinical drug candidates discovered by HUTCHMED for the potential treatment of multiple immunological diseases; and

•	Arbitral award in favor of Hutchison Sinopharm[49] in connection with the termination of its distribution rights for SEROQUEL® in mainland China by Luye Pharma Hong Kong Ltd. In 2021, the Hong Kong International Arbitration Centre made a final award in favor of Hutchison Sinopharm against Luye Pharma Hong Kong Ltd. in the amount of RMB253.2 million ($39.6 million), plus costs and interest. Payment of the award is expected in 2022.

Potential upcoming corporate developments:

•	Divestment of further non-core operations, we continue to look for opportunities to divest non-core businesses, including SHPL, to better focus on the development and global commercialization of our innovation-driven assets; and

•	Large molecule advancement, we continue to evaluate opportunities which might accelerate our capabilities in the large molecule arena.

VII. IMPACT OF COVID-19

COVID-19 did not impact our research, our clinical studies or our commercial activities in any material manner in 2021. Certain regulatory inspections of our manufacturing facilities in China by the U.S. FDA have, however, been postponed due to travel restrictions. We will continue to closely work with regulators and monitor the evolving situation.

VIII. Sustainability

As an innovative, commercial-stage biopharmaceutical company, HUTCHMED embraces sustainability at the core of how we operate. Over the past two decades, we worked hard to strengthen healthcare systems by providing quality and accessible drugs. As the world is gradually adapting to the changes brought about by COVID-19, the pandemic has highlighted the importance of building sustainability and environmental, social and governance factors into business strategy. HUTCHMED has embarked on our sustainability journey in 2020 by publishing our inaugural ESG report to demonstrate our efforts, and establishing a board level Sustainability Committee in 2021 to support the Board of Directors in fulfilling their responsibilities. We plan to publish our second sustainability report for 2021 at the end of May 2022.

Going forward, HUTCHMED will be working with our stakeholders to embrace sustainable business practices and develop a sustainability strategy that will help focus our efforts on areas which are most relevant to our business. Through a materiality assessment exercise for 2021, priority areas include: Business ethics; Drug research-related topics; Drug development; Commercial operations responsibilities; Environmental topics; and Management of our people. Over the course of 2022, we will continue to engage our stakeholders to identify areas for improvement to building a more sustainable and responsible future.

8/82

FULL YEAR 2021 Financial Results

Cash, Cash Equivalents and Short-Term Investments were $1,011.7 million as of December 31, 2021 compared to $435.2 million as of December 31, 2020.

•	Adjusted Group (non-GAAP50) net cash flows excluding financing activities were -$73.5 million (2020: -$78.4m), with the net decrease mainly due to $159.1 million in proceeds from the divestment of HBYS, which offset the increasing Oncology/Immunology R&D spending and lower dividends received from our non-consolidated joint ventures totaling $49.9 million (2020: $86.7m); and

•	Net cash generated from financing activities totaled $650.0 million (2020: $296.4m) mainly resulting from the global offering of shares and listing on the HKEX in June 2021 and a private placement in April 2021 to a fund affiliated with Baring Private Equity Asia.

Revenues for the year ended December 31, 2021 were $356.1 million compared to $228.0 million in 2020.

•	Oncology/Immunology consolidated revenues increased 296% (287% at CER) to $119.6 million (2020: $30.2m) resulting from:

ELUNATE® revenues increased 168% to $53.5 million (2020: $20.0m) in manufacturing revenues, promotion and marketing service revenues and royalties, as our in-house sales team increased in-market sales 111% to $71.0 million (2020: $33.7m), as provided by Lilly51;

SULANDA® sales revenues of $11.6 million since mid-January 2021 launch, initially approved to treat patients with advanced extra-pancreatic (non-pancreatic) NET and subsequently also approved to treat patients with pancreatic NET in June 2021;

ORPATHYS® revenue of $36.3 million since mid-July 2021 launch, which was comprised of a $25.0 million first sale milestone payment and $11.3 million in manufacturing revenues and royalties. AstraZeneca reported $15.9 million in-market sales (2020: nil) of ORPATHYS® in 2021; and

Other R&D service fee revenues of $18.2 million (2020: $10.2m), which were primarily fees from AstraZeneca and Lilly for the management of development activities in China.

•	Other Ventures consolidated revenues increased 20% (13% at CER) to $236.5 million (2020: $197.8m), mainly due to continued sales growth of third-party prescription drug products.

Net Expenses for the year ended December 31, 2021 were $550.7 million compared to $353.7 million in 2020.

•	Cost of Revenues were $258.2 million (2020: $188.5m), the majority of which were the cost of third-party prescription drug products marketed through our profitable Other Ventures, as well as full year costs associated with ELUNATE®, including the provision of promotion and marketing services to Lilly which commenced in October 2020, and the costs for SULANDA® and ORPATHYS® which commenced commercial sales in 2021;

•	R&D Expenses were $299.1 million (2020: $174.8m), which increased mainly as a result of an expansion in the active development of eleven novel oncology drug candidates. Our rapidly scaling international clinical and regulatory operations in the U.S. and Europe incurred expenses of $140.1 million (2020: $63.3m), while R&D expenses in China were $159.0 million (2020: $111.5m);

•	SG&A Expenses[52] were $127.1 million (2020: $61.3m), which increased primarily due to higher staff costs and share-based compensation expense to support rapidly expanding operations. This included the build-up of a large-scale national oncology commercial infrastructure in China and commercial launch readiness in the U.S. to support our oncology products; and

•	Other Items generated net income of $133.7 million (2020: $70.9m), which increased primarily due to a one-off gain on the divestment of HBYS attributable to the Group of $82.9 million (comprised of a gain of $121.3 million offset in part by related taxes of $14.4 million and amounts attributable to a non-controlling interest of $24.0 million), offset in part by lower one-time land compensation of $5.6 million (2020: $28.8m) recognized for HBYS.

9/82

Net Loss attributable to HUTCHMED for the year ended December 31, 2021 was $194.6 million compared to $125.7 million in 2020.

•	As a result, the net loss attributable to HUTCHMED in 2021 was $0.25 per ordinary share / $1.23 per ADS[53], compared to net loss attributable to HUTCHMED of $0.18 per ordinary share / $0.90 per ADS, in 2020.

Financial Summary

Condensed Consolidated Balance Sheet Data

(in $’000)

	As of December 31,
	2021	2020
Assets
Cash and cash equivalents and short-term investments	1,011,700	435,176
Accounts receivable	83,580	47,870
Other current assets	116,796	47,694
Property, plant and equipment	41,275	24,170
Investments in equity investees	76,479	139,505
Other non-current assets	42,831	29,703
Total assets	1,372,661	724,118
Liabilities and shareholders’ equity
Accounts payable	41,177	31,612
Other payables, accruals and advance receipts	210,839	121,283
Bank borrowings	26,905	26,861
Other liabilities	54,226	25,413
Total liabilities	333,147	205,169
Company’s shareholders’ equity	986,893	484,116
Non-controlling interests	52,621	34,833
Total liabilities and shareholders’ equity	1,372,661	724,118

10/82

Condensed Consolidated Statement of Operations Data

(in $’000, except share and per share data)

	Year Ended December 31,
	2021	2020
Revenues:
Oncology/Immunology – Marketed Products	76,429	19,953
Oncology/Immunology – R&D	43,181	10,262
Oncology/Immunology consolidated revenues	119,610	30,215
Other Ventures	236,518	197,761
Total revenues	356,128	227,976
Expenses:
Costs of revenues	(258,234)	(188,519)
Research and development expenses	(299,086)	(174,776)
Selling and general administrative expenses	(127,125)	(61,349)
Total expenses	(684,445)	(424,644)
Loss from Operations	(328,317)	(196,668)
Gain on divestment of an equity investee	121,310	–
Other (expense)/income	(8,733)	6,934
Loss before income taxes and equity in earnings of equity investees	(215,740)	(189,734)
Income tax expense	(11,918)	(4,829)
Equity in earnings of equity investees, net of tax	60,617	79,046
Net loss	(167,041)	(115,517)
Less: Net income attributable to non-controlling interests	(27,607)	(10,213)
Net loss attributable to HUTCHMED	(194,648)	(125,730)
Losses per share attributable to HUTCHMED - basic and diluted (US$ per share)	(0.25)	(0.18)
Number of shares used in per share calculation - basic and diluted	792,684,524	697,931,437
Losses per ADS attributable to HUTCHMED - basic and diluted (US$ per ADS)	(1.23)	(0.90)
Number of ADSs used in per share calculation - basic and diluted	158,536,905	139,586,287

All amounts are expressed in U.S. dollars unless otherwise stated.

FINANCIAL GUIDANCE

We provide financial guidance for 2022 below reflecting expected revenue growth of ELUNATE®, SULANDA® and ORPATHYS® in China. We intend to update guidance to include ex-China consolidated revenues, upon the occurrence of surufatinib U.S. and EU approval (if granted) and to reflect any developments in the non-core market out-licensing of our products.

While we are not providing net cash flow guidance for 2022, we do expect an increase in investment to support global clinical and organizational expansion. To support our cash needs, we continue to engage in active discussions regarding the potential divestment of non-core assets, such as SHPL, as well as evaluate equity capital markets action, such as a potential future listing on the STAR Market of the Shanghai Stock Exchange.

11/82

	2021 Actual	2022 Guidance
Oncology/Immunology consolidated revenues	$119.6 million	$160 - 190 million

Shareholders and investors should note that:

•	we do not provide any guarantee that the statements contained in the financial guidance will materialize or that the financial results contained therein will be achieved or are likely to be achieved; and

•	we have in the past revised our financial guidance and reference should be made to any announcements published by us regarding any updates to the financial guidance after the date of publication of this announcement.

Use of Non-GAAP Financial Measures and Reconciliation – References in this announcement to adjusted Group net cash flows excluding financing activities and financial measures reported at CER are based on non-GAAP financial measures. Please see the “Use of Non-GAAP Financial Measures and Reconciliation” below for further information relevant to the interpretation of these financial measures and reconciliations of these financial measures to the most comparable GAAP measures, respectively.

-----

Conference Call and Audio Webcast Presentation scheduled today at 9 p.m. HKT / 1 p.m. GMT / 8 a.m. EST – Investors may participate in the call as follows: +852 3027 6500 (Hong Kong) / +44 20 3194 0569 (U.K.) / +1 646 722 4977 (U.S.), or access a live audio webcast of the call via HUTCHMED’s website at www.hutch-med.com/event/.

Additional dial-in numbers are also available at HUTCHMED's website. Please use participant access code “19304872#.”

-----

FINANCIAL STATEMENTS

HUTCHMED will today file with the U.S. Securities and Exchange Commission its Annual Report on Form 20-F.

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery, global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has more than 4,600 personnel across all its companies, at the center of which is a team of over 1,500 in oncology/immunology. Since inception it has advanced 12 cancer drug candidates from in-house discovery into clinical studies around the world, with its first three oncology drugs now approved and marketed in China. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Contacts

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) HUTCHMED@fticonsulting.com
Asia – Zhou Yi, Brunswick	+852 9783 6894 (Mobile) HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley, Panmure Gordon (UK) Limited	+44 (20) 7886 2500

12/82

References

Unless the context requires otherwise, references in this announcement to the “Group,” the “Company,” “HUTCHMED,” “HUTCHMED Group,” “we,” “us,” and “our,” mean HUTCHMED (China) Limited and its consolidated subsidiaries and joint ventures unless otherwise stated or indicated by context.

Past Performance and Forward-Looking Statements

The performance and results of operations of the Group contained within this announcement are historical in nature, and past performance is no guarantee of future results of the Group. This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words like “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “pipeline,” “could,” “potential,” “first-in-class,” “designed to,” “objective,” “guidance,” “pursue,” or similar terms, or by express or implied discussions regarding potential drug candidates, potential indications for drug candidates or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that any of our drug candidates will be approved for sale in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such drug candidates will achieve any particular revenue or net income levels. In particular, management’s expectations could be affected by, among other things: unexpected regulatory actions or delays or government regulation generally, including, among others, the risk that HUTCHMED’s ADSs could be barred from trading in the United States as a result of the Holding Foreign Companies Accountable Act and the rules promulgated thereunder; the uncertainties inherent in research and development, including the inability to meet our key study assumptions regarding enrollment rates, timing and availability of subjects meeting a study’s inclusion and exclusion criteria and funding requirements, changes to clinical protocols, unexpected adverse events or safety, quality or manufacturing issues; the inability of a drug candidate to meet the primary or secondary endpoint of a study; the inability of a drug candidate to obtain regulatory approval in different jurisdictions or gain commercial acceptance after obtaining regulatory approval; global trends toward health care cost containment, including ongoing pricing pressures; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, intellectual property disputes, and government investigations generally; and general economic and industry conditions, including uncertainties regarding the effects of the persistently weak economic and financial environment in many countries, uncertainties regarding future global exchange rates and uncertainties regarding the impact of the COVID-19 pandemic. For further discussion of these and other risks, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission, on AIM and on HKEX. HUTCHMED is providing the information in this announcement as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

In addition, this announcement contains statistical data and estimates that HUTCHMED obtained from industry publications and reports generated by third-party market research firms. Although HUTCHMED believes that the publications, reports and surveys are reliable, HUTCHMED has not independently verified the data and cannot guarantee the accuracy or completeness of such data. You are cautioned not to give undue weight to this data. Such data involves risks and uncertainties and are subject to change based on various factors, including those discussed above.

Inside Information

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014 (as it forms part of retained EU law as defined in the European Union (Withdrawal) Act 2018).

Ends

13/82

OPERATIONS REVIEW

Oncology/Immunology

We discover, develop, manufacture and market targeted therapies and immunotherapies for the treatment of cancer and immunological diseases through a fully integrated team of approximately 820 scientists and staff (December 31, 2020: >600), and an in-house oncology commercial organization of about 630 staff (December 31, 2020: ~390).

We have advanced 13 oncology drug candidates into clinical trials in China, with seven also in clinical development in the U.S. and Europe. Our first three drug candidates, fruquintinib, surufatinib and savolitinib, have all been approved and launched in China.

MARKETED PRODUCT SALES

Fruquintinib (ELUNATE® in China)

ELUNATE® is approved for the treatment of third-line metastatic CRC for which there is an approximate incidence of 83,000 new patients per year in China. We estimate that in 2021, approximately 22,000 new patients were treated with ELUNATE® in China with resulting in-market sales of $71.0 million, up 111% versus 2020 ($33.7m).

Under the terms of our agreement with Lilly, HUTCHMED manages all on-the-ground medical detailing, promotion and local and regional marketing activities for ELUNATE® in China. We consolidate as revenues approximately 70-80% of ELUNATE® in-market sales from service fees and royalties paid to us by Lilly. In 2021, we consolidated $53.5 million in revenue for ELUNATE®, equal to 75.4% of in-market sales.

Following negotiations with the China National Healthcare Security Administration (“NHSA”), ELUNATE® continues to be included in the NRDL for a new two-year term starting in January 2022. For this renewal, we agreed to a discount of 5% relative to the 2021 NRDL price.

During 2021, our medical marketing and affairs teams conducted about 4,800 educational/scientific events for ELUNATE® in China. As a result of the above activities, ELUNATE® continues to expand with unaudited in-market sales in the months of January and February 2022 increasing 51% to $21.6 million (Jan-Feb 2021: $14.3 million). In January 2022, a total of 5,473 new and continuing patients were treated with ELUNATE ® representing a 50% increase as compared to 3,661 in January 2021.

The only other approved and NRDL reimbursed product in third-line CRC in China is STIVARGA®. LONSURF®, a nucleoside metabolic and thymidine phosphorylase inhibitor, is approved in China for third-line CRC but is not on the NRDL.

Surufatinib (SULANDA® in China)

SULANDA® was launched in China in 2021 for the treatment of all advanced NETs for which there is an approximate incidence of 34,000 new patients per year in China.

In 2021, SULANDA® was sold as a self-pay drug. We used means-tested early access and patient access programs to help patients afford SULANDA®, and we estimate that approximately 4,800 new patients were treated. Despite these access programs, duration of treatment was often affected by the economic constraints of patients. As a result, total sales in 2021 were $11.6 million (2020: nil).

Following negotiations with the China NHSA, SULANDA® was included in the NRDL starting in January 2022 at a 52% discount on our main 50mg dosage form, relative to the 2021 self-pay price. Under the NRDL, actual out-of-pocket costs for patients in 2022 represent approximately 15-20% of the 2021 self-pay price.

During 2021, we introduced SULANDA® through a campaign of local, regional and national launch events involving approximately 12,000 healthcare professionals. As a result of the above activities, patient access to SULANDA®, as well as duration of treatment, are increasing with unaudited in-market sales for the months of January and February 2022 up 21% to $6.0 million (Jan-Feb 2021: $4.9m). It should be noted that January and February 2021 in-market sales included normal pipeline fill behind the initial launch of SULANDA® whereas January and February 2022 figures represent consumption sales. In January 2022, a total of 1,497 new and continuing patients were treated with SULANDA® representing an over 7-fold increase as compared to 213 in January 2021.

14/82

There are two therapies for advanced NETs approved and NRDL reimbursed in China: SUTENT® for the treatment of pancreatic NET (approximately 10% of NET), and AFINITOR® in broadly the same indication as SULANDA®.

Savolitinib (ORPATHYS®)

On June 22, 2021, ORPATHYS® became the first-in-class selective MET inhibitor to be approved in China. Our partner, AstraZeneca, then launched ORPATHYS® in mid-July 2021, less than three weeks after its conditional approval by the NMPA for patients with MET exon 14 skipping alteration NSCLC.

More than a third of the world’s lung cancer patients are in China and, among those with NSCLC, approximately 2-3% have tumors with MET exon 14 skipping alterations, representing an approximate incidence of 13,000 new patients per year in China. Importantly also, MET plays a role in multiple other solid tumors, with an estimated total incidence of 120,000 new patients per year in China.

In-market sales of ORPATHYS® since its launch in July 2021 were $15.9 million (2020: nil) resulting in our consolidation of $11.3 million (2020: nil) in revenues from manufacturing fees and royalties. We estimate that approximately 1,900 patients were treated with ORPATHYS® in 2021.

Following negotiations with the China NHSA, AstraZeneca and HUTCHMED declined inclusion in the 2022 NRDL, a position that will be reassessed for potential 2023 inclusion.

AstraZeneca introduced a patient access program in late 2021 which subsidizes use of ORPATHYS®, through progressive disease. As a result, in-market sales for ORPATHYS® have started strongly in 2022 with unaudited in-market sales in the months of January and February 2022 of $7.4 million (Jan-Feb 2021: nil).

ORPATHYS® is the first and only selective MET inhibitor on the market in China, however XALKORI® is an approved multi-kinase inhibitor of ALK and ROS1 with modest MET activity. Several selective MET inhibitors are in development in China, but none are currently expected to reach the market before 2023.

RESEARCH & DEVELOPMENT

Savolitinib (ORPATHYS® in China)

Savolitinib is an oral, potent, and highly selective oral inhibitor of MET. In global partnership with AstraZeneca, savolitinib has been studied in NSCLC, PRCC and gastric cancer clinical trials with over 1,500 patients to date, both as a monotherapy and in combinations.

In July 2021, we received a $25 million first sale milestone from AstraZeneca upon launch of ORPATHYS® in China and in February 2022, a $15 million milestone from AstraZeneca was triggered by the initiation of start-up activities for the SAFFRON study. In total, AstraZeneca will have paid HUTCHMED $85 million of the total $140 million in upfront payments, development and approvals milestones that are potentially payable under the 2011 license and collaboration agreement.

Savolitinib – Lung cancer:

MET plays an important role in NSCLC. Savolitinib has made significant development progress in lung cancer, completing NMPA NDA review, gaining approval and successfully launching as a monotherapy in China. It is also now in multiple late stage registrational studies as a combination therapy.

15/82

The table below shows a summary of the clinical studies for savolitinib in lung cancer patients.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Savolitinib monotherapy	MET exon 14 skipping alterations	China	II Registration	Approved and launched	NCT02897479
Savolitinib monotherapy	MET exon 14 skipping alterations	China	III Confirmatory	Ongoing	NCT04923945
Savolitinib + TAGRISSO®	SAVANNAH: 2L/3L EGFRm+[54]; TAGRISSO® refractory; MET+	Global	II Registration-intent	Ongoing. Data has supported progression into Phase IIIs	NCT03778229
Savolitinib + TAGRISSO®	SAFFRON: 2L/3L EGFRm+; TAGRISSO® refractory; MET+	Global	III	In planning. Intend to initiate in mid-2022	NCT05261399
Savolitinib + TAGRISSO®	SACHI: 2L EGFR TKI refractory NSCLC; MET+	China	III	Ongoing	NCT05015608
Savolitinib + TAGRISSO®	SANOVO: Naïve patients with EGFRm & MET+	China	III	Ongoing	NCT05009836

Update on monotherapy in MET altered NSCLC – In June 2021, savolitinib was approved by the NMPA based on positive results from a Phase II trial conducted in China in patients with NSCLC with MET exon 14 skipping alterations (NCT02897479), having demonstrated effective anti-tumor activity based on ORR55 and DCR56. The approval is conditional upon successful completion of a confirmatory study in this patient population (NCT04923945), which is expected to enroll approximately 160 patients from approximately 40 sites.

Update on combination therapies in EGFR TKI-resistant NSCLC – MET-amplification is a major mechanism for acquired resistance to both first-generation EGFR TKIs as well as third-generation EGFR TKIs like TAGRISSO®. As many as 30-40% of EGFR mutation positive NSCLC patients develop MET amplification driven resistance to EGFR TKIs. Savolitinib has been studied extensively in these patients in the TATTON and SAVANNAH studies. The successful results led to the initiation and planning of three Phase III studies: SACHI and SANOVO were initiated in China in 2021, and the global, pivotal Phase III study, the SAFFRON study, is planned to commence enrollment in mid-2022.

SAVANNAH (NCT03778229) – This global, single-arm study in patients who have progressed following TAGRISSO® due to MET amplification or overexpression has three dose cohorts of savolitinib combined with TAGRISSO®. We plan to submit results for presentation at a scientific conference in 2022. In addition to the planned global Phase III, which will initiate in mid-2022, we continue to evaluate the possibility of using the SAVANNAH study as the basis for U.S. accelerated approval.

SACHI (NCT05015608) – In November 2021, we initiated this China Phase III study of savolitinib in combination with TAGRISSO®, which is a multi-center, open-label, randomized, controlled study in patients with locally advanced or metastatic EGFR mutation-positive NSCLC with MET amplification after disease progression on EGFR inhibitor therapy. The study will evaluate savolitinib in combination with TAGRISSO®, compared to platinum-based doublet-chemotherapy (pemetrexed plus cisplatin or carboplatin), the standard-of-care treatment option in this setting. The primary endpoint of the study is PFS.

SANOVO (NCT05009836) – In September 2021, we initiated this China Phase III study of savolitinib in combination with TAGRISSO® as a first-line treatment in certain NSCLC patients whose tumors harbor EGFR mutations and overexpress MET. The Phase III trial is a blinded, randomized, controlled study in previously untreated patients with locally advanced or metastatic NSCLC with activating EGFR mutations and MET overexpression. The study will evaluate TAGRISSO® in combination with savolitinib comparing to TAGRISSO® alone, a standard-of-care treatment option for these patients. The primary endpoint of the study is PFS.

Savolitinib – Kidney cancer:

MET is a key genetic driver in RCC, and emerging evidence suggests that combining immunotherapies with a MET inhibitor could enhance anti-tumor activity. PRCC is a subtype of kidney cancer, representing about 15% of patients, with no treatments approved for patients with tumors that harbor MET-driven alterations. We have conducted multiple global studies of savolitinib in PRCC patients, including the SAVOIR monotherapy and CALYPSO combination therapy global Phase II trials, that both demonstrated highly encouraging results. These results led to the initiation of a global Phase III, the SAMETA study, in 2021.

16/82

The table below shows a summary of the clinical studies for savolitinib in kidney cancer patients.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Savolitinib + IMFINZI®	SAMETA: MET-driven, unresectable and locally advanced or metastatic PRCC	Global	III	Ongoing	NCT05043090
Savolitinib + IMFINZI®	CALYPSO: PRCC	U.K./Spain	II	Data updated at ASCO 2021	NCT02819596
Savolitinib + IMFINZI®	CALYPSO: Clear cell RCC; VEGFR TKI refractory	U.K./Spain	II	Ongoing	NCT02819596

SAMETA (NCT05043090) – In November 2021, we initiated this global Phase III study of savolitinib in combination with AstraZeneca’s PD-L1 inhibitor IMFINZI® in patients with MET-driven advanced PRCC. The Phase III trial is an open-label, randomized, controlled study in treatment-naïve patients with MET-driven, unresectable and locally advanced or metastatic PRCC, to evaluate savolitinib in combination with IMFINZI®, compared to single agent IMFINZI® or single agent SUTENT®, an oral multi-kinase inhibitor considered the standard-of-care treatment option in PRCC. The primary endpoint of the study is median PFS.

CALYPSO (NCT02819596) – This investigator-initiated open-label Phase I/II study of savolitinib in combination with IMFINZI® is evaluating the savolitinib/IMFINZI® combination in patients with PRCC and clear cell RCC. Interim results of the PRCC cohort of the CALYPSO study were presented at the ASCO 2021 and showed encouraging efficacy across all patients, particularly in MET-driven PRCC patients. Importantly, for patients whose tumors are MET-driven, ORR was 57%, median PFS was 10.5 months (95% CI: 2.9-15.7) and median OS was 27.4 months (95% CI: 7.3-NR). Tolerability was consistent with established single agent safety profiles.

Savolitinib – Gastric cancer:

MET-driven gastric cancer has a very poor prognosis. Multiple Phase II studies have been conducted in Asia to study savolitinib in MET-driven gastric cancer, of which approximately 5% of all gastric cancer patients, demonstrated promising efficacy, including VIKTORY. The VIKTORY study reported a 50% ORR with savolitinib monotherapy in gastric cancer patients whose tumors harbor MET amplification.

Phase II with potential for registration intent in 2L+ gastric cancer with MET amplification (NCT04923932) – In July 2021, we initiated a Phase II registration-intent study in MET-amplified gastric cancer in China. This is a two-stage, single-arm study which targets advanced gastric cancer patients who have failed at least one line of treatment. The primary endpoint is ORR. Subject to the results of the first stage of this study, we will discuss with the CDE of NMPA the appropriate approach and necessary criteria for registration.

Surufatinib (SULANDA® in China)

Surufatinib is a novel, oral angio-immuno kinase inhibitor that selectively inhibits the tyrosine kinase activity associated with VEGFR and FGFR, both shown to be involved in tumor angiogenesis, and CSF-1R, which plays a key role in regulating tumor-associated macrophages, promoting the body’s immune response against tumor cells. Surufatinib has been studied in clinical trials with around 1,200 patients to date, both as a monotherapy and in combinations, and is approved in China. We currently retain all rights to surufatinib worldwide.

Initial approvals for surufatinib in China are for the treatment of advanced NET patients. NETs present in the body’s organ system with fragmented epidemiology. About 58% of NETs originate in the gastrointestinal tract and pancreas, 27% in the lung or bronchus, and a further 15% in other organs or unknown origins.

Surufatinib’s ability to inhibit angiogenesis, block the accumulation of tumor associated macrophages and promote infiltration of effector T cells into tumors could help improve the anti-tumor activity of PD-1 antibodies. Several combination studies with PD-1 antibodies have shown promising data.

17/82

A summary of the clinical studies of surufatinib is shown in the table below.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Surufatinib monotherapy	SANET-ep: extra-pancreatic NET	China	III	Approved & launched	NCT02588170
Surufatinib monotherapy	SANET-p: pancreatic NET	China	III	Approved & launched; subgroup analysis at ASCO 2021	NCT02589821
Surufatinib monotherapy	NETs	U.S.	Ib	FDA accepted NDA (June 2021); updated Ib data at ASCO 2021	NCT02549937
Surufatinib monotherapy	NETs	Europe	II	EMA accepted MAA (July 2021)	NCT04579679
Surufatinib monotherapy	NETs	Japan	Bridging	Ongoing. Reg-enabling study.	NCT05077384
Surufatinib monotherapy	BTC	China	Ib/IIa	Completed; data at ASCO 2021	NCT02966821
Surufatinib + TUOYI® (PD-1)	SURTORI-01: NEC	China	III	Ongoing	NCT05015621
Surufatinib + TUOYI® (PD-1)	NENs[57]	China	II	Ongoing; data at ASCO 2021 & ESMO IO 2021	NCT04169672
Surufatinib + TUOYI® (PD-1)	BTC	China	II	Ongoing	NCT04169672
Surufatinib + TUOYI® (PD-1)	Gastric cancer	China	II	Ongoing; data at ASCO 2021 and updated at ESMO IO 2021	NCT04169672
Surufatinib + TUOYI® (PD-1)	Thyroid cancer	China	II	Ongoing	NCT04169672
Surufatinib + TUOYI® (PD-1)	SCLC[58]	China	II	Ongoing; data at ESMO IO 2021	NCT04169672
Surufatinib + TUOYI® (PD-1)	Soft tissue sarcoma	China	II	Ongoing	NCT04169672
Surufatinib + TUOYI® (PD-1)	Endometrial cancer	China	II	Ongoing	NCT04169672
Surufatinib + TUOYI® (PD-1)	Esophageal cancer	China	II	Ongoing; data at ESMO IO 2021	NCT04169672
Surufatinib + TUOYI® (PD-1)	NSCLC	China	II	Ongoing	NCT04169672
Surufatinib + tislelizumab (PD-1)	Solid tumors	U.S. / Europe	Ib/II	Ongoing	NCT04579757

Surufatinib – monotherapy in NET updates:

Global development of surufatinib in NET: U.S. NDA and EU MAA under review – The U.S. NDA and EU MAA are supported by data from two positive Phase III studies of surufatinib in patients with pancreatic and extra-pancreatic NET in China (SANET-p and SANET-ep both previously reported in The Lancet Oncology, as mentioned below), and a surufatinib Phase Ib study conducted in U.S. NET patients (N=107 for safety and N=67 for efficacy).

In June 2021, the U.S. FDA accepted our filing of the NDA for surufatinib for the treatment of pancreatic and extra-pancreatic (non-pancreatic) NETs. Surufatinib received fast track designation in April 2020 for the treatment of pancreatic and extra-pancreatic NET. Orphan Drug Designation for pancreatic NET was also granted in November 2019. We have also initiated an Expanded Access Protocol in the U.S. to ensure patients with NET with limited therapeutic options have access to this treatment. Regulatory clearance of this protocol has been granted by the U.S. FDA and this program is open for site activation.

U.S. FDA NDA review, as well as the clinical site inspections and pre-approval inspections of our manufacturing facilities, are ongoing. The PDUFA goal date for the FDA’s completion of review is April 30, 2022. Timing of completion of the NDA review is subject to FDA scheduling limitations which are contingent on COVID-19 travel restrictions and security requirements for foreign visitors. Remaining inspections must be completed before regulatory action can be taken.

We have also submitted the EMA MAA for surufatinib, which was validated and accepted in July 2021, for the treatment of both pancreatic and non-pancreatic NET. The 120-day assessment has been completed, and we are now entering the later stages of MAA review. In addition, we initiated a registration-enabling bridging study in NET patients in Japan in September 2021.

18/82

U.S. Phase Ib NET cohorts (NCT02549937) – Updated data from a study in U.S. patients was presented at ASCO 2021, reinforcing the dosage, efficacy and safety profile as comparable to the China trials data. At data cut-off, confirmed response and DCR was observed in 18.8% and 87.5% of pancreatic NET patients, and 6.3% and 93.8% of extra-pancreatic NET patients, respectively. Median PFS was 11.5 months in both cohorts (95% CI: 6.5-17.5).

Japan Bridging Study to Support Registration for Advanced NET (NCT05077384) – Based on dialogue with the Japanese PMDA, it was agreed that the Japanese NDA would include results from a 34-patient, registration-enabling bridging study in Japan to complement the registration data package submitted to the U.S. FDA and the EMA. It was initiated in September 2021.

Surufatinib – combination therapy with checkpoint inhibitor TUOYI® updates:

A Phase II China study (NCT04169672) is enrolling approximately 260 patients in nine solid tumor indications, including NENs, BTC, gastric cancer, thyroid cancer, SCLC, soft tissue sarcoma, endometrial cancer, esophageal cancer and NSCLC. In 2021, we presented encouraging preliminary data on several of these surufatinib-TUOYI® combination cohorts at CSCO and ESMO IO. These have led to the initiation of the first Phase III trial combining surufatinib with a PD-1 antibody, the SURTORI-01 study in NEC, and we are currently considering further registration studies in gastric cancer, SCLC and esophageal cancer.

NEC (subset of NENs) cohort – At CSCO 2021, we presented data, with a cutoff date of July 30, 2021, for all 21 enrolled NEC patients that were efficacy evaluable. Average duration of treatment was 4.9 months (range 1-19) and median OS was 10.3 months (95% CI: 9.1-not reached). The median PFS was 4.14 months (95% CI: 1.5-5.5) and median DoR59 was 4.1 months (95% CI: 3.0-not reached). The confirmed ORR was 23.8% (95% CI: 8.2-47.2) and DCR was 71.4% (95% CI: 47.8-88.7).

All patients experienced TRAEs60, including 9 (42.9%) who experienced grade 3 or above TRAEs. One (4.8%) patient reported treatment-related serious adverse events. Hyperglycemia (3 patients, 14.3%), hypertension (2 patients, 9.5%) and hypertriglyceridemia (2 patients, 9.5%) were the most commonly (more than one patient) reported grade 3 or above TRAEs. No TRAEs led to treatment discontinuation or treatment-related deaths.

SURTORI-01 (NCT05015621) – In September 2021, we initiated this Phase III study to evaluate the combination compared with FOLFIRI to treat patients with advanced NEC who have progression of disease or intolerable toxicity after previous first-line chemotherapy. It is a randomized, controlled, open-label, multi-center study where approximately 200 patients are expected to be enrolled. For the study group, all patients will receive study treatment on a 21-day cycle. The primary outcome measure is OS. HUTCHMED is the sponsor and is responsible for the study’s execution. HUTCHMED and Junshi Biosciences are jointly funding the study.

Surufatinib – combination with checkpoint inhibitor tislelizumab:

In addition to the TUOYI® and TYVYT® combination studies in China, in March 2021 we initiated an open-label, Phase Ib/II study of surufatinib in combination with BeiGene’s tislelizumab in the U.S. and Europe, evaluating the safety, tolerability, pharmacokinetics and efficacy in patients with advanced solid tumors, including CRC, NET, small cell lung cancer, gastric cancer and soft tissue sarcoma. The dose finding phase of the study is now complete and the expansion phase is ongoing (NCT04579757).

Surufatinib – Exploratory development:

In China, we support an Investigator Initiated Trial (“IIT”) program for surufatinib, with about 50 IITs in various solid tumor settings being conducted for both combination and single agent regimens. These trials explore and answer important medical questions in addition to our own company-sponsored clinical trials.

Fruquintinib (ELUNATE® in China)

Fruquintinib is a novel, selective, oral inhibitor of VEGFR 1/2/3 kinases that was designed to improve kinase selectivity to minimize off-target toxicity and thereby improve tolerability. Fruquintinib has been studied in clinical trials with about 5,000 patients to date, both as a monotherapy and in combinations.

Aside from its first approved indication of third-line CRC (in China), several studies of fruquintinib combined with checkpoint inhibitors (including TYVYT®, geptanolimab and tislelizumab) have been underway, some of which presented encouraging data in 2021. Registration-intent studies combined with chemotherapy (FRUTIGA study in gastric cancer) or checkpoint inhibitors (TYVYT® combo, in endometrial cancer) are ongoing in China, with further registration studies in HCC and RCC under consideration.

19/82

We retain all rights to fruquintinib outside of China and are partnered with Lilly in China. The table below shows a summary of the clinical studies for fruquintinib.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Fruquintinib monotherapy	FRESCO: ≥3L CRC; chemotherapy refractory	China	III	Approved and launched	NCT02314819
Fruquintinib monotherapy	FRESCO-2: metastatic CRC	U.S. / Europe / Japan / Aus.	III	Fully enrolled	NCT04322539
Fruquintinib monotherapy	CRC; TN61 & HR+62/Her2-[63] breast cancer	U.S.	Ib	Ongoing	NCT03251378
Fruquintinib + paclitaxel	FRUTIGA: 2L gastric cancer	China	III	Ongoing; completed 2nd interim analysis	NCT03223376
Fruquintinib + TYVYT® (PD-1)	CRC	China	II	Ongoing; data at ASCO 2021	NCT04179084
Fruquintinib + TYVYT® (PD-1)	HCC	China	Ib/II	Ongoing; data at CSCO 2021	NCT03903705
Fruquintinib + TYVYT® (PD-1)	endometrial cancer	China	II registration-intent	Ongoing; Ib data at CSCO 2021	NCT03903705
Fruquintinib + TYVYT® (PD-1)	RCC	China	Ib/II	Ongoing; data at CSCO 2021	NCT03903705
Fruquintinib + TYVYT® (PD-1)	Gastrointestinal tumors	China	Ib/II	Ongoing	NCT03903705
Fruquintinib + tislelizumab (PD-1)	TN breast cancer & endometrial cancer	U.S.	Ib/II	Ongoing	NCT04577963
Fruquintinib + tislelizumab (PD-1)	Solid tumors	Korea / China	Ib/II	Ongoing	NCT04716634

Fruquintinib – CRC updates:

FRESCO-2 (NCT04322539) – This double-blind, placebo-controlled, global Phase III study in refractory metastatic CRC patients reached its enrollment goal in December 2021. It recruited 691 patients from over 150 sites in 14 countries in fifteen months, ahead of schedule. The primary endpoint of the study is OS. Topline results are expected to be reported in the second half of 2022 when the event-driven primary endpoint, OS, is mature. If positive, HUTCHMED would simultaneously initiate plans to apply for marketing authorization of fruquintinib by the U.S. FDA, which granted Fast Track Designation in 2020, the EMA and the Japanese PMDA.

U.S. Phase I/Ib CRC cohorts (NCT03251378) – Preliminary efficacy and safety data of fruquintinib in patients with refractory, metastatic CRC were presented at ASCO GI in early 2022. In patients who had progressed on all standard therapies, including LONSURF® and/or STIVARGA®, the DCR was 68.3% and the median duration of treatment was 19.3 weeks. In patients who had not received LONSURF® or STIVARGA®, the DCR was 57.5% and the median duration of treatment was 14.1 weeks. The safety profile in both patient populations was consistent with what has previously been reported.

Fruquintinib – Gastric cancer:

FRUTIGA (NCT03223376) – This randomized, double-blind, Phase III study in China to evaluate fruquintinib combined with paclitaxel compared with paclitaxel monotherapy, for second-line treatment of advanced gastric cancer, is expected to enroll approximately 700 patients. Its co-primary endpoints are PFS and OS. We expect to complete enrollment of FRUTIGA in 2022.

20/82

Fruquintinib – Combinations with checkpoint inhibitors:

Advanced endometrial cancer registration-intent cohort – Platinum-based systemic chemotherapy is the standard first-line treatment for advanced endometrial cancer. However, patients who progress following first-line chemotherapy have limited treatment options, and the prognosis remains poor. As disclosed at CSCO 2021, as of data cutoff date of August 31, 2021, 35 patients were enrolled (NCT03903705), including 7 treatment-naïve and 28 pretreated patients. Of them, 29 were efficacy evaluable, 4 were treatment-naïve and 25 were pretreated. All 4 treatment-naïve patients experienced confirmed tumor response, for ORR of 100% (95% CI: 39.8-100.0), and median PFS was not reached. Among the 25 pretreated patients, the confirmed ORR was 32.0% (95% CI: 14.9-53.5), DCR was 92.0% (95% CI: 74.0-99.0) and the median PFS was 6.9 months (95% CI: 4.1-NR). Among the 19 proficient mismatch repair (pMMR) patients in the pretreated cohort, the confirmed ORR was 36.8% (95% CI: 16.3-61.6), DCR was 94.7% (95% CI: 74.0-99.9), median PFS was 6.9 months (95% CI: 4.1-NR), and the median OS was not reached. Among the 35 enrolled patients, TRAEs of grade 3 or above that occurred in more than 10% of patients were hypertension (4 patients, 11.4%) and proteinuria (11.4%). 5 (14.3%) patients reported treatment-related serious adverse events.

Following discussion with the NMPA in late 2021, the cohort is now targeting to enroll over 130 patients to meet the requirements to be a single-arm, registration-intent Phase II study.

CRC registration strategy for mCRC under discussion – Encouraging preliminary data disclosed at ASCO 2021 for fruquintinib in combination with two PD-1 inhibitors, TYVYT® and geptanolimab, in advanced CRC showed a five-fold increase in ORR and a doubling of median PFS as compared to the FRESCO study for fruquintinib as a monotherapy.

In the TYVYT® combination study (NCT04179084), 44 patients were enrolled into the CRC cohort, 22 of whom received the RP2D. ORR was 23% for all patients and 27% for those who received the RP2D. DCR was 86% for all patients and 96% for those who received the RP2D. Median PFS was 5.6 months for all patients, and 6.9 months for those who received the RP2D. Median OS was 11.8 months for all patients.

In the geptanolimab combination study (NCT03977090), for the 15 patients in the CRC cohort ORR was 26.7% (including 1 patient with unconfirmed PR) and 33% in the group that received the RP2D. DCR for all evaluable patients was 80% and median PFS was 7.3 months (95% CI: 1.9-NR). Grade 3 TRAEs occurred in 47% of patients, and no incidences of grade 4 or 5 TRAEs were observed.

Tislelizumab combinations (NCT04577963 & NCT04716634) – In August 2021, we initiated an open-label, multi-center, non-randomized Phase Ib/II study in the U.S. to assess fruquintinib in combination with tislelizumab in patients with locally advanced triple negative breast cancer or advanced endometrial cancer. In addition, a Phase II study in China and Korea for fruquintinib in combination with tislelizumab was initiated and is being led by BeiGene for the treatment of advanced or metastatic, unresectable gastric cancer, CRC or NSCLC.

Fruquintinib – Exploratory development:

We are conducting multiple Phase Ib expansion cohorts in the U.S. to explore fruquintinib in CRC and breast cancer. In China, there are about 40 ongoing IIT’s in various solid tumor settings.

Hematological Malignancies Candidates

HUTCHMED currently has five investigational drug candidates targeting hematological malignancies in clinical development, with its sixth expected to enter clinical development in mid-2022. Amdizalisib (targeting PI3Kδ), sovleplenib (HMPL-523, targeting Syk) and HMPL-760 (targeting BTK) are being studied in several trials against B-cell dominant malignancies. In addition to the three B-cell receptor pathway inhibitors, HUTCHMED is also developing HMPL-306 (targeting IDH1 and IDH2); tazemetostat (a methyltransferase inhibitor of EZH2); and HMPL-A83 (a IND-stage anti-CD47 monoclonal antibody).

Amdizalisib (HMPL-689)

Amdizalisib is a novel, highly selective oral inhibitor targeting the isoform PI3Kδ, a key component in the B-cell receptor signaling pathway. Amdizalisib’s pharmacokinetic properties have been found to be favorable with good oral absorption, moderate tissue distribution and low clearance in preclinical studies. We also expect that amdizalisib will have low risk of drug accumulation and drug-drug interactions. In 2021, registration-intent studies for amdizalisib were initiated and Breakthrough Therapy Designation was granted for relapse or refractory follicular lymphoma in China. We currently retain all rights to amdizalisib worldwide. The table below shows a summary of the clinical studies for amdizalisib.

21/82

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Amdizalisib monotherapy	Indolent non-Hodgkin’s lymphoma PTCL	China	Ib	Ongoing; expansion data presented at ESMO 2021	NCT03128164
Amdizalisib monotherapy	Relapsed/refractory follicular lymphoma	China	II registration-intent	Ongoing: initiated in Apr 2021. Breakthrough Therapy Designation	NCT04849351
Amdizalisib monotherapy	Relapsed/refractory marginal zone lymphoma	China	II registration-intent	Ongoing: initiated in Apr 2021	NCT04849351
Amdizalisib monotherapy	Indolent non-Hodgkin’s lymphoma	U.S./ Europe	I/Ib	Dose expansion initiated in H2 2021	NCT03786926

Phase II registration-intent trial (NCT04849351) – In April 2021, we commenced a registration-intent, single-arm, open-label Phase II trial in China in approximately 100 patients with relapsed/refractory follicular lymphoma and approximately 80 patients with relapsed/refractory marginal zone lymphoma, two subtypes of non-Hodgkin’s lymphoma. The primary endpoint is ORR. The trial is being conducted in over 35 sites in China.

This initiation is based on the highly promising preliminary results presented at ESMO 2021 from the Phase Ib expansion study ongoing in China (NCT03128164), which demonstrated that amdizalisib was well tolerated with single-agent clinical activity in relapsed/refractory B-cell lymphoma patients.

Sovleplenib (HMPL-523)

Sovleplenib is a novel, selective, oral inhibitor targeting Syk, for the treatment of hematological cancers and immune diseases. Syk is a component in B-cell receptor signaling pathway.

In 2021 we initiated Phase III study in China for ITP, for which it has received Breakthrough Therapy Designation, and presented data on both ITP and hematological malignancies at ASH 2021. We currently retain all rights to sovleplenib worldwide. The table below shows a summary of the clinical studies for sovleplenib.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Sovleplenib monotherapy	ESLIM-01: ITP	China	III	Ongoing: initiated in Oct 2021. Breakthrough Therapy Designation	NCT05029635
Sovleplenib monotherapy	ITP	China	I/Ib	Completed. Data at ASH 2021	NCT03951623
Sovleplenib monotherapy	Indolent non-Hodgkin’s lymphoma	Australia	Ib	Active, not recruiting	NCT02503033
Sovleplenib monotherapy	Indolent non-Hodgkin’s lymphoma	U.S. / Europe	I/Ib	Ongoing. Prelim. data at ASH 2021	NCT03779113
Sovleplenib monotherapy	Multiple sub-types of B-cell malignancies	China	I/Ib	Completed	NCT02857998
Sovleplenib monotherapy	wAIHA	China	II	In planning	N/A

ESLIM-01 (Evaluation of Sovleplenib for immunological diseases–01, NCT05029635) – In October 2021, we initiated a randomized, double-blinded, placebo-controlled Phase III trial in China of sovleplenib in approximately 180 adult patients with primary ITP, an autoimmune disorder that can lead to increased risk of bleeding. The primary endpoint of the study is the durable response rate. In January 2022, the NMPA granted Breakthrough Therapy Designation for this indication.

China Phase I/Ib in ITP (NCT03951623) – ESLIM-01 was initiated based on encouraging data from this Phase Ib study presented at ASH 2021. At data cutoff, 34 patients received sovleplenib and 11 received placebo. Among 16 patients who received the RP2D of 300mg once daily, 11 (68.8%) experienced response (defined by at least one incident of platelet count being ≥ 50x10⁹/L in the initial 8-week double-blinded phase of the study), compared to one placebo patient (9.1%). One additional patient at the RP2D experienced response during the subsequent 16-week open-label phase of the study, and all four placebo patients that crossed over to receive treatment at RP2D after the initial 8-week double-blinded phase experienced response. In total, 16 out of 20 patients (80%) experienced response during both phases of the study. Durable response (defined as platelet count being ≥ 50x10⁹/L in at least 4 out of 6 last scheduled visits) was reported in 8 out of 20 patients (40%) who received RP2D in both phases of the study.

22/82

Safety data were presented for all 41 patients treated by sovleplenib. The median duration of treatment was 142 days (range: 23-170). No patients discontinued treatment due to TRAE, and no cases of treatment-related serious adverse events were reported. There were 30 patients (73%) who experienced TRAEs, including 3 (7.3%) who experienced grade 3 or above TRAEs, one of whom received the RP2D. No TRAEs of grade 3 or above occurred in more than one patient.

Australia/China Phase I/Ib studies in multiple subtypes of B-cell malignancies (NCT02503033/NCT02857998) – Our Phase I/Ib dose escalation and expansion studies in Australia and China have now enrolled over 200 patients in a broad range of hematological cancers and have identified indications of interest for future development.

U.S./Europe Phase I/Ib in indolent non-Hodgkin’s lymphoma (NCT03779113) – We presented preliminary results from this Phase I study at ASH 2021, which support progressing sovleplenib into the ongoing dose expansion phase of the study to evaluate its safety and efficacy in multiple subtypes of B-cell and T-cell lymphoma at the RP2D of 700mg.

TAZVERIK® (tazemetostat)

In August 2021, we entered into a strategic collaboration with Epizyme to research, develop, manufacture and commercialize TAZVERIK® in Greater China, including mainland China, Hong Kong, Macau and Taiwan. TAZVERIK® is an inhibitor of EZH2 developed by Epizyme that is approved by the U.S. FDA for the treatment of certain epithelioid sarcoma and follicular lymphoma patients. It received accelerated approval from the FDA based on ORR and DoR in January and June 2020 for epithelioid sarcoma and follicular lymphoma, respectively.

Under the terms of the agreement, we are responsible for the development and commercialization of TAZVERIK® in Greater China. Epizyme received a $25 million upfront payment and is eligible to receive up to an additional $110 million in development and regulatory milestone payments, across up to eight potential indications, and up to an additional $175 million in sales milestone payments. Epizyme is also eligible to receive tiered royalties of mid -teen to low-twenties percent based on annual net sales of TAZVERIK® in Greater China. In addition, we received a four-year warrant to acquire up to $65 million of Epizyme shares at $11.50 per share.

We are developing and plan to seek approval for TAZVERIK® in various hematological and solid tumors, including epithelial sarcoma, follicular lymphoma and diffuse large b-cell lymphoma (DLBCL) in Greater China. We are participating in Epizyme’s SYMPHONY-1 (EZH-302) study, leading it in Greater China. The parties also intend to conduct additional global studies jointly. We will generally be responsible for funding all clinical trials of TAZVERIK® in Greater China, including the portion of global trials conducted there. We are responsible for the research, manufacturing and commercialization of TAZVERIK® in Greater China.

The table below shows a summary of the clinical studies for TAZVERIK®.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
TAZVERIK® + R² (lenalidomide & rituximab)	SYMPHONY-1: 2L follicular lymphoma	Global	III	Ongoing: HUTCHMED is leading China portion of global Ph III	NCT04224493
TAZVERIK® monotherapy	Relapsed/refractory 3L+ follicular lymphoma	China	II registration-intent (bridging)	In planning	Pending
TAZVERIK® combinations	Indolent lymphoma combinations	China	II	In planning	N/A

SYMPHONY-1 (NCT04224493) – This is a global, multicenter, randomized, double-blind, active-controlled, 3-stage, biomarker-enriched, Phase Ib/III study of TAZVERIK® in combination with R² in patients with relapsed or refractory follicular lymphoma after at least one prior line of therapy. Epizyme conducted the Phase Ib portion of the study in 2021, which determined the recommended Phase III dose (“RP3D”) and also demonstrated potential efficacy in second-line follicular lymphoma. The safety profile of the combination was consistent with the previously reported safety information in the U.S. prescribing information for both TAZVERIK® and R², respectively.

23/82

In the Phase III portion of the trial, approximately 500 patients are randomly assigned to receive the RP3D of TAZVERIK® + R² or placebo + R². The study will also include a maintenance arm with TAZVERIK® or placebo following the first year of treatment with TAZVERIK® + R² or placebo + R². We anticipate the first patient enrollment in H1 2022 in the China Phase III portion of SYMPHONY-1.

We intend to initiate a bridging study in follicular lymphoma to support China registration, as well as several combination studies of TAZVERIK® with HUTCHMED assets.

HMPL-306

HMPL-306 is a novel dual-inhibitor of IDH1 and IDH2 enzymes. IDH1 and IDH2 mutations have been implicated as drivers of certain hematological malignancies, gliomas and solid tumors, particularly among acute myeloid leukemia patients. We currently retain all rights to HMPL-306 worldwide. The table below shows a summary of the clinical studies for HMPL-306.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-306 monotherapy	Hematological malignancies	China	I	Ongoing: close to establishing the RP2D, dose expansion in mid-2022	NCT04272957
HMPL-306 monotherapy	Solid tumors including but not limited to gliomas, chondrosarcomas or cholangiocarcinomas	U.S.	I	Ongoing: initiated in Mar 2021 Dose expansion phase is expected to start in mid-2022	NCT04762602
HMPL-306 monotherapy	Hematological malignancies	U.S.	I	Ongoing: initiated in Mar 2021	NCT04764474

HMPL-760

HMPL-760 is an investigational, non-covalent, third-generation BTK inhibitor. It is a highly potent, selective, and reversible inhibitor with long target engagement against BTK, including wild-type and C481S-mutated BTK. China and U.S. Phase I studies initiated in early 2022 will include patients treated with a prior regimen containing a BTK inhibitor. We currently retain all rights to HMPL-760 worldwide.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-760 monotherapy	CLL, SLL, other NHL	China	I	Ongoing: initiated in Jan 2022	NCT05190068
HMPL-760 monotherapy	CLL, SLL, other NHL	U.S.	I	Initiating	NCT05176691

HMPL-453

HMPL-453 is a novel, selective, oral inhibitor targeting FGFR 1/2/3. Aberrant FGFR signaling is associated with tumor growth, promotion of angiogenesis, as well as resistance to anti-tumor therapies. We currently retain all rights to HMPL-453 worldwide. The table below shows a summary of the clinical studies for HMPL-453.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-453 monotherapy	2L Cholangiocarcinoma (IHCC with FGFR fusion)	China	II	Ongoing. ~10-15% of IHCC pts’ tumors harbor FGFR2 fusion	NCT04353375
HMPL-453 + chemotherapies	Multiple	China	I/II	Ongoing: initiated in Jan 2022	NCT05173142
HMPL-453 +TUOYI® (PD-1)	Multiple	China	I/II	Ongoing: initiated in Jan 2022	NCT05173142

24/82

HMPL-295

HMPL-295 is a novel ERK inhibitor. ERK is a downstream component of the RAS-RAF-MEK-ERK signaling cascade (MAPK pathway). This is our first of multiple candidates in discovery targeting the MAPK pathway. A China Phase I study was initiated in July 2021. We currently retain all rights to HMPL-295 worldwide.

RAS-MAPK pathway is dysregulated in cancer, in which mutations or non-genetic events hyper-activate the pathway in more than 50% of cancers. RAS and RAF predict worse clinical prognosis in a wide variety of tumor types, mediate resistance to targeted therapies, and decrease the response to the approved standards of care, namely, targeted therapy and immunotherapy. ERK inhibition has the potential to overcome or avoid the intrinsic or acquired resistance from the inhibition of RAS, RAF and MEK upstream mechanisms.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-295 monotherapy	Solid tumors	China	I	Ongoing: initiated in Jul 2021	NCT04908046

HMPL-653

HMPL-653 is a novel, highly selective, and potent CSF-1R inhibitor designed to target CSF-1R driven tumors as a monotherapy or in combination with other drugs. We initiated a China Phase I study in January 2022. We currently retain all rights to HMPL-653 worldwide.

CSF-1R is usually expressed on the surface of macrophages and can promote growth and differentiation of macrophages. Studies have shown that blocking the CSF-1R signaling pathway could effectively modulate the tumor microenvironment, relieve tumor immunosuppression, and synergize with other anti-cancer therapies such as immune checkpoint inhibitors to achieve tumor inhibition. It has been demonstrated in several clinical studies that CSF-1R inhibitors could treat tenosynovial giant cell tumors, and treat a variety of malignancies combined with immuno-oncology or other therapeutic agents. Currently no CSF-1R inhibitor has been approved in China.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-653 monotherapy	Solid tumors & tenosynovial giant cell tumors	China	I	Ongoing: initiated in Jan 2022, ~110 patients expected to be enrolled	NCT05190068

Immunology Collaboration with Inmagene

In January 2021, we entered into a strategic partnership with Inmagene, a clinical development stage company with a focus on immunological diseases, to further develop four novel preclinical drug candidates we discovered for the potential treatment of multiple immunological diseases. Funded by Inmagene, we will work together to move the drug candidates towards IND. If successful, Inmagene will then advance the drug candidates through global clinical development. INDs for the first two compounds are expected to be submitted in China in 2022.

25/82

OTHER VENTURES

Our Other Ventures include drug marketing and distribution platforms covering about 290 cities and towns in China with around 2,900 mainly manufacturing and commercial personnel. Built over the past 20 years, it primarily focuses on prescription drug and science-based nutrition products through several joint ventures and subsidiary companies.

In 2021, our Other Ventures delivered encouraging growth with consolidated revenues up 20% (13% at CER) to $236.5 million (2020: $197.8m). Consolidated net income attributable to HUTCHMED from our Other Ventures grew by 24% (15% at CER) to $54.4 million (2020: $44.0m), excluding one-time gains. One-time gains in 2021 totaled $88.5 million (2020: $28.8m), including $82.9 million (2020: nil) from the divestment of HBYS and $5.6 million (2020: $28.8m) from one-time land compensation.

Hutchison Sinopharm: Our prescription drugs commercial services business, which in addition to providing certain commercial services for our own products, provides services to third-party pharmaceutical companies in China, grew sales by 24% (16% at CER) to $204.1 million in 2021 (2020: $165.1m).

In 2021, the Hong Kong International Arbitration Centre made a final award in favor of Hutchison Sinopharm against Luye Pharma Hong Kong Ltd. in the amount of RMB253.2 million ($39.6 million), plus costs and interest, in connection with the termination of Hutchison Sinopharm’s right to distribute SEROQUEL® in China. Payment of the award is expected in 2022.

Hutchison Sinopharm has a dedicated team of about 130 commercial staff focused on two key areas of operation. First, a team that markets third-party prescription drug products directly to about 700 public and private hospitals in the Shanghai region and through a network of about 50 distributors to cover all other provinces in China. Second, a team that markets HUTCHMED’s science-based maternal and infant supplements through a network of over 32,000 promoters in China.

SHPL: Our own-brand prescription drugs business, operated through our non-consolidated joint venture SHPL, grew sales by 20% (12% at CER) to $332.6 million (2020: $276.4m). This sales growth and favorable product mix led to an increase of 33% (24% at CER) in net income attributable to HUTCHMED to $44.7 million (2020: $33.5m).

The SHPL operation is large-scale, with a commercial team of over 2,200 staff managing the medical detailing and marketing of its products not just in hospitals in provincial capitals and medium-sized cities, but also in the majority of county-level hospitals in China. SHPL’s Good Manufacturing Practice-certified factory holds 74 drug product manufacturing licenses and is operated by over 530 manufacturing staff.

SXBX64 pill: SHPL’s main product is SXBX pill, an oral vasodilator prescription therapy for coronary artery disease. SXBX pill is the third largest botanical prescription drug in this indication in China, with a national market share in January to December 2021 of 19.6% (2020: 18.2%). Sales increased by 23% (15% at CER) to $307.1 million in 2021 (2020: $250.0m).

SXBX pill is protected by a formulation patent that expires in 2029, but also retains certain state protection that extends indefinitely, and is one of less than two dozen proprietary prescription drugs represented on China’s National Essential Medicines List (“NEML”). Inclusion on the NEML means that all Chinese state-owned health care institutions are required to carry it. SXBX pill is fully reimbursed in all China.

Dividends: Our share of SHPL’s profits are passed to the HUTCHMED Group through dividend payments. In 2021, dividends of $49.9 million (2020: $36.1m) were paid from SHPL to the HUTCHMED Group level with aggregate dividends received by HUTCHMED since inception of over $240 million.

HBYS disposal: In September 2021, we divested our entire indirect interest in HBYS, a non-core and non-consolidated over-the-counter drug joint venture business, to GL Capital for $159.1 million in cash and including $46.4 million expected to be received related to undistributed profits, this represents about 22 times of HBYS’ adjusted 2020 net profit attributable to HUTCHMED equity holders of $7.7 million65. The sale of this non-core consumer health products business resulted in a one-time gain of approximately $82.9 million attributable to HUTCHMED equity holders.

Christian Hogg
Chief Executive Officer
March 3, 2022

26/82

USE OF NON-GAAP FINANCIAL MEASURES AND RECONCILIATION

In addition to financial information prepared in accordance with U.S. GAAP, this announcement also contains certain non-GAAP financial measures based on management’s view of performance including:

•	Adjusted Group net cash flows excluding financing activities

•	CER

Management uses such measures internally for planning and forecasting purposes and to measure the HUTCHMED Group’s overall performance. We believe these adjusted financial measures provide useful and meaningful information to us and investors because they enhance investors’ understanding of the continuing operating performance of our business and facilitate the comparison of performance between past and future periods. These adjusted financial measures are non-GAAP measures and should be considered in addition to, but not as a substitute for, the information prepared in accordance with U.S. GAAP. Other companies may define these measures in different ways.

Adjusted Group net cash flows excluding financing activities: We include the change in short-term investments for the period to the change in cash and cash equivalents for the period, and exclude the net cash generated from financing activities for the period to derive our adjusted Group net cash flows excluding financing activities. We believe the presentation of adjusted Group net cash flows excluding financing activities provides useful and meaningful information about the change in our cash resources excluding those from financing activities which may present significant period-to-period differences.

CER: We remove the effects of currency movements from period-to-period comparisons by retranslating the current period’s performance at previous period’s foreign currency exchange rates. Because we have significant operations in China, the RMB to U.S. dollar exchange rates used for translation may have a significant effect on our reported results. We believe the presentation at CER provides useful and meaningful information because it facilitates period-to-period comparisons of our results and increases the transparency of our underlying performance.

Reconciliation of GAAP change in cash and cash equivalents and short-term investments to Adjusted Group net cash flows excluding financing activities:

$’millions	2021	2020
Cash and cash equivalents and short-term investments at end of year	1,011.7	435.2
Excludes: Cash and cash equivalents and short-term investments at beginning of year	(435.2)	(217.2)
Excludes: Net cash generated from financing activities for the year	(650.0)	(296.4)
Adjusted Group net cash flows excluding financing activities	(73.5)	(78.4)

27/82

Reconciliation of GAAP revenues and net income attributable to HUTCHMED to CER:

$’millions (except %)	Year Ended		Change Amount			Change %
	December 31, 2021	December 31, 2020	Actual	CER	Exchange effect	Actual	CER	Exchange effect
Consolidated revenues
Oncology/Immunology	119.6	30.2	89.4	86.6	2.8	296%	287%	9%
Other Ventures^	236.5	197.8	38.7	25.2	13.5	20%	13%	7%

^ Includes:
— Hutchison Sinopharm— prescription drugs	204.1	165.1	39.0	26.2	12.8	24%	16%	8%

Non-consolidated joint venture revenues
— SHPL	332.6	276.4	56.2	34.1	22.1	20%	12%	8%
— SXBX pill	307.1	250.0	57.1	36.5	20.6	23%	15%	8%

Consolidated net income attributable to HUTCHMED – Other Ventures	142.9	72.8	70.1	66.4	3.7	96%	91%	5%
— Consolidated entities	2.6	2.8	(0.2)	(0.3)	0.1	-8%	-12%	4%
— Equity investees	140.3	70.0	70.3	66.7	3.6	100%	95%	5%
— SHPL	44.7	33.5	11.2	7.9	3.3	33%	24%	9%
— HBYS*	95.6	36.5	59.1	58.8	0.3	162%	161%	1%

Excluding one-time gains
Other Ventures	54.4	44.0	10.4	6.7	3.7	24%	15%	9%
— Consolidated entities	2.6	2.8	(0.2)	(0.3)	0.1	-8%	-12%	4%
— Equity investees	51.8	41.2	10.6	7.0	3.6	26%	17%	9%
— SHPL	44.7	33.5	11.2	7.9	3.3	33%	24%	9%
— HBYS*	7.1	7.7	(0.6)	(0.9)	0.3	-7%	-12%	5%

* Period from January 1, 2021 to September 28, 2021. For the year ended December 31, 2021, one-time gains include gain on divestment of $82.9 million (2020: nil) and land compensation gain of $5.6 million (2020: $28.8 million), respectively.

28/82

GROUP CAPITAL RESOURCES

LIQUIDITY AND CAPITAL RESOURCES

To date, we have taken a multi-source approach to fund our operations, including through cash flows generated and dividend payments from our Oncology/Immunology and Other Ventures operations, service and milestone and upfront payments from our collaboration partners, bank borrowings, investments from third parties, proceeds from our listings on various stock exchanges and follow-on offerings.

Our Oncology/Immunology operations have historically not generated significant profits or have operated at a net loss, as creating potential global first-in-class or best-in-class drug candidates requires a significant investment of resources over a prolonged period of time. As such, we incurred net losses of $194.6 million for the year ended December 31, 2021 and net losses of $125.7 million for the year ended December 31, 2020.

As of December 31, 2021, we had cash and cash equivalents and short-term investments of $1,011.7 million and unutilized bank facilities of $157.4 million. As of December 31, 2021, we had $26.9 million in bank borrowings.

Certain of our subsidiaries and joint ventures, including those registered as wholly foreign-owned enterprises in China, are required to set aside at least 10.0% of their after-tax profits to their general reserves until such reserves reach 50.0% of their registered capital. In addition, certain of our joint ventures are required to allocate certain of their after-tax profits as determined in accordance with related regulations and their respective articles of association to the reserve funds, upon approval of the board.

Profit appropriated to the reserve funds for our subsidiaries and joint ventures incorporated in the PRC was approximately $89,000 and $44,000 for the years ended December 31, 2021 and 2020, respectively. In addition, as a result of PRC regulations restricting dividend distributions from such reserve funds and from a company’s registered capital, our PRC subsidiaries are restricted in their ability to transfer a certain amount of their net assets to us as cash dividends, loans or advances. This restricted portion amounted to $0.1 million as of December 31, 2021.

In addition, our non-consolidated joint venture, SHPL, held an aggregate of $50.0 million in cash and cash equivalents and no bank borrowings as of December 31, 2021. Such cash and cash equivalents are only accessible by us through dividend payments from the joint venture. The level of dividends declared by the joint venture is subject to agreement each year between us and our joint venture partner based on the profitability and working capital needs of the joint venture.

CASH FLOW

	Year Ended December 31,
	2021	2020
	(in $’000)
Cash Flow Data:
Net cash used in operating activities	(204,223)	(62,066)
Net cash used in investing activities	(306,320)	(125,441)
Net cash generated from financing activities	650,028	296,434
Net increase in cash and cash equivalents	139,485	108,927
Effect of exchange rate changes	2,427	5,546
Cash and cash equivalents at beginning of the year	235,630	121,157
Cash and cash equivalents at end of the year	377,542	235,630

Net Cash used in Operating Activities

Net cash used in operating activities was $62.1 million for the year ended December 31, 2020, compared to net cash used in operating activities of $204.2 million for the year ended December 31, 2021. The net change of $142.1 million was primarily attributable to higher operating expenses of $259.8 million from $424.6 million for the year ended December 31, 2020 to $684.4 million for the year ended December 31, 2021, partially offset by an increase in revenues of approximately $128.1 million from $228.0 million for the year ended December 31, 2020 to $356.1 million for the year ended December 31, 2021.

29/82

Net Cash used in Investing Activities

Net cash used in investing activities was $125.4 million for the year ended December 31, 2020, compared to net cash used in investing activities of $306.3 million for the year ended December 31, 2021. The net change of $180.9 million was primarily attributable to an increase in net deposits in short-term investments of $331.1 million from $103.5 million for the year ended December 31, 2020 to $434.6 million for the year ended December 31, 2021. The net change was also attributable to the payment of $15.0 million during the year ended December 31, 2021 to acquire a warrant to purchase Epizyme shares. The net change was partially offset by the proceeds received from the divestment of Hutchison Baiyunshan of $159.1 million during the year ended December 31, 2021.

Net Cash generated from Financing Activities

Net cash generated from financing activities was $296.4 million for the year ended December 31, 2020, compared to net cash generated from financing activities of $650.0 million for the year ended December 31, 2021. The net change of $353.6 million was primarily attributable to net proceeds of $685.4 million from a private placement in April 2021 and from our public offering on the SEHK with over-allotment option exercised in full in June and July 2021, as compared to net proceeds of $310.0 million from our follow-on offering in the United States and private placements in 2020. The net change was partially offset by an increase in purchases of ADSs by our Company for the settlement of certain equity awards which totaled $12.9 million for the year ended December 31, 2020 as compared to $27.3 million for the year ended December 31, 2021, as well as an increase in dividends paid to non-controlling shareholders of subsidiaries which totaled $1.5 million for the year ended December 31, 2020 as compared to $9.9 million for the year ended December 31, 2021.

LOAN FACILITIES

In November 2018, our subsidiary renewed a three-year revolving loan facility with HSBC66. The facility amount of this loan was HK$234.0 million ($30.0 million) with an interest rate at HIBOR67 plus 0.85% per annum. This credit facility was guaranteed by us and includes certain financial covenant requirements. The revolving loan facility expired in November 2021.

In May 2019, our subsidiary entered into additional credit facility arrangements with HSBC for the provision of unsecured credit facilities in the aggregate amount of HK$400.0 million ($51.3 million). The 3-year credit facilities include (i) a HK$210.0 million ($26.9 million) term loan facility and (ii) a HK$190.0 million ($24.4 million) revolving loan facility, both with an interest rate at HIBOR plus 0.85% per annum. These credit facilities are guaranteed by us and include certain financial covenant requirements. In October 2019, we drew down HK$210.0 million ($26.9 million) from the term loan facility and as of December 31, 2021, no amount was drawn from the revolving loan facility.

In August 2020, our subsidiary entered into a 24-month revolving credit facility with Deutsche Bank AG68 in the amount of HK$117.0 million ($15.0 million) with an interest rate at HIBOR plus 4.5% per annum. This revolving facility is guaranteed by us and includes certain financial covenant requirements. As of December 31, 2021, no amount was drawn from the revolving loan facility.

In October 2021, our subsidiary entered into a 10-year fixed asset loan facility agreement with Bank of China Limited for the provision of a secured credit facility in the amount of RMB754.9 million ($118.1 million) with an annual interest rate at the 5-year China Loan Prime Rate less 0.65%. This credit facility is guaranteed by another subsidiary of the Group, and secured by the underlying leasehold land and buildings, and includes certain financial covenant requirements. As of December 31, 2021, no amount was drawn from the fixed asset loan facility.

Our non-consolidated joint venture SHPL had no bank borrowings outstanding as of December 31, 2021.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table sets forth our contractual obligations as of December 31, 2021. Our purchase obligations relate to property, plant and equipment that are contracted for but not yet paid. Our lease obligations primarily comprise future aggregate minimum lease payments in respect of various factories, warehouse, offices and other assets under non-cancellable lease agreements.

30/82

	Payment Due by Period (in $’000)
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Bank borrowings	26,923	26,923	–	–	–
Interest on bank borrowings	104	104	–	–	–
Purchase obligations	44,204	42,519	1,685	–	–
Lease obligations	12,818	5,348	5,316	1,359	795
	84,049	74,894	7,001	1,359	795

SHPL

The following table sets forth the contractual obligations of our non-consolidated joint venture SHPL as of December 31, 2021. SHPL’s purchase obligations comprise capital commitments for property, plant and equipment contracted for but not yet paid. SHPL’s lease obligations primarily comprise future aggregate minimum lease payments in respect of various offices under non-cancellable lease agreements.

	Payment Due by Period (in $’000)
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Purchase obligations	155	155	–	–	–
Lease obligations	3,149	859	1,577	713	–
	3,304	1,014	1,577	713	–

FOREIGN EXCHANGE RISK

Most of our revenues and expenses are denominated in renminbi, and our consolidated financial statements are presented in U.S. dollars. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. In general, our exposure to foreign exchange risks is limited.

The value of the renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC69. If we decide to convert renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the renminbi would have a negative effect on the U.S. dollar amounts available to us. On the other hand, if we need to convert U.S. dollars into renminbi for business purposes, e.g. capital expenditures and working capital, appreciation of the renminbi against the U.S. dollar would have a negative effect on the renminbi amounts we would receive from the conversion. In addition, for certain cash and bank balances deposited with banks in the PRC, if we decide to convert them into foreign currencies, they are subject to the rules and regulations of foreign exchange control promulgated by the PRC government.

CREDIT RISK

Substantially all of our bank deposits are in major financial institutions, which we believe are of high credit quality. We limit the amount of credit exposure to any single financial institution. We make periodic assessments of the recoverability of trade and other receivables and amounts due from related parties. Our historical experience in collection of receivables falls within the recorded allowances, and we believe that we have made adequate provision for uncollectible receivables.

INTEREST RATE RISK

We have no significant interest-bearing assets except for bank deposits. Our exposure to changes in interest rates is mainly attributable to our bank borrowings, which bear interest at floating interest rates and expose us to cash flow interest rate risk. We have not used any interest rate swaps to hedge our exposure to interest rate risk. We have performed sensitivity analysis for the effects on our results for the period from changes in interest rates on floating rate borrowings. The sensitivity to interest rates used is based on the market forecasts available at the end of the reporting period and under the economic environments in which we operate, with other variables held constant. According to the analysis, the impact on our net loss of a 1.0% interest rate shift would be a maximum increase/decrease of $0.3 million for the year ended December 31, 2021.

31/82

OFF-BALANCE SHEET ARRANGEMENTS

We did not have during the periods presented, and we do not currently have, any material off-balance sheet arrangements.

CONTINGENT LIABILITIES

Other than as disclosed in note 16 to the full year financial statements, the Group does not have any other significant commitments or contingent liabilities.

GEARING RATIO

The gearing ratio of the Group, which was calculated by dividing total interest-bearing loans by total equity, was 2.6% as of December 31, 2021, a decrease from 5.2% as of December 31, 2020. The decrease was primarily attributable to the increase in equity due to the primary offering of shares on HKEX.

SIGNIFICANT INVESTMENTS HELD

Except for our investment in a non-consolidated joint venture SHPL with a carrying value of $76.0 million including details below and those as disclosed in note 11 to the full year financial statements, we did not hold any other significant investments in the equity of any other companies as of December 31, 2021.

Place of establishment and operations	Nominal Value of Registered Capital	Equity Interest Attributable to the Group	Principal activities
	(in RMB’000)
PRC	229,000	50%	Manufacture and distribution of prescription drug products

Our own-brand prescription drugs business under Other Ventures is operated through SHPL. Dividends received from SHPL for the year ended December 31, 2021 were $49.9 million.

FUTURE PLANS FOR MATERIAL INVESTMENTS AND CAPITAL ASSETS

Note 16 to the full year financial statements discloses our planned expenditures on capital assets as of December 31, 2021. At this date there were no other plans to incur material expenditures on additional investments or capital assets.

MATERIAL ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES

During the year ended December 31, 2021, except for the HBYS disposal as disclosed in note 23 to the full year financial statements, we did not have any other material acquisitions and disposals of subsidiaries, associates and joint ventures.

PLEDGE OF ASSETS

As of December 31, 2021, we did not have any pledge of assets (as of December 31, 2020: nil). Our 10-year fixed asset loan facility agreement with Bank of China Limited is secured by the underlying leasehold land and buildings; however, no amount was drawn from the fixed asset loan facility as of December 31, 2021.

32/82

INFLATION

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the Consumer Price Index in China increased by 4.5%, 0.2% and 1.5% in 2019, 2020 and 2021, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

FINAL DIVIDEND

The Board does not recommend any final dividend for the year ended December 31, 2021.

33/82

OTHER INFORMATION

CORPORATE STRATEGY

The primary objective of the Company and its subsidiaries (the “Group”) is to become a fully integrated global leader in the discovery, development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. The strategy of the Company is to leverage the highly specialized expertise of the drug discovery division, known as the Oncology/Immunology operations, to develop and expand its drug candidate portfolio for the global market while also building on the first-mover advantage in the development and launch of novel cancer drugs in China. The Chairman’s Statement and the Operations Review contain discussions and analyses of the Group’s opportunities, performance and the basis on which the Group generates or preserves value over the longer term and the basis on which the group will execute its strategy for delivering this objective. Further information on the sustainability initiatives of the Group and its key relationships with stakeholders can also be found in the standalone Sustainability Report of the Group.

HUMAN RESOURCES

As at December 31, 2021, the Group employed approximately 1,760 (2020: ~1,280) full time staff members. Staff costs during the year ended December 31, 2021, including directors’ emoluments, totaled $180.2 million (2020: $101.0 m).

The Group fully recognizes the importance of high-quality human resources in sustaining market leadership. Salary and benefits are kept at competitive levels, while individual performance is rewarded within the general framework of the salary, bonus and incentive system of the Group, which is reviewed annually. Employees are provided with a wide range of benefits that include medical coverage, provident funds and retirement plans, and long-service awards. The Group stresses the importance of staff development and provides training programs on an ongoing basis. Employees are also encouraged to play an active role in community care activities.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE (“ESG”) RESPONSIBILITY

The Group is committed to the long-term sustainability of its businesses and the communities in which it conducts business. The Group supports the proposition that enterprises should give back to society and bear social responsibility. It encourages its business units to contribute to the welfare of the communities in which it operates. Moreover, the Group’s business is anchored to the purpose of serving medical needs of the public and distributing its drugs to those in need. While advancing breakthroughs with its novel drugs, the Group ensures every drug product is marketed and manufactured in a high quality, safe, traceable and affordable manner. Furthermore, the Group is continually improving its business practices and employee training in such best practices. It has adopted a proactive approach to ESG responsibility and has established a Sustainability Committee comprising four Directors to spearhead the ESG initiatives and activities of the Group and to enhance the Group’s ESG efforts.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Friday, April 22, 2022 to Wednesday, April 27, 2022, both days inclusive, during which period no transfer of shares will be effected, to determine shareholders’ entitlement to attend and vote at the 2022 Annual General Meeting (or at any adjournment or postponement thereof). All share certificates with completed transfer forms, either overleaf or separately, must be lodged with (a) the Hong Kong Branch Share Registrar of the Company, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong or (b) the Principal Share Registrar of the Company, Computershare Investor Services (Jersey) Limited c/o Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom, no later than 4:30 pm Hong Kong time on Thursday, April 21, 2022.

34/82

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year ended December 31, 2021 (the “Reporting Period”):

(a)	on April 14, 2021, the Company issued 16,393,445 ordinary shares to Pachytene Limited (an investment vehicle wholly-owned by Baring Private Equity Asia Fund VII) at the price of $30.50 per American depositary share pursuant to a private placement; and

(b)	on June 30, 2021, the Company issued 104,000,000 ordinary shares at the price of HK$40.10 per ordinary share pursuant to the listing and primary offering of ordinary shares on the Main Board of HKEX. Following the exercise of an over-allotment option granted by the Company in the context of that offering, the Company issued an additional 15,600,000 ordinary shares at the same price per ordinary share on July 15, 2021. Details of the offering and the over-allotment option are set out in the prospectus issued by the Company dated June 18, 2021 (the “Prospectus”).

Save as disclosed above, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the listed securities of the Company during the Reporting Period.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

The Company strives to attain and maintain high standards of corporate governance best suited to the needs and interests of the Group as it believes that an effective corporate governance framework is fundamental to promoting and safeguarding interests of shareholders and other stakeholders and enhancing shareholder value. Accordingly, the Company has adopted and applied corporate governance principles and practices that emphasize a quality board of Directors (the “Board”), effective risk management and internal control systems, stringent disclosure practices, transparency and accountability. It is, in addition, committed to continuously improving these practices and inculcating an ethical corporate culture.

Prior to the listing on HKEX, the Company has adopted the principles of the UK Corporate Governance Code (“UK CG Code”) applicable to companies listed on the premium segment of the London Stock Exchange main market, despite its shares being traded on the AIM market and hence not required to comply with the UK CG Code. Following the listing of the Company on HKEX on June 30, 2021, the Board has adopted the Corporate Governance Code (“HK CG Code”) as set out in Appendix 14 to the Rules Governing the Listing of Securities on HKEX in replacement of the UK CG Code and was in compliance with all code provisions of the HK CG Code.

COMPLIANCE WITH THE SHARE DEALINGS CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Board has adopted the Code on Dealings in Shares on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Hong Kong Listing Rules as the protocol regulating Directors’ dealings in securities of the Company. In response to specific enquiries made, all Directors have confirmed their compliance with the required standards set out in such code regarding their securities transactions throughout their tenure during the year ended December 31, 2021.

ANNUAL GENERAL MEETING

The Annual General Meeting of HUTCHMED will be held on Wednesday, April 27, 2022. Notice of the 2022 Annual General Meeting will be published and issued to shareholders in due course.

USE OF NET PROCEEDS

On June 30, 2021, the Company issued 104,000,000 new ordinary shares for total gross proceeds of approximately $534.7 million from the listing and offering of the Company’s ordinary shares on HKEX.

On July 15, 2021, the over-allotment option was fully exercised and the Company issued an aggregate of 15,600,000 ordinary shares for total gross proceeds of approximately $80.2 million.

The intended use of total net proceeds of approximately $585.2 million from the offering and the over-allotment option for the purposes and in the amounts (adjusted on pro rata basis based on the actual net proceeds) as disclosed in the Prospectus is as below:

35/82

Use of Proceeds	Percentage of Total Net Proceeds	Approximate Amount	Actual Usage up to December 31, 2021	Unutilized Net Proceeds as of December 31, 2021	Expected Timeline for Utilization of Proceeds (note)
	(%)	($’millions)	($’millions)	($’millions)
Advance our late-stage clinical programs for savolitinib, surufatinib, fruquintinib, amdizalisib and sovleplenib through registration trials and potential NDA submissions	50%	292.7	99.8	192.9	2023
Support further proof-of-concept studies and fund the continued expansion of our product portfolio in cancer and immunological diseases through internal research, including the development cost of early-clinical and preclinical-stage pipeline drug candidates	10%	58.5	17.9	40.6	2023
Further strengthen our integrated capabilities across commercialization, clinical and regulatory and manufacturing	20%	117.1	21.9	95.2	2023
Fund potential global business development and strategic acquisition opportunities to complement our internal research and development activities and enhance our current drug candidate pipeline	15%	87.8	25.0	62.8	2023
Working capital, expanding internal capabilities globally and in China and general corporate purposes	5%	29.1	17.2	11.9	2022
	100%	585.2	181.8	403.4

Note: There was no change in the intended use of net proceeds as previously disclosed, and the Company plans to gradually utilize the remaining net proceeds in accordance with such intended purposes depending on actual market conditions and business needs, which is expected to be fully utilized by the end of year 2023.

AUDIT REPORT ON THE ANNUAL FINANCIAL STATEMENTS

The consolidated financial statements of the Company and its subsidiary companies for the year ended December 31, 2021 have been audited by the Company’s auditor, PricewaterhouseCoopers, in accordance with accounting principles generally accepted in the U.S. The consolidated financial statements of the Company and its subsidiary companies for the year ended December 31, 2021 have also been reviewed by the Audit Committee of the Company.

IMPORTANT EVENTS AFTER THE REPORTING DATE

Save as disclosed above, no important events affecting the Company occurred since December 31, 2021 and up to the date of this announcement.

PUBLICATION OF FULL YEAR RESULTS AND ANNUAL REPORT

This full year results announcement is published on the websites of HKEX (www.hkexnews.hk), the U.S. Securities and Exchange Commission (www.sec.gov/edgar), the London Stock Exchange (www.londonstockexchange.com) and the Company (www.hutch-med.com). The annual report of the Group for the year ended December 31, 2021 will be published on the websites of HKEX and the Company, and dispatched to the Company’s shareholders in due course.

[1]	AstraZeneca = AstraZeneca PLC and its wholly owned subsidiary, AstraZeneca AB (publ).
[2]	NSCLC = Non-small cell lung cancer.
[3]	NDA = New Drug Application.
[4]	MAA = Marketing Authorisation Application.
[5]	CRC = Colorectal cancer.
[6]	FGFR = Fibroblast growth factor receptor.
[7]	IDH = Isocitrate dehydrogenase.
[8]	ERK = Extracellular signal-regulated kinase.
[9]	BTK = Bruton’s tyrosine kinase.
[10]	CSF-1R = Colony stimulating factor-1 receptor.
[11]	In-market sales = total sales to third parties provided by Eli Lilly (ELUNATE®), AstraZeneca (ORPATHYS®) and HUTCHMED (SULANDA®).
[12]	MET = Mesenchymal epithelial transition receptor.
[13]	NRDL = National Reimbursement Drug List.
[14]	R&D = Research and development.
[15]	NMPA = National Medical Products Administration.

36/82

[16]	ITP = Immune thrombocytopenia purpura.
[17]	FDA = Food and Drug Administration.
[18]	PDUFA = Prescription Drug User Fee Act.
[19]	EMA = European Medicines Agency.
[20]	EOP2 = End of Phase 2.
[21]	EGFR = Epidermal growth factor receptor.
[22]	TKI = Tyrosine kinase inhibitor.
[23]	ASCO = American Society of Clinical Oncology.
[24]	WCLC = World Conference on Lung Cancer.
[25]	VEGFR = Vascular endothelial growth factor receptor.
[26]	NEC = Neuroendocrine carcinoma.
[27]	Junshi = Shanghai Junshi Biosciences Co., Ltd.
[28]	PMDA = Japanese Pharmaceuticals and Medical Devices Agency.
[29]	BeiGene = BeiGene, Ltd.
[30]	PD-1 = Programmed Cell Death Protein-1.
[31]	ESMO IO = European Society for Medical Oncology Immuno-Oncology Congress.
[32]	CgA = Chromogranin A.
[33]	BTC = Biliary tract cancer.
[34]	HCC = Hepatocellular carcinoma.
[35]	RCC = Renal cell cancer.
[36]	CSCO = Chinese Society of Clinical Oncology Annual Meeting.
[37]	Genor = Genor Biopharma Co. Ltd.
[38]	OS = Overall survival.
[39]	PI3Kδ = Phosphoinositide 3-kinase delta.
[40]	RP2D = Recommended Phase II dose.
[41]	Syk = Spleen tyrosine kinase.
[42]	ASH 2021 = the 63rd ASH Annual Meeting and Exposition in December 2021.
[43]	MAPK pathway = RAS-RAF-MEK-ERK signaling cascade.
[44]	We also report changes in performance at constant exchange rate (“CER”) which is a non-GAAP measure. Please refer to “Use of Non-GAAP Financial Measures and Reconciliation” below for further information relevant to the interpretation of these financial measures and reconciliations of these financial measures to the most comparable GAAP measures.
[45]	SHPL = Shanghai Hutchison Pharmaceuticals Limited.
[46]	HBYS = Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited.
[47]	HKEX = The Stock Exchange of Hong Kong Limited.
[48]	Inmagene = Inmagene Biopharmaceuticals.
[49]	Hutchison Sinopharm = Hutchison Whampoa Sinopharm Pharmaceuticals (Shanghai) Company Limited.
[50]	GAAP = Generally Accepted Accounting Principles.
[51]	Lilly = Eli Lilly and Company.
[52]	SG&A Expenses = selling, general and administrative expenses.
[53]	ADS = American depositary share.
[54]	EGFRm+ = Epidermal growth factor receptor mutation positive.
[55]	ORR = Objective response rate.
[56]	DCR = Disease control rate.
[57]	NEN = Neuroendocrine neoplasms.
[58]	SCLC = Small cell lung cancer.
[59]	DoR = Duration of response.
[60]	TRAE = Treatment related adverse event.
[61]	TN = Triple negative.
[62]	HR+ = Hormone receptor positive.
[63]	Her2- = Human epidermal growth factor receptor 2 negative.
[64]	SXBX = She Xiang Bao Xin.
[65]	HBYS’ adjusted net profit attributable to HUTCHMED equity holders (after 20% non-controlling interest) in 2020 of $7.7 million is a non-GAAP measure which is 40% of HBYS’ 2020 net profit of $91.3 million less $72.0 million gain on land compensation, net of tax
[66]	HSBC = The Hongkong and Shanghai Banking Corporation Limited.
[67]	HIBOR = Hong Kong Interbank Offered Rate.
[68]	Deutsche Bank AG = Deutsche Bank AG, Hong Kong Branch.
[69]	PBOC = People’s Bank of China.

37/82

CONSOLIDATED FINANCIAL STATEMENTS

38/82

HUTCHMED (China) Limited

Consolidated Balance Sheets

(in US$’000, except share data)

		December 31,
	Note	2021	2020
Assets
Current assets
Cash and cash equivalents	5	377,542	235,630
Short-term investments	5	634,158	199,546
Accounts receivable	6	83,580	47,870
Other receivables, prepayments and deposits	7	81,041	27,928
Inventories	8	35,755	19,766
Total current assets		1,212,076	530,740
Property, plant and equipment	9	41,275	24,170
Right-of-use assets	10	11,879	8,016
Deferred tax assets	25(ii)	9,401	1,515
Investments in equity investees	11	76,479	139,505
Other non-current assets	12	21,551	20,172
Total assets		1,372,661	724,118
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	13	41,177	31,612
Other payables, accruals and advance receipts	14	210,839	121,283
Bank borrowings	15	26,905	—
Income tax payable	25(iii)	15,546	1,120
Other current liabilities		17,191	4,382
Total current liabilities		311,658	158,397
Lease liabilities	10	7,161	6,064
Deferred tax liabilities	25(ii)	2,765	5,063
Long-term bank borrowings	15	—	26,861
Other non-current liabilities		11,563	8,784
Total liabilities		333,147	205,169
Commitments and contingencies	16

Company’s shareholders’ equity
Ordinary shares; $0.10 par value; 1,500,000,000 shares authorized; 864,530,850 and 727,722,215 shares issued at December 31, 2021 and 2020 respectively	17	86,453	72,772
Additional paid-in capital		1,505,196	822,458
Accumulated losses		(610,328)	(415,591)
Accumulated other comprehensive income		5,572	4,477
Total Company’s shareholders’ equity		986,893	484,116
Non-controlling interests		52,621	34,833
Total shareholders’ equity		1,039,514	518,949
Total liabilities and shareholders’ equity		1,372,661	724,118

The accompanying notes are an integral part of these consolidated financial statements.

39/82

HUTCHMED (China) Limited

Consolidated Statements of Operations

(in US$’000, except share and per share data)

		Year Ended December 31,
	Note	2021	2020	2019
Revenues
Goods—third parties		266,199	203,606	175,990
—related parties	24(i)	4,256	5,484	7,637
Services—commercialization—third parties		27,428	3,734	2,584
—collaboration research and development—third parties		18,995	9,771	15,532
—research and development—related parties	24(i)	525	491	494
Other collaboration revenue
—royalties—third parties		15,064	4,890	2,653
—licensing—third parties		23,661	—	—
Total revenues	19	356,128	227,976	204,890
Operating expenses
Costs of goods—third parties		(229,448)	(178,828)	(152,729)
Costs of goods—related parties		(3,114)	(3,671)	(5,494)
Costs of services—commercialization—third parties		(25,672)	(6,020)	(1,929)
Research and development expenses	21	(299,086)	(174,776)	(138,190)
Selling expenses		(37,827)	(11,334)	(13,724)
Administrative expenses		(89,298)	(50,015)	(39,210)
Total operating expenses		(684,445)	(424,644)	(351,276)
		(328,317)	(196,668)	(146,386)
Gain on divestment of an equity investee	23	121,310	—	—
Other income/(expense)
Interest income	27	2,076	3,236	4,944
Other income		2,426	4,600	1,855
Interest expense	27	(592)	(787)	(1,030)
Other expense		(12,643)	(115)	(488)
Total other income/(expense)		(8,733)	6,934	5,281
Loss before income taxes and equity in earnings of equity investees		(215,740)	(189,734)	(141,105)
Income tax expense	25(i)	(11,918)	(4,829)	(3,274)
Equity in earnings of equity investees, net of tax	11	60,617	79,046	40,700
Net loss		(167,041)	(115,517)	(103,679)
Less: Net income attributable to non-controlling interests		(27,607)	(10,213)	(2,345)
Net loss attributable to the Company		(194,648)	(125,730)	(106,024)
Losses per share attributable to the Company—basic and diluted (US$ per share)	26	(0.25)	(0.18)	(0.16)
Number of shares used in per share calculation—basic and diluted	26	792,684,524	697,931,437	665,683,145

The accompanying notes are an integral part of these consolidated financial statements.

40/82

HUTCHMED (China) Limited

Consolidated Statements of Comprehensive Loss

(in US$’000)

	Year Ended December 31,
	2021	2020	2019
Net loss	(167,041)	(115,517)	(103,679)
Other comprehensive income/(loss)
Foreign currency translation gain/(loss)	2,964	9,530	(4,331)
Total comprehensive loss	(164,077)	(105,987)	(108,010)
Less: Comprehensive income attributable to non-controlling interests	(28,029)	(11,413)	(1,620)
Total comprehensive loss attributable to the Company	(192,106)	(117,400)	(109,630)

The accompanying notes are an integral part of these consolidated financial statements.

41/82

HUTCHMED (China) Limited

Consolidated Statements of Changes in Shareholders’ Equity

(in US$’000, except share data in’ 000)

					Accumulated	Total
	Ordinary	Ordinary	Additional		Other	Company’s	Non-	Total
	Shares	Shares	Paid-in	Accumulated	Comprehensive	Shareholders’	controlling	Shareholders’
	Number	Value	Capital	Losses	(Loss)/Income	Equity	Interests	Equity
As at January 1, 2019	666,577	66,658	505,585	(183,659)	(243)	388,341	23,243	411,584
Net (loss)/income	—	—	—	(106,024)	—	(106,024)	2,345	(103,679)
Issuances in relation to share option exercises	329	33	218	—	—	251	—	251
Share-based compensation
Share options	—	—	7,157	—	—	7,157	16	7,173
Long-term incentive plan (“LTIP”)	—	—	2,239	—	—	2,239	12	2,251
	—	—	9,396	—	—	9,396	28	9,424
LTIP—treasury shares acquired and held by Trustee	—	—	(346)	—	—	(346)	—	(346)
Transfer between reserves	—	—	51	(51)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	(3,606)	(3,606)	(725)	(4,331)
As at December 31, 2019	666,906	66,691	514,904	(289,734)	(3,849)	288,012	24,891	312,903
Net (loss)/income	—	—	—	(125,730)	—	(125,730)	10,213	(115,517)
Issuance in relation to public offering	23,669	2,366	115,975	—	—	118,341	—	118,341
Issuances in relation to private investment in public equity (“PIPE”)	36,667	3,667	196,333	—	—	200,000	—	200,000
Issuance costs	—	—	(8,317)	—	—	(8,317)	—	(8,317)
Issuances in relation to share option exercises	480	48	545	—	—	593	—	593
Share-based compensation
Share options	—	—	8,727	—	—	8,727	10	8,737
LTIP	—	—	7,203	—	—	7,203	16	7,219
	—	—	15,930	—	—	15,930	26	15,956
LTIP—treasury shares acquired and held by Trustee	—	—	(12,904)	—	—	(12,904)	—	(12,904)
Dividends declared to non-controlling shareholders of subsidiaries	—	—	—	—	—	—	(1,462)	(1,462)
Purchase of additional interests in a subsidiary of an equity investee (Note 11)	—	—	(52)	(83)	(4)	(139)	(35)	(174)
Transfer between reserves	—	—	44	(44)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	8,330	8,330	1,200	9,530
As at December 31, 2020	727,722	72,772	822,458	(415,591)	4,477	484,116	34,833	518,949
Net (loss)/income	—	—	—	(194,648)	—	(194,648)	27,607	(167,041)
Issuance in relation to public offering	119,600	11,960	602,907	—	—	614,867	—	614,867
Issuance in relation to PIPE	16,393	1,639	98,361	—	—	100,000	—	100,000
Issuance costs	—	—	(29,806)	—	—	(29,806)	—	(29,806)
Issuances in relation to share option exercises	816	82	2,370	—	—	2,452	—	2,452
Share-based compensation
Share options	—	—	16,339	—	—	16,339	26	16,365
LTIP	—	—	19,808	—	—	19,808	70	19,878
	—	—	36,147	—	—	36,147	96	36,243
LTIP—treasury shares acquired and held by Trustee	—	—	(27,309)	—	—	(27,309)	—	(27,309)
Dividends declared to non-controlling shareholders of subsidiaries	—	—	—	—	—	—	(9,894)	(9,894)
Transfer between reserves	—	—	89	(89)	—	—	—	—
Divestment of an equity investee (Note 23)	—	—	(21)	—	(1,447)	(1,468)	(443)	(1,911)
Foreign currency translation adjustments	—	—	—	—	2,542	2,542	422	2,964
As at December 31, 2021	864,531	86,453	1,505,196	(610,328)	5,572	986,893	52,621	1,039,514

The accompanying notes are an integral part of these consolidated financial statements.

42/82

HUTCHMED (China) Limited

Consolidated Statements of Cash Flows

(in US$’000)

		Year Ended December 31,
	Note	2021	2020	2019
Net cash used in operating activities	28	(204,223)	(62,066)	(80,912)
Investing activities
Purchases of property, plant and equipment		(16,401)	(7,949)	(8,565)
Purchase of leasehold land		(355)	(11,631)	—
Refund/(payment) of leasehold land deposit	12	930	(2,326)	—
Deposits in short-term investments		(1,355,976)	(732,908)	(478,140)
Proceeds from short-term investments		921,364	629,373	597,044
Purchase of a warrant	20	(15,000)	—	—
Proceeds from divestment of an equity investee	23	159,118	—	—
Purchase of a subsidiary company		—	—	(8,080)
Cash acquired in purchase of a subsidiary company		—	—	16,769
Net cash (used in)/generated from investing activities		(306,320)	(125,441)	119,028
Financing activities
Proceeds from issuances of ordinary shares		717,319	318,934	251
Purchases of treasury shares	18(ii)	(27,309)	(12,904)	(346)
Dividends paid to non-controlling shareholders of subsidiaries		(9,894)	(1,462)	(1,282)
Repayment of loan to a non-controlling shareholder of a subsidiary		(579)	—	—
Proceeds from bank borrowings		—	—	26,807
Repayment of bank borrowings		—	—	(26,923)
Payment of issuance costs		(29,509)	(8,134)	—
Net cash generated from/(used in) financing activities		650,028	296,434	(1,493)
Net increase in cash and cash equivalents		139,485	108,927	36,623
Effect of exchange rate changes on cash and cash equivalents		2,427	5,546	(1,502)
		141,912	114,473	35,121
Cash and cash equivalents
Cash and cash equivalents at beginning of year		235,630	121,157	86,036
Cash and cash equivalents at end of year		377,542	235,630	121,157
Supplemental disclosure for cash flow information
Cash paid for interest		425	815	917
Cash paid for tax, net of refunds	25(iii)	5,014	5,940	3,249
Supplemental disclosure for non-cash activities
Increase in accrued capital expenditures		8,607	298	1,068
Vesting of treasury shares for LTIP	18(ii)	1,450	4,828	944

The accompanying notes are an integral part of these consolidated financial statements.

43/82

HUTCHMED (China) Limited

Notes to the Consolidated Financial Statements

1. Organization and Nature of Business

HUTCHMED (China) Limited (formerly known as “Hutchison China MediTech Limited”) (the “Company”) and its subsidiaries (together the “Group”) are principally engaged in researching, developing, manufacturing and marketing pharmaceutical products. The Group and its equity investees have research and development facilities and manufacturing plants in the People’s Republic of China (the “PRC”) and sell their products mainly in the PRC, including Hong Kong. In addition, the Group has established international operations in the United States of America (the “U.S.”) and Europe.

The Company’s ordinary shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited (“HKEX”) (listing completed in June 2021) and the AIM market of the London Stock Exchange, and its American depositary shares (“ADS”) are traded on the Nasdaq Global Select Market.

Liquidity

As at December 31, 2021, the Group had accumulated losses of US$610,328,000 primarily due to its spending in drug research and development activities. The Group regularly monitors current and expected liquidity requirements to ensure that it maintains sufficient cash balances and adequate credit facilities to meet its liquidity requirements in the short and long term. As at December 31, 2021, the Group had cash and cash equivalents of US$377,542,000, short-term investments of US$634,158,000 and unutilized bank borrowing facilities of US$157,430,000. Short-term investments comprised of bank deposits maturing over three months. The Group’s operating plan includes the continued receipt of dividends from an equity investee. Dividends received for the years ended December 31, 2021, 2020 and 2019 were US$49,872,000, US$86,708,000 and US$28,135,000 respectively.

Based on the Group’s operating plan, the existing cash and cash equivalents, short-term investments and unutilized bank borrowing facilities are considered to be sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months (the look-forward period used).

44/82

2. Particulars of Principal Subsidiaries and Equity Investees

		Equity interest
	Place of	attributable to
	establishment	the Group
	and	December 31,
Name	operations	2021	2020	Principal activities
Subsidiaries
HUTCHMED Limited (formerly known as “Hutchison MediPharma Limited”)	PRC	99.75%	99.75%	Research, development, manufacture and commercialization of pharmaceutical products
HUTCHMED International Corporation (formerly known as “Hutchison MediPharma International Inc.”)	U.S.	99.75%	99.75%	Provision of professional, scientific and technical support services
Hutchison Whampoa Sinopharm Pharmaceuticals (Shanghai) Company Limited (“HSPL”)	PRC	50.87%	50.87%	Provision of sales, distribution and marketing services to pharmaceutical manufacturers
Hutchison Hain Organic (Hong Kong) Limited (“HHOHK”) (note (a))	Hong Kong	50%	50%	Wholesale and trading of healthcare and consumer products
Hutchison Healthcare Limited	PRC	100%	100%	Manufacture and distribution of healthcare products
HUTCHMED Science Nutrition Limited (formerly known as “Hutchison Consumer Products Limited”)	Hong Kong	100%	100%	Wholesale and trading of healthcare and consumer products
Equity investees
Shanghai Hutchison Pharmaceuticals Limited (“SHPL”)	PRC	50%	50%	Manufacture and distribution of prescription drug products
Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited (“HBYS”) (note (b))	PRC	—%	40%	Manufacture and distribution of over-the- counter drug products

Notes:

(a)	HHOHK is regarded as a subsidiary of the Company, as while both its shareholders have equal representation at the board, in the event of a deadlock, the Group has a casting vote and is therefore able to unilaterally control the financial and operating policies of HHOHK.

(b)	On September 28, 2021, the Group completed a transaction to sell its entire investment in HBYS to a third party (Note 23).

3. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements reflect the accounts of the Company and all of its subsidiaries in which a controlling interest is maintained. All inter-company balances and transactions have been eliminated in consolidation. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the U.S. (“U.S. GAAP”).

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

45/82

Foreign Currency Translation

The Company’s presentation currency and functional currency is the U.S. dollar (“US$”). The financial statements of its subsidiaries with a functional currency other than the US$ have been translated into the Company’s presentation currency. All assets and liabilities of the subsidiaries are translated using year-end exchange rates and revenues and expenses are translated at average exchange rates for the year. Translation adjustments are reflected in accumulated other comprehensive (loss)/income in shareholders’ equity.

Net foreign currency exchange gains of US$1,671,000, US$3,265,000 and US$246,000 were recorded in other income in the consolidated statements of operations for the years ended December 31, 2021, 2020 and 2019 respectively.

Foreign Currency Risk

The Group’s operating transactions and its assets and liabilities in the PRC are mainly denominated in Renminbi (“RMB”), which is not freely convertible into foreign currencies. The Group’s cash and cash equivalents denominated in RMB are subject to government controls. The value of the RMB is subject to fluctuations from central government policy changes and international economic and political developments that affect the supply and demand of RMB in the foreign exchange market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through the PBOC or other PRC foreign exchange regulatory bodies which require certain supporting documentation in order to complete the remittance.

Allowance for Current Expected Credit Losses and Concentration of Credit Risk

Financial instruments that potentially expose the Group to credit risk consist primarily of cash and cash equivalents, short-term investments, and financial assets not carried at fair value including accounts receivable and other receivables.

The Group recognizes an allowance for current expected credit losses on financial assets not carried at fair value. Current expected credit losses are calculated over the expected life of the financial assets on an individual or a portfolio basis considering information available about the counterparties’ credit situation and collectability of the specific cash flows, including information about past events, current conditions and future forecasts.

The Group has no significant concentration of credit risk. The Group places substantially all of its cash and cash equivalents and short-term investments in major financial institutions, which management believes are of high credit quality. The Group has a practice to limit the amount of credit exposure to any particular financial institution. Additionally, the Group has policies in place to ensure that sales are made to customers with an appropriate credit history and the Group performs periodic credit evaluations of its customers. Normally the Group does not require collateral from trade debtors.

Cash and Cash Equivalents

The Group considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of cash on hand and bank deposits and are stated at cost, which approximates fair value.

Short-term Investments

Short-term investments include deposits placed with banks with original maturities of more than three months but less than one year.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from customers based on their outstanding invoices. The allowance for credit losses reflects the Group’s current estimate of credit losses expected to be incurred over the life of the receivables. The Group considers various factors in establishing, monitoring, and adjusting its allowance for credit losses including the aging of the accounts and aging trends, the historical level of charge-offs, and specific exposures related to particular customers. The Group also monitors other risk factors and forward-looking information, such as country risk, when determining credit limits for customers and establishing adequate allowances for credit losses. Accounts receivable are written off after all reasonable means to collect the full amount (including litigation, where appropriate) have been exhausted.

46/82

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods comprises raw materials, direct labor, other direct costs and related production overheads (based on normal operating capacity). Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. A provision for excess and obsolete inventory will be made based primarily on forecasts of product demand and production requirements. The excess balance determined by this analysis becomes the basis for excess inventory charge and the written-down value of the inventory becomes its cost. Written-down inventory is not written up if market conditions improve.

Property, Plant and Equipment

Property, plant and equipment consist of buildings, leasehold improvements, plant and equipment, furniture and fixtures, other equipment and motor vehicles. Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the depreciable assets.

Buildings	20 years
Plant and equipment	5-10 years
Furniture and fixtures, other equipment and motor vehicles	4-5 years
Leasehold improvements	Shorter of (a) 5 years or (b) remaining term of lease

Additions and improvements that extend the useful life of an asset are capitalized. Repairs and maintenance costs are expensed as incurred.

Impairment of Long-Lived Assets

The Group evaluates the recoverability of long-lived assets in accordance with authoritative guidance on accounting for the impairment or disposal of long-lived assets. The Group evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. If indicators of impairment exist, the first step of the impairment test is performed to assess if the carrying value of the net assets exceeds the undiscounted cash flows of the assets. If yes, the second step of the impairment test is performed in order to determine if the carrying value of the net assets exceeds the fair value. If yes, impairment is recognized for the excess.

Investments in Equity Investees

Investments in equity investees over which the Group has significant influence are accounted for using the equity method. The Group evaluates equity method investments for impairment when events or circumstances suggest that their carrying amounts may not be recoverable. An impairment charge would be recognized in earnings for a decline in value that is determined to be other-than-temporary after assessing the severity and duration of the impairment and the likelihood of recovery before disposal. The investments are recorded at fair value only if impairment is recognized.

Leasehold Land

Leasehold land represents fees paid to acquire the right to use the land on which various plants and buildings are situated for a specified period of time from the date the respective right was granted and are stated at cost less accumulated amortization and impairment loss, if any. Amortization is computed using the straight-line basis over the lease period of 50 years.

47/82

Goodwill

Goodwill represents the excess of the purchase price plus fair value of non-controlling interests over the fair value of identifiable assets and liabilities acquired. Goodwill is not amortized, but is tested for impairment at the reporting unit level on at least an annual basis or when an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. When performing an evaluation of goodwill impairment, the Group has the option to first assess qualitative factors, such as significant events and changes to expectations and activities that may have occurred since the last impairment evaluation, to determine if it is more likely than not that goodwill might be impaired. If as a result of the qualitative assessment, that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, the quantitative fair value test is performed to determine if the fair value of the reporting unit exceeds its carrying value.

Other Intangible Assets

Other intangible assets with finite useful lives are carried at cost less accumulated amortization and impairment loss, if any. Amortization is computed using the straight-line basis over the estimated useful lives of the assets.

Borrowings

Borrowings are recognized initially at fair value, net of debt issuance costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of debt issuance costs) and the redemption value is recognized in the consolidated statements of operations over the period of the borrowings using the effective interest method.

Ordinary Shares

The Company’s ordinary shares are stated at par value of US$0.10 per ordinary share. The difference between the consideration received, net of issuance cost, and the par value is recorded in additional paid-in capital.

Treasury Shares

The Group accounts for treasury shares under the cost method. The treasury shares are purchased for the purpose of the LTIP and held by a trustee appointed by the Group (the “Trustee”) prior to vesting.

Share-Based Compensation

Share options

The Group recognizes share-based compensation expense on share options granted to employees and directors based on their estimated grant date fair value using the Polynomial model. This Polynomial pricing model uses various inputs to measure fair value, including the market value of the Company’s underlying ordinary shares at the grant date, contractual terms, estimated volatility, risk-free interest rates and expected dividend yields. The Group recognizes share-based compensation expense in the consolidated statements of operations on a graded vesting basis over the requisite service period, and accounts for forfeitures as they occur.

Share options are classified as equity-settled awards. Share-based compensation expense, when recognized, is charged to the consolidated statements of operations with the corresponding entry to additional paid-in capital.

LTIP

The Group recognizes the share-based compensation expense on the LTIP awards based on a fixed or determinable monetary amount on a straight-line basis for each annual tranche awarded over the requisite period. For LTIP awards with performance targets, prior to their determination date, the amount of LTIP awards that is expected to vest takes into consideration the achievement of the performance conditions and the extent to which the performance conditions are likely to be met. Performance conditions vary by awards, and may include targets for shareholder returns, financings, free cash flows, revenues, net profit after taxes and the achievement of clinical and regulatory milestones.

48/82

These LTIP awards are classified as liability-settled awards before the determination date (i.e. the date when the achievement of any performance conditions are known), as they settle in a variable number of shares based on a determinable monetary amount, which is determined upon the actual achievement of performance targets. As the extent of achievement of the performance targets is uncertain prior to the determination date, a probability based on management’s assessment of the achievement of the performance targets has been assigned to calculate the amount to be recognized as an expense over the requisite period.

After the determination date or if the LTIP awards have no performance conditions, the LTIP awards are classified as equity-settled awards. If the performance target is achieved, the Group will pay the determined monetary amount to the Trustee to purchase ordinary shares of the Company or the equivalent ADS. Any cumulative compensation expense previously recognized as a liability will be transferred to additional paid-in capital, as an equity-settled award. If the performance target is not achieved, no ordinary shares or ADS of the Company will be purchased and the amount previously recorded in the liability will be reversed and included in the consolidated statements of operations.

Defined Contribution Plans

The Group’s subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. The relevant labor regulations require the Group’s subsidiaries in the PRC to pay the local labor and social welfare authority’s monthly contributions at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor and social welfare authorities are responsible for meeting all retirement benefits obligations and the Group’s subsidiaries in the PRC have no further commitments beyond their monthly contributions. The contributions to the plan are expensed as incurred.

The Group also makes payments to other defined contribution plans for the benefit of employees employed by subsidiaries outside the PRC. The defined contribution plans are generally funded by the relevant companies and by payments from employees.

The Group’s contributions to defined contribution plans for the years ended December 31, 2021, 2020 and 2019 amounted to US$7,181,000, US$2,660,000 and US$3,479,000 respectively.

Revenue Recognition

Revenue is measured based on consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Group from a customer, are also excluded from revenue. The Group recognizes revenue when it satisfies a performance obligation by transferring control over a good, service or license to a customer.

(i)	Goods and services

The Group principally generates revenue from (1) sales of goods, which are the manufacture or purchase and distribution of pharmaceutical products and other consumer health products, and (2) provision of services, which are the provision of sales, distribution and marketing services to pharmaceutical manufacturers. The Group evaluates whether it is the principal or agent for these contracts. Where the Group obtains control of the goods for distribution, it is the principal (i.e. recognizes sales of goods on a gross basis). Where the Group does not obtain control of the goods for distribution, it is the agent (i.e. recognizes provision of services on a net basis). Control is primarily evidenced by taking physical possession and inventory risk of the goods.

Revenue from sales of goods is recognized when the customer takes possession of the goods. This usually occurs upon completed delivery of the goods to the customer site. The amount of revenue recognized is adjusted for expected sales incentives as stipulated in the contract, which are generally issued to customers as direct discounts at the point-of-sale or indirectly in the form of rebates. Sales incentives are estimated using the expected value method. Additionally, sales are generally made with a limited right of return under certain conditions. Revenues are recorded net of provisions for sales discounts and returns.

Revenue from provision of services is recognized when the benefits of the services transfer to the customer over time, which is based on the proportionate value of services rendered as determined under the terms of the relevant contract. Additionally, when the amounts that can be invoiced correspond directly with the value to the customer for performance completed to date, the Group recognizes revenue from provision of services based on amounts that can be invoiced to the customer.

49/82

Deferred revenue is recognized if consideration is received in advance of transferring control of the goods or rendering of services. Accounts receivable is recognized if the Group has an unconditional right to bill the customer, which is generally when the customer takes possession of the goods or services are rendered. Payment terms differ by subsidiary and customer, but generally range from 45 to 180 days from the invoice date.

(ii)	License and collaboration contracts

The Group’s Oncology/Immunology reportable segment includes revenue generated from license and collaboration contracts, which generally contain multiple performance obligations including (1) the license to the commercialization rights of a drug compound and (2) the research and development services for each specified treatment indication, which are accounted for separately if they are distinct, i.e. if a product or service is separately identifiable from other items in the arrangement and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

The transaction price generally includes fixed and variable consideration in the form of upfront payment, research and development cost reimbursements, contingent milestone payments and sales-based royalties. Contingent milestone payments are not included in the transaction price until it becomes probable that a significant reversal of revenue will not occur, which is generally when the specified milestone is achieved. The allocation of the transaction price to each performance obligation is based on the relative standalone selling prices of each performance obligation determined at the inception of the contract. The Group estimates the standalone selling prices based on the income approach. Control of the license to the drug compounds transfers at the inception date of the collaboration agreements and consequently, amounts allocated to this performance obligation are generally recognized at a point in time. Conversely, research and development services for each specified indication are performed over time and amounts allocated to these performance obligations are generally recognized over time using cost inputs as a measure of progress. The Group has determined that research and development expenses provide an appropriate depiction of measure of progress for the research and development services. Changes to estimated cost inputs may result in a cumulative catch-up adjustment. Royalty revenues are recognized as future sales occur as they meet the requirements for the sales-usage based royalty exception.

Deferred revenue is recognized if allocated consideration is received in advance of the Group rendering research and development services or earning royalties on future sales. Accounts receivable is recognized based on the terms of the contract and when the Group has an unconditional right to bill the customer, which is generally when research and development services are rendered.

Research and Development Expenses

Research and development expenses include the following: (i) research and development costs, which are expensed as incurred; (ii) acquired in-process research and development (“IPR&D”) expenses, which include the initial costs of externally developed IPR&D projects, acquired directly in a transaction other than a business combination, that do not have an alternative future use; and (iii) milestone payment obligations for externally developed IPR&D projects incurred prior to regulatory approval of the product in the in-licensed territory, which are accrued when the event requiring payment of the milestone occurs (milestone payment obligations incurred upon regulatory approval are recorded as other intangible assets).

Collaborative Arrangements

The Group enters into collaborative arrangements with collaboration partners that fall under the scope of Accounting Standards Codification (“ASC”) 808, Collaborative Arrangements (“ASC 808”). The Group records all expenditures for such collaborative arrangements in research and development expenses as incurred, including payments to third party vendors and reimbursements to collaboration partners, if any. Reimbursements from collaboration partners are recorded as reductions to research and development expenses and accrued when they can be contractually claimed.

Government Grants

Grants from governments are recognized at their fair values. Government grants that are received in advance are deferred and recognized in the consolidated statements of operations over the period necessary to match them with the costs that they are intended to compensate. Government grants in relation to the achievement of stages of research and development projects are recognized in the consolidated statements of operations when amounts have been received and all attached conditions have been met. Non-refundable grants received without any further obligations or conditions attached are recognized immediately in the consolidated statements of operations.

50/82

Leases

In an operating lease, a lessee obtains control of only the use of the underlying asset, but not the underlying asset itself. An operating lease is recognized as a right-of-use asset with a corresponding liability at the date which the leased asset is available for use by the Group. The Group recognizes an obligation to make lease payments equal to the present value of the lease payments over the lease term. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option.

Lease liabilities include the net present value of the following lease payments: (i) fixed payments; (ii) variable lease payments that depend on an index or a rate; and (iii) payments of penalties for terminating the lease if the lease term reflects the lessee exercising that option, if any. Lease liabilities exclude the following payments that are generally accounted for separately: (i) non-lease components, such as maintenance and security service fees and value added tax, and (ii) any payments that a lessee makes before the lease commencement date. The lease payments are discounted using the interest rate implicit in the lease or if that rate cannot be determined, the lessee’s incremental borrowing rate being the rate that the lessee would have to pay to borrow the funds in its currency and jurisdiction necessary to obtain an asset of similar value, economic environment and terms and conditions.

An asset representing the right to use the underlying asset during the lease term is recognized that consists of the initial measurement of the operating lease liability, any lease payments made to the lessor at or before the commencement date less any lease incentives received, any initial direct cost incurred by the Group and any restoration costs.

After commencement of the operating lease, the Group recognizes lease expenses on a straight-line basis over the lease term. The right-of-use asset is subsequently measured at cost less accumulated amortization and any impairment provision. The amortization of the right-of-use asset represents the difference between the straight-line lease expense and the accretion of interest on the lease liability each period. The interest amount is used to accrete the lease liability and to amortize the right-of-use asset. There is no amount recorded as interest expense.

Payments associated with short-term leases are recognized as lease expenses on a straight-line basis over the period of the leases.

Subleases of right-of-use assets are accounted for similar to other leases. As an intermediate lessor, the Group separately accounts for the head-lease and sublease unless it is relieved of its primary obligation under the head-lease. Sublease income is recorded on a gross basis separate from the head-lease expenses. If the total remaining lease cost on the head-lease is more than the anticipated sublease income for the lease term, this is an indicator that the carrying amount of the right-of-use asset associated with the head-lease may not be recoverable, and the right-of-use asset will be assessed for impairment.

Income Taxes

The Group accounts for income taxes under the liability method. Under the liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and income tax bases of assets and liabilities and are measured using the income tax rates that will be in effect when the differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that some of the net deferred income tax asset will not be realized.

The Group accounts for an uncertain tax position in the consolidated financial statements only if it is more likely than not that the position is sustainable based on its technical merits and consideration of the relevant tax authority’s widely understood administrative practices and precedents. If the recognition threshold is met, the Group records the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement.

The Group recognizes interest and penalties for income taxes, if any, under income tax payable on its consolidated balance sheets and under other expenses in its consolidated statements of operations.

Losses per Share

Basic losses per share is computed by dividing net loss attributable to the Company by the weighted average number of outstanding ordinary shares in issue during the year. Weighted average number of outstanding ordinary shares in issue excludes treasury shares.

51/82

Diluted losses per share is computed by dividing net loss attributable to the Company by the weighted average number of outstanding ordinary shares in issue and dilutive ordinary share equivalents outstanding during the year. Dilutive ordinary share equivalents include ordinary shares and treasury shares issuable upon the exercise or settlement of share-based awards or warrants issued by the Company using the treasury stock method. The computation of diluted losses per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect.

Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief executive officer who is the Group’s chief operating decision maker. The chief operating decision maker reviews the Group’s internal reporting in order to assess performance and allocate resources.

Profit Appropriation and Statutory Reserves

The Group’s subsidiaries and equity investees established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the relevant laws and regulations established in the PRC, the Company’s subsidiaries registered as wholly-owned foreign enterprise have to make appropriations from their after-tax profits (as determined under generally accepted accounting principles in the PRC (“PRC GAAP”)) to reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company. Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the respective company’s discretion. For the Group’s equity investees, the amount of appropriations to these funds are made at the discretion of their respective boards.

In addition, Chinese domestic companies must make appropriations from their after-tax profits as determined under PRC GAAP to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the respective company’s discretion.

The use of the general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund is restricted to the offsetting of losses or increases to the registered capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonus to employees and for the collective welfare of employees. All these reserves are not permitted to be transferred to the company as cash dividends, loans or advances, nor can they be distributed except under liquidation.

4. Fair Value Disclosures

The following table presents the Group’s financial instruments by level within the fair value hierarchy under ASC 820, Fair Value Measurement:

	Fair Value Measurement Using
	Level 1	Level 2	Level 3	Total
	(in US$’000)
As at December 31, 2021
Cash and cash equivalents	377,542	—	—	377,542
Short-term investments	634,158	—	—	634,158
Warrant (Note 20)	—	2,452	—	2,452
As at December 31, 2020
Cash and cash equivalents	235,630	—	—	235,630
Short-term investments	199,546	—	—	199,546

52/82

Accounts receivable, other receivables, accounts payable and other payables are carried at cost, which approximates fair value due to the short-term nature of these financial instruments, and are therefore excluded from the above table. Bank borrowings are floating rate instruments and carried at amortized cost, which approximates their fair values, and are therefore excluded from the above table.

5. Cash and Cash Equivalents and Short-term Investments

	December 31,
	2021	2020
	(in US$’000)
Cash and Cash Equivalents
Cash at bank and on hand	104,620	87,828
Bank deposits maturing in three months or less	272,922	147,802
	377,542	235,630

Short-term Investments
Bank deposits maturing over three months (note)	634,158	199,546
	1,011,700	435,176

Note: The maturities for short-term investment ranged from 91 to 180 days for the year ended December 31, 2021 and 2020.

Certain cash and bank balances denominated in RMB, US$ and UK Pound Sterling (“£”) were deposited with banks in the PRC. The conversion of these balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government. Cash and cash equivalents and short-term investments were denominated in the following currencies:

	December 31,
	2021	2020
	(in US$’000)
US$	895,935	352,162
RMB	53,455	64,870
Hong Kong dollar (“HK$”)	60,535	16,880
	£1,090	954
Euro	685	310
	1,011,700	435,176

6. Accounts Receivable

Accounts receivable from contracts with customers consisted of the following:

	December 31,
	2021	2020
	(in US$’000)
Accounts receivable—third parties	82,434	46,743
Accounts receivable—related parties (Note 24(ii))	1,166	1,222
Allowance for credit losses	(20)	(95)
Accounts receivable, net	83,580	47,870

Substantially all accounts receivable are denominated in RMB, US$ and HK$ and are due within one year from the end of the reporting periods. The carrying values of accounts receivable approximate their fair values due to their short-term maturities.

53/82

An aging analysis for accounts receivable—third parties based on the relevant invoice dates is as follows:

	December 31,
	2021	2020
	(in US$’000)
Not later than 3 months	78,288	42,434
Between 3 months to 6 months	2,867	3,118
Between 6 months to 1 year	78	23
Later than 1 year	1,201	1,168
Account receivable—third parties	82,434	46,743

Movements on the allowance for credit losses:

	2021	2020	2019
	(in US$’000)
As at January 1	95	16	41
Increase in allowance for credit losses	16	95	16
Decrease in allowance due to subsequent collection	(92)	(18)	(41)
Exchange difference	1	2	—
As at December 31	20	95	16

7. Other receivables, prepayments and deposits

Other receivables, prepayments and deposits consisted of the following:

	December 31,
	2021	2020
	(in US$’000)
Dividend receivables (Note 23)	46,387	—
Value-added tax receivables	16,616	14,957
Prepayments	14,128	7,038
Deposits	1,255	905
Amounts due from related parties (Note 24(ii))	1,149	1,142
Leasehold land deposit (Note 12)	—	930
Others	1,506	2,956
	81,041	27,928

No allowance for credit losses have been made for other receivables, prepayments and deposits for the years ended December 31, 2021 and 2020.

8. Inventories

Inventories, net of provision for excess and obsolete inventories, consisted of the following:

	December 31,
	2021	2020
	(in US$’000)
Raw materials	15,837	4,502
Finished goods	19,918	15,264
	35,755	19,766

54/82

9.	Property, Plant and Equipment

Property, plant and equipment consisted of the following:

				Furniture
				and
				fixtures,
				other
			Plant	equipment
		Leasehold	and	and motor	Construction
	Buildings	improvements	equipment	vehicles	in progress	Total
	(in US$’000)
Cost
As at January 1, 2021	2,372	16,346	5,643	23,040	3,050	50,451
Additions	—	452	24	3,189	19,669	23,334
Disposals	—	(275)	(19)	(705)	—	(999)
Transfers	—	916	197	1,849	(2,962)	—
Exchange differences	60	389	142	584	213	1,388
As at December 31, 2021	2,432	17,828	5,987	27,957	19,970	74,174
Accumulated depreciation
As at January 1, 2021	1,626	8,652	1,747	14,256	—	26,281
Depreciation	120	2,904	574	3,244	—	6,842
Disposals	—	(223)	(18)	(688)	—	(929)
Exchange differences	42	238	49	376	—	705
As at December 31, 2021	1,788	11,571	2,352	17,188	—	32,899
Net book value
As at December 31, 2021	644	6,257	3,635	10,769	19,970	41,275

				Furniture
				and
				fixtures,
				other
			Plant	equipment
		Leasehold	and	and motor	Construction
	Buildings	improvements	equipment	vehicles	in progress	Total
	(in US$’000)
Cost
As at January 1, 2020	2,212	17,022	4,474	19,571	928	44,207
Additions	—	269	59	2,993	4,571	7,892
Disposals	—	(3,103)	(3)	(1,846)	—	(4,952)
Transfers	—	1,014	789	913	(2,716)	—
Exchange differences	160	1,144	324	1,409	267	3,304
As at December 31, 2020	2,372	16,346	5,643	23,040	3,050	50,451
Accumulated depreciation
As at January 1, 2020	1,406	8,304	1,155	12,487	—	23,352
Depreciation	112	2,701	484	2,646	—	5,943
Disposals	—	(3,051)	(1)	(1,815)	—	(4,867)
Exchange differences	108	698	109	938	—	1,853
As at December 31, 2020	1,626	8,652	1,747	14,256	—	26,281
Net book value
As at December 31, 2020	746	7,694	3,896	8,784	3,050	24,170

55/82

10.	Leases

Leases consisted of the following:

	December 31,
	2021	2020
	(in US$’000)
Right-of-use assets
Offices (note)	10,605	6,789
Factories	702	945
Warehouse	281	197
Others	291	85
Total right-of-use assets	11,879	8,016
Lease liabilities—current	4,917	2,785
Lease liabilities—non-current	7,161	6,064
Total lease liabilities	12,078	8,849

Note: Includes US$1.4 million right-of-use asset for corporate offices in Hong Kong that is leased through May 2024 in which the contract has a termination option with 1-month advance notice. The termination option was not recognized as part of the right-of-use asset and lease liability as it is uncertain that the Group will exercise such option.

Lease activities are summarized as follows:

	Year Ended December 31,
	2021	2020
	(in US$’000)
Lease expenses:
Short-term leases with lease terms equal or less than 12 months	106	323
Leases with lease terms greater than 12 months	4,306	3,400
	4,412	3,723
Cash paid on lease liabilities	4,954	3,340
Non-cash: Lease liabilities recognized from obtaining right-of-use assets	7,665	3,098
Non-cash: Lease liabilities changed in relation to modifications and terminations	(33)	2,259

Lease contracts are typically within a period of 1 to 8 years. The weighted average remaining lease term and the weighted average discount rate as at December 31, 2021 was 3.38 years and 3.33% respectively. The weighted average remaining lease term and the weighted average discount rate as at December 31, 2020 was 3.72 years and 3.87% respectively.

Future lease payments are as follows:

December 31,
2021
(in US$’000)
Lease payments:
Not later than 1 year	5,216
Between 1 to 2 years	3,376
Between 2 to 3 years	1,882
Between 3 to 4 years	679
Between 4 to 5 years	680
Later than 5 years	795
Total lease payments	12,628
Less: Discount factor	(550)
Total lease liabilities	12,078

56/82

11.	Investments in Equity Investees

Investments in equity investees consisted of the following:

	December 31,
	2021	2020
	(in US$’000)
SHPL	75,999	79,408
HBYS (note)	—	59,712
Other	480	385
	76,479	139,505

Note: On September 28, 2021, the Group completed a transaction to sell its entire investment in HBYS to a third party (Note 23). The Group has accounted for the investment in HBYS under the equity method up to September 28, 2021.

The equity investees are private companies and there are no quoted market prices available for their shares.

Summarized financial information for the significant equity investees SHPL and HBYS, both under Other Ventures segment, is as follows:

(i)	Summarized balance sheets

	SHPL		HBYS
	December 31,
	2021	2020	2021	2020
	(in US$’000)
Current assets	190,260	175,965	—	177,888
Non-current assets	91,605	93,361	—	95,731
Current liabilities	(128,993)	(109,873)	—	(137,179)
Non-current liabilities	(7,131)	(6,739)	—	(16,034)
Net assets	145,741	152,714	—	120,406
Non-controlling interests	—	—	—	(982)
	145,741	152,714	—	119,424

(ii)	Summarized statements of operations

	SHPL			HBYS(note (a))
	Year Ended December 31,
	2021	2020	2019	2021(note (b))	2020	2019
	(in US$’000)
Revenue	332,648	276,354	272,082	209,528	232,368	215,403
Gross profit	255,089	204,191	194,769	111,066	116,804	115,124
Interest income	1,216	975	582	205	271	160
Finance cost	—	—	—	—	(5)	(16)
Profit before taxation	105,325	77,837	72,324	36,715	107,715	22,926
Income tax expense (note (c))	(15,896)	(10,833)	(11,015)	(4,840)	(16,494)	(3,634)
Net income	89,429	67,004	61,309	31,875	91,221	19,292
Non-controlling interests	—	—	—	(36)	62	505
Net income attributable to the shareholders of equity investee	89,429	67,004	61,309	31,839	91,283	19,797

57/82

Notes:

(a)	In June 2020, HBYS entered into an agreement with the government to return the land use right for a plot of land in Guangzhou to the government (the “Land Compensation Agreement”) for cash consideration which aggregated to RMB679.5 million (approximately US$103.1 million). In November 2020, HBYS completed all material obligations as stipulated in the Land Compensation Agreement and recognized land compensation of RMB569.2 million (approximately US$86.1 million). In June 2021, HBYS received a completion confirmation from the government and became entitled to an additional land compensation bonus of RMB110.3 million (approximately US$17.0 million). HBYS recorded a gain before tax of RMB106.8 million (approximately US$16.4 million) after deducting costs of RMB3.5 million (approximately US$0.6 million).

(b)	The summarized statement of operations for HBYS for the year ended December 31, 2021 includes the period when HBYS was the Group’s equity investee from January 1, 2021 to September 28, 2021, the completion date of the divestment.

(c)	The main entities within each of the SHPL and HBYS groups have been granted the High and New Technology Enterprise (“HNTE”) status (the latest renewal of this status covers the years from 2020 to 2022). These entities were eligible to use a preferential income tax rate of 15% for the year ended December 31, 2021 on this basis.

For the years ended December 31, 2021, 2020 and 2019, other equity investees had net income of approximately US$41,000, net losses of approximately US$194,000 and net income of approximately US$294,000 respectively.

(iii)	Reconciliation of summarized financial information

Reconciliation of the summarized financial information presented to the carrying amount of investments in equity investees is as follows:

	SHPL			HBYS
	2021	2020	2019	2021	2020	2019
	(in US$’000)
Opening net assets after non-controlling interests as at January 1	152,714	146,759	131,778	119,424	44,541	121,984
Impact of change in accounting policy (ASC 842-Leases)	—	—	(2)	—	—	(19)
Net income attributable to the shareholders of equity investee	89,429	67,004	61,309	31,839	91,283	19,797
Purchase of additional interests in a subsidiary of an equity investee (note)	—	—	—	—	(347)	—
Dividends declared	(99,744)	(72,179)	(41,654)	(106,159)	(20,756)	(93,957)
Other comprehensive income/(loss)	3,342	11,130	(4,672)	1,387	4,703	(3,264)
Closing net assets after non-controlling interests as at December 31	145,741	152,714	146,759	46,491	119,424	44,541
Group’s share of net assets	72,871	76,357	73,380	23,246	59,712	22,271
Divestment (Note 23)	—	—	—	(23,246)	—	—
Goodwill	3,128	3,051	2,846	—	—	—
Carrying amount of investments as at December 31	75,999	79,408	76,226	—	59,712	22,271

Note: During the year ended December 31, 2020, HBYS acquired an additional 30% interest in a subsidiary and after the acquisition, it became a wholly owned subsidiary of HBYS.

SHPL had the following capital commitments:

December 31,
2021
(in US$’000)
Property, plant and equipment
Contracted but not provided for	155

58/82

12.	Other Non-Current Assets

	December 31,
	2021	2020
	(in US$’000)
Leasehold land (note)	13,169	13,121
Goodwill	3,380	3,307
Warrant (Note 20)	2,452	—
Leasehold land deposit (note)	1,436	1,396
Long term prepayment	951	950
Other intangible asset	163	227
Deferred issuance cost	—	1,171
	21,551	20,172

Note: In December 2020, HUTCHMED Limited acquired a land use right in Shanghai for consideration of US$12.0 million. In addition, a leasehold land deposit amounting to US$2.3 million was required to be paid to the government which is refundable upon reaching specific milestones for the construction of a manufacturing plant on the land. US$0.9 million was returned in January 2021 (Note 7) and US$1.4 million was included in other non-current assets based on the expected timing of the specific milestones.

13.	Accounts Payable

	December 31,
	2021	2020
	(in US$’000)
Accounts payable—third parties	39,115	26,756
Accounts payable—non-controlling shareholders of subsidiaries (Note 24(iv))	2,062	4,856
	41,177	31,612

Substantially all accounts payable are denominated in RMB and US$ and due within one year from the end of the reporting period. The carrying values of accounts payable approximate their fair values due to their short-term maturities.

An aging analysis based on the relevant invoice dates is as follows:

	December 31,
	2021	2020
	(in US$’000)
Not later than 3 months	35,615	26,270
Between 3 months to 6 months	3,705	3,364
Between 6 months to 1 year	588	782
Later than 1 year	1,269	1,196
	41,177	31,612

59/82

14.	Other Payables, Accruals and Advance Receipts

Other payables, accruals and advance receipts consisted of the following:

	December 31,
	2021	2020
	(in US$’000)
Accrued research and development expenses	116,134	72,697
Accrued salaries and benefits	41,786	21,982
Accrued administrative and other general expenses	15,836	10,319
Accrued capital expenditures	11,343	2,736
Accrued selling and marketing expenses	8,412	5,747
Deposits	2,111	1,408
Amounts due to related parties (Note 24(ii))	1,915	401
Deferred government grants	314	374
Others	12,988	5,619
	210,839	121,283

15.	Bank Borrowings

Bank borrowings consisted of the following:

	December 31,
	2021	2020
	(in US$’000)
Current	26,905	—
Non-current	—	26,861

The weighted average interest rate for outstanding bank borrowings for the years ended December 31, 2021 and 2020 was 1.08% per annum and 1.89% per annum respectively. The carrying amounts of the Group’s outstanding bank borrowings were denominated in HK$.

(i)	3-year revolving loan facility and 3-year term loan and revolving loan facilities

In November 2018, the Group through its subsidiary, renewed a 3-year revolving loan facility with a bank in the amount of HK$234,000,000 (US$30,000,000) with an interest rate at the Hong Kong Interbank Offered Rate (“HIBOR”) plus 0.85% per annum. This credit facility is guaranteed by the Company. No amount had been drawn from the revolving loan facility and it expired in November 2021.

In May 2019, the Group through its subsidiary, entered into a separate facility agreement with the bank for the provision of additional unsecured credit facilities in the aggregate amount of HK$400,000,000 (US$51,282,000). The 3-year credit facilities include (i) a HK$210,000,000 (US$26,923,000) term loan facility and (ii) a HK$190,000,000 (US$24,359,000) revolving loan facility, both with an interest rate at HIBOR plus 0.85% per annum, and an upfront fee of HK$819,000 (US$105,000) on the term loan. These credit facilities are guaranteed by the Company. The term loan was drawn in October 2019 and is due in May 2022. No amount has been drawn from the revolving loan facility.

(ii)	2-year revolving loan facilities

In August 2018, the Group through its subsidiary, entered into two separate facility agreements with banks for the provision of unsecured credit facilities in the aggregate amount of HK$507,000,000 (US$65,000,000). The first credit facility was a HK$351,000,000 (US$45,000,000) revolving loan facility, with a term of 2 years and an interest rate at HIBOR plus 1.35% per annum. The second credit facility was a HK$156,000,000 (US$20,000,000) revolving loan facility, with a term of 2 years and an interest rate at HIBOR plus 1.35% per annum. These credit facilities were guaranteed by the Company. No amount has been drawn from either of the revolving loan facilities. Both loan facilities expired in August 2020.

60/82

In August 2020, the Group through its subsidiary, entered into a 2-year revolving loan facility with a bank in the amount of HK$117,000,000 (US$15,000,000) with an interest rate at HIBOR plus 4.5% per annum. This credit facility is guaranteed by the Company. As at December 31, 2021 and 2020, no amount has been drawn from the revolving loan facility.

(iii)	10-year fixed asset loan facility

In October 2021, a subsidiary entered into a 10-year fixed asset loan facility agreement with a bank for the provision of a secured credit facility in the amount of RMB754,880,000 (US$118,071,000) with an annual interest rate at the 5-year China Loan Prime Rate less 0.65%. This credit facility is guaranteed by the immediate holding company of the subsidiary and secured by the underlying leasehold land and buildings. As at December 31, 2021, no amount has been drawn from the fixed asset loan facility.

The Group’s bank borrowings are repayable as from the dates indicated as follows:

	December 31,
	2021	2020

	(in US$’000)
Not later than 1 year	26,923	—
Between 1 to 2 years	—	26,923
	26,923	26,923

As at December 31, 2021 and 2020, the Group had unutilized bank borrowing facilities of US$157,430,000 and US$69,359,000 respectively.

16. Commitments and Contingencies

The Group had the following capital commitments:

December 31,
2021
(in US$’000)
Property, plant and equipment
Contracted but not provided for	44,204

The Group does not have any other significant commitments or contingencies.

17. Ordinary Shares

As at December 31, 2021, the Company is authorized to issue 1,500,000,000 ordinary shares.

On January 27, 2020, the Company issued 22,000,000 ordinary shares in the form of 4,400,000 ADS for gross proceeds of US$110.0 million. On February 10, 2020, the Company issued an additional 1,668,315 ordinary shares in the form of 333,663 ADS for gross proceeds of US$8.3 million. Issuance costs totaled US$8.0 million.

On July 2, 2020 and July 3, 2020, the Company issued (1) aggregate 20,000,000 ordinary shares and (2) warrants to a third party for gross proceeds of US$100.0 million through a PIPE. The warrants allowed the third party to purchase up to 16,666,670 ordinary shares of the Company within 18 months of the issuance date for an exercise price of US$6.00 per ordinary share, which have since expired. Issuance costs totaled US$0.2 million.

On November 26, 2020, the Company issued 16,666,670 ordinary shares to a third party for gross proceeds of US$100.0 million through a PIPE. Issuance costs totaled US$0.1 million.

On April 14, 2021, the Company issued 16,393,445 ordinary shares to a third party for gross proceeds of US$100.0 million through a PIPE. Issuance costs totaled US$0.1 million.

61/82

On June 30, 2021 and July 15, 2021, the Company issued an aggregate of 119,600,000 ordinary shares in a public offering on the HKEX with over-allotment option exercised in full for aggregate gross proceeds of US$614.9 million. Issuance costs totaled US$29.7 million.

Each ordinary share is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors of the Company.

18. Share-based Compensation

(i)	Share-based Compensation of the Company

The Company conditionally adopted a share option scheme on June 4, 2005 (as amended on March 21, 2007) and such scheme has a term of 10 years. It expired in 2016 and no further share options can be granted. Another share option scheme was conditionally adopted on April 24, 2015 (the “Hutchmed Share Option Scheme”). Pursuant to the Hutchmed Share Option Scheme, the Board of Directors of the Company may, at its discretion, offer any employees and directors (including Executive and Non-executive Directors but excluding Independent Non-executive Directors) of the Company, holding companies of the Company and any of their subsidiaries or affiliates, and subsidiaries or affiliates of the Company share options to subscribe for shares of the Company.

As at December 31, 2021, the aggregate number of shares issuable under the Hutchmed Share Option Scheme was 50,059,198 ordinary shares and the aggregate number of shares issuable under the prior share option scheme which expired in 2016 was 705,060 ordinary shares. The Company will issue new shares to satisfy share option exercises. Additionally, the number of shares authorized but unissued was 635,469,150 ordinary shares.

Share options granted are generally subject to a four-year vesting schedule, depending on the nature and the purpose of the grant. Share options subject to the four-year vesting schedule, in general, vest 25% upon the first anniversary of the vesting commencement date as defined in the grant letter, and 25% every subsequent year. However, certain share option grants may have a different vesting schedule as approved by the Board of Directors of the Company. No outstanding share options will be exercisable or subject to vesting after the expiry of a maximum of eight to ten years from the date of grant.

A summary of the Company’s share option activity and related information is as follows:

			Weighted average
	Number of	Weighted average	remaining	Aggregate
	share	exercise price in	contractual life	intrinsic value
	options	US$ per share	(years)	(in US$’000)
Outstanding at January 1, 2019	18,554,850	4.57	7.35	19,277
Granted	2,315,000	4.12
Exercised	(329,000)	0.76
Cancelled	(1,012,110)	6.33
Expired	(96,180)	6.51
Outstanding at December 31, 2019	19,432,560	4.48	6.67	24,316
Granted	15,437,080	4.66
Exercised	(480,780)	1.23
Cancelled	(4,486,200)	5.02
Expired	(741,670)	6.46
Outstanding at December 31, 2020	29,160,990	4.49	7.21	53,990
Granted	10,174,840	5.96
Exercised	(815,190)	3.01
Cancelled	(1,287,650)	5.50
Expired	(42,400)	5.52
Outstanding at December 31, 2021	37,190,590	4.88	7.04	82,377
Vested and exercisable at December 31, 2020	11,529,280	3.74	4.57	29,433
Vested and exercisable at December 31, 2021	16,077,770	4.24	4.91	46,491

62/82

In estimating the fair value of share options granted, the following assumptions were used in the Polynomial model for awards granted in the periods indicated:

	Year Ended December 31,
	2021	2020	2019
Weighted average grant date fair value of share options (in US$ per share)	2.24	1.76	1.33
Significant inputs into the valuation model (weighted average):
Exercise price (in US$ per share)	5.96	4.66	4.12
Share price at effective date of grant (in US$ per share)	5.91	4.66	3.98
Expected volatility (note (a))	41.1%	42.6%	38.4%
Risk-free interest rate (note (b))	1.62%	0.59%	0.56%
Contractual life of share options (in years)	10	10	10
Expected dividend yield (note (c))	0%	0%	0%

Notes:

(a)	The Company calculated its expected volatility with reference to the historical volatility prior to the issuances of share options.

(b)	For share options exercisable into ordinary shares, the risk-free interest rates reference the sovereign yield of the United Kingdom because the Company’s ordinary shares are currently listed on AIM and denominated in £. For share options exercisable into ADS, the risk-free interest rates reference the U.S. Treasury yield curves because the Company’s ADS are currently listed on the NASDAQ and denominated in US$.

(c)	The Company has not declared or paid any dividends and does not currently expect to do so prior to the exercise of the granted share options, and therefore uses an expected dividend yield of zero in the Polynomial model.

The Company will issue new shares to satisfy share option exercises. The following table summarizes the Company’s share option exercises:

	Year Ended December 31,
	2021	2020	2019

	(in US$’000)
Cash received from share option exercises	2,452	593	251
Total intrinsic value of share option exercises	2,999	2,475	1,189

The Group recognizes compensation expense on a graded vesting approach over the requisite service period. The following table presents share-based compensation expense included in the Group’s consolidated statements of operations:

	Year Ended December 31,
	2021	2020	2019

	(in US$’000)
Research and development expenses	8,460	4,061	6,634
Selling and administrative expenses	7,783	4,586	539
Cost of revenues	122	90	—
	16,365	8,737	7,173

As at December 31, 2021, the total unrecognized compensation cost was US$23,051,000, and will be recognized on a graded vesting approach over the weighted average remaining service period of 3.04 years.

(ii)	LTIP

The Company grants awards under the LTIP to participating directors and employees, giving them a conditional right to receive ordinary shares of the Company or the equivalent ADS (collectively the “Awarded Shares”) to be purchased by the Trustee up to a cash amount. Vesting will depend upon continued employment of the award holder with the Group and will otherwise be at the discretion of the Board of Directors of the Company. Additionally, some awards are subject to change based on annual performance targets prior to their determination date.

63/82

LTIP awards prior to the determination date

Performance targets vary by award, and may include targets for shareholder returns, financings, free cash flows, revenues, net profit after taxes and the achievement of clinical and regulatory milestones. As the extent of achievement of the performance targets is uncertain prior to the determination date, a probability based on management’s assessment on the achievement of the performance target has been assigned to calculate the amount to be recognized as an expense over the requisite period with a corresponding entry to liability.

LTIP awards after the determination date

Upon the determination date, the Company will pay a determined monetary amount, up to the maximum cash amount based on the actual achievement of the performance target specified in the award, to the Trustee to purchase the Awarded Shares. Any cumulative compensation expense previously recognized as a liability will be transferred to additional paid-in capital, as an equity-settled award. If the performance target is not achieved, no Awarded Shares of the Company will be purchased and the amount previously recorded in the liability will be reversed through share-based compensation expense.

Granted awards under the LTIP are as follows:

	Maximum cash amount	Covered	Performance target
Grant date	(in US$ millions)	financial years	determination date
August 5, 2019	0.7	2019	note (a)
October 10, 2019	0.1	note (b)	note (b)
April 20, 2020	5.3	2019	note (d)
April 20, 2020	37.4	2020	note (a)
April 20, 2020	1.9	note (b)	note (b)
April 20, 2020	0.2	note (c)	note (c)
August 12, 2020	2.1	2020	note (a)
August 12, 2020	0.3	note (b)	note (b)
March 26, 2021	57.3	2021	note (a)
September 1, 2021	7.3	2021	note (a)
September 1, 2021	0.5	note (b)	note (b)
October 20, 2021	1.7	note (b)	note (b)
December 14, 2021	0.1	note (b)	note (b)
December 14, 2021	0.1	note (c)	note (c)

Notes:

(a)	The annual performance target determination date is the date of the announcement of the Group’s annual results for the covered financial year and vesting occurs two business days after the announcement of the Group's annual results for the financial year falling two years after the covered financial year to which the LTIP award relates.

(b)	This award does not stipulate performance targets and is subject to a vesting schedule of 25% on each of the first, second, third and fourth anniversaries of the date of grant.

(c)	This award does not stipulate performance targets and will be vested on the first anniversary of the date of grant.

(d)	This award does not stipulate performance targets and vesting occurs two business days after the announcement of the Group’s annual results for the financial year falling two years after the covered financial year to which the LTIP award relates.

The Trustee has been set up solely for the purpose of purchasing and holding the Awarded Shares during the vesting period on behalf of the Company using funds provided by the Company. On the determination date, if any, the Company will determine the cash amount, based on the actual achievement of each annual performance target, for the Trustee to purchase the Awarded Shares. The Awarded Shares will then be held by the Trustee until they are vested.

64/82

The Trustee’s assets include treasury shares and funds for additional treasury shares, trustee fees and expenses. The number of treasury shares (in the form of ordinary shares or ADS of the Company) held by the Trustee were as follows:

	Number of	Cost
	treasury shares	(in US$’000)
As at January 1, 2019	1,121,030	6,677
Purchased	60,430	346
Vested	(240,150)	(944)
As at December 31, 2019	941,310	6,079
Purchased	3,281,920	12,904
Vested	(712,555)	(4,828)
As at December 31, 2020	3,510,675	14,155
Purchased	4,907,045	27,309
Vested	(278,545)	(1,450)
As at December 31, 2021	8,139,175	40,014

Based on the estimated achievement of performance conditions for 2021 financial year LTIP awards, the determined monetary amount was US$52,056,000 which is recognized to share-based compensation expense over the requisite vesting period to March 2024.

For the years ended December 31, 2021, 2020 and 2019, US$6,618,000, US$7,038,000 and US$262,000 of the LTIP awards were forfeited respectively based on the determined or estimated monetary amount as at the forfeiture date.

The following table presents the share-based compensation expenses recognized under the LTIP awards:

	Year Ended December 31,
	2021	2020	2019

	(in US$’000)
Research and development expenses	16,880	7,252	2,640
Selling and administrative expenses	8,451	3,552	1,779
Cost of revenues	294	101	—
	25,625	10,905	4,419
Recorded with a corresponding credit to:
Liability	14,263	7,778	2,694
Additional paid-in capital	11,362	3,127	1,725
	25,625	10,905	4,419

For the years ended December 31, 2021, 2020 and 2019, US$8,516,000, US$4,092,000 and US$526,000 were reclassified from liability to additional paid-in capital respectively upon LTIP awards reaching the determination date. As at December 31, 2021 and 2020, US$12,836,000 and US$7,089,000 were recorded as liabilities respectively for LTIP awards prior to the determination date.

As at December 31, 2021, the total unrecognized compensation cost was approximately US$53,152,000, which considers expected performance targets and the amounts expected to vest, and will be recognized over the requisite periods.

65/82

19. Revenues

The following table presents disaggregated revenue, with sales of goods recognized at a point-in-time and provision of services recognized over time:

	Year Ended December 31, 2021
	Oncology/	Other
	Immunology	Ventures	Total

	(in US$’000)
Goods—Marketed Products	33,937	—	33,937
Goods—Distribution	—	236,518	236,518
Services—Commercialization—Marketed Products	27,428	—	27,428
—Collaboration Research and Development	18,995	—	18,995
—Research and Development	525	—	525
Royalties	15,064	—	15,064
Licensing	23,661	—	23,661
	119,610	236,518	356,128

Third parties	119,085	232,262	351,347
Related parties (Note 24(i))	525	4,256	4,781
	119,610	236,518	356,128

	Year Ended December 31, 2020
	Oncology/	Other
	Immunology	Ventures	Total

	(in US$’000)
Goods—Marketed Products	11,329	—	11,329
Goods—Distribution	—	197,761	197,761
Services—Commercialization—Marketed Products	3,734	—	3,734
—Collaboration Research and Development	9,771	—	9,771
—Research and Development	491	—	491
Royalties	4,890	—	4,890
	30,215	197,761	227,976

Third parties	29,724	192,277	222,001
Related parties (Note 24(i))	491	5,484	5,975
	30,215	197,761	227,976

	Year Ended December 31, 2019
	Oncology/	Other
	Immunology	Ventures	Total

	(in US$’000)
Goods—Marketed Products	8,113	—	8,113
Goods—Distribution	—	175,514	175,514
Services—Commercialization	—	2,584	2,584
—Collaboration Research and Development	15,532	—	15,532
—Research and Development	494	—	494
Royalties	2,653	—	2,653
	26,792	178,098	204,890

Third parties	26,298	170,461	196,759
Related parties (Note 24(i))	494	7,637	8,131
	26,792	178,098	204,890

66/82

The following table presents liability balances from contracts with customers:

	December 31,
	2021	2020

	(in US$’000)
Deferred revenue
Current—Oncology/Immunology segment (note (a))	11,078	1,450
Current—Other Ventures segment (note (b))	1,196	147
	12,274	1,597
Non-current—Oncology/Immunology segment (note (a))	878	484
Total deferred revenue (note (c) and (d))	13,152	2,081

Notes:

(a)	Oncology/Immunology segment deferred revenue relates to invoiced amounts for royalties which the customer has not yet completed the in-market sale, unamortized upfront and milestone payments and advance consideration received for cost reimbursements which are attributed to research and development services that have not yet been rendered as at the reporting date.

(b)	Other Ventures segment deferred revenue relates to payments in advance from customers for goods that have not been transferred and services that have not been rendered to the customer as at the reporting date.

(c)	Estimated deferred revenue to be recognized over time as from the date indicated is as follows:

	December 31,
	2021	2020

	(in US$’000)
Not later than 1 year	12,274	1,597
Between 1 to 2 years	476	211
Between 2 to 3 years	255	205
Between 3 to 4 years	147	68
	13,152	2,081

(d)	As at January 1, 2021, deferred revenue was US$2.1 million, of which US$0.7 million was recognized during the year ended December 31, 2021.

License and collaboration agreement with Eli Lilly

On October 8, 2013, the Group entered into a licensing, co-development and commercialization agreement in China with Eli Lilly and Company (“Lilly”) relating to Elunate (“Lilly Agreement”), also known as fruquintinib, a targeted oncology therapy for the treatment of various types of solid tumors. Under the terms of the Lilly Agreement, the Group is entitled to receive a series of payments up to US$86.5 million, including upfront payments and development and regulatory approval milestones. Development costs after the first development milestone are shared between the Group and Lilly. Elunate was successfully commercialized in China in November 2018, and the Group receives tiered royalties in the range of 15% to 20% on all sales in China.

In December 2018, the Group entered into various amendments to the Lilly Agreement (the “2018 Amendment”). Under the terms of the 2018 Amendment, the Group is entitled to determine and conduct future life cycle indications (“LCI”) development of Elunate in China beyond the three initial indications specified in the Lilly Agreement and will be responsible for all associated development costs. In return, the Group will receive additional regulatory approval milestones of US$20 million for each LCI approved, for up to three LCI or US$60 million in aggregate, and will increase tiered royalties to a range of 15% to 29% on all Elunate sales in China upon the commercial launch of the first LCI. Additionally, through the 2018 Amendment, Lilly has provided consent, and freedom to operate, for the Group to enter into joint development collaborations with certain third-party pharmaceutical companies to explore combination treatments of Elunate and various immunotherapy agents. The 2018 Amendment also provided the Group rights to promote Elunate in provinces that represent 30% to 40% of the sales of Elunate in China upon the occurrence of certain commercial milestones by Lilly. Such rights were further amended below.

67/82

In July 2020, the Group entered into an amendment to the Lilly Agreement (the “2020 Amendment”) relating to the expansion of the Group’s role in the commercialization of Elunate across all of China. Under the terms of the 2020 Amendment, the Group is responsible for providing promotion and marketing services, including the development and execution of all on-the-ground medical detailing, promotion and local and regional marketing activities, in return for service fees on sales of Elunate made by Lilly. In October 2020, the Group commenced such promotion and marketing services. In addition, development and regulatory approval milestones for an initial indication under the Lilly Agreement were increased by US$10 million in lieu of cost reimbursement.

Upfront and cumulative milestone payments according to the Lilly Agreement received up to December 31, 2021 are summarized as follows:

(in US$’000)
Upfront payment	6,500
Development milestone payments achieved	40,000

The Lilly Agreement has the following performance obligations: (1) the license for the commercialization rights to Elunate and (2) the research and development services for the specified indications. The transaction price includes the upfront payment, research and development cost reimbursements, milestone payments and sales-based royalties. Milestone payments were not included in the transaction price until it became probable that a significant reversal of revenue would not occur, which is generally when the specified milestone is achieved. The allocation of the transaction price to each performance obligation was based on the relative standalone selling prices of each performance obligation determined at the inception of the contract. Based on this estimation, proportionate amounts of transaction price to be allocated to the license to Elunate and the research and development services were 90% and 10% respectively. Control of the license to Elunate transferred at the inception date of the agreement and consequently, amounts allocated to this performance obligation were recognized at inception. Conversely, research and development services for each specified indication are performed over time and amounts allocated are recognized over time using the prior and estimated future development costs for Elunate as a measure of progress. Royalties are recognized as future sales occur as they meet the requirements for the sales-usage based royalty exception.

The 2018 Amendment is a separate contract as it added distinct research and development services for the LCIs to the Lilly Agreement. The 2020 Amendment related to the promotion and marketing services is a separate contract as it added distinct services to the Lilly Agreement. Such promotion and marketing services are recognized over time based on amounts that can be invoiced to Lilly. The 2020 Amendment related to the additional development and regulatory approval milestone amounts is a modification as it only affected the transaction price of research and development services for a specific indication under the Lilly Agreement, and therefore, such additional milestone amounts will be included in the transaction price accounted under the Lilly Agreement once the specified milestones are achieved.

Revenue recognized under the Lilly Agreement and subsequent amendments is as follows:

	Year Ended December 31,
	2021	2020	2019

	(in US$’000)
Goods—Marketed Products	15,792	11,329	8,113
Services—Commercialization—Marketed Products	27,428	3,734	—
—Collaboration Research and Development	4,491	1,991	4,005
Royalties	10,292	4,890	2,653
	58,003	21,944	14,771

68/82

License and collaboration agreement with AstraZeneca

On December 21, 2011, the Group and AstraZeneca AB (publ) (“AZ”) entered into a global licensing, co-development, and commercialization agreement for Orpathys (“AZ Agreement”), also known as savolitinib, a novel targeted therapy and a highly selective inhibitor of the c-Met receptor tyrosine kinase for the treatment of cancer. Under the terms of the AZ Agreement, the Group is entitled to receive a series of payments up to US$140 million, including upfront payments and development and first-sale milestones. Additionally, the AZ Agreement contains possible significant future commercial sale milestones. Development costs for Orpathys in China will be shared between the Group and AZ, with the Group continuing to lead the development in China. AZ will lead and pay for the development of Orpathys for the rest of the world. Orpathys was successfully commercialized in China in July 2021, and the Group receives fixed royalties of 30% based on all sales in China. Should Orpathys be successfully commercialized outside China, the Group would receive tiered royalties from 9% to 13% on all sales outside of China.

In August 2016 (as amended in December 2020), the Group entered into an amendment to the AZ Agreement whereby the Group shall pay the first approximately US$50 million of phase III clinical trial costs related to developing Orpathys for renal cell carcinoma (“RCC”), and remaining costs will be shared between the Group and AZ. Subject to approval of Orpathys in RCC, the Group would receive additional tiered royalties on all sales outside of China, with the incremental royalty rates determined based on actual sharing of development costs. In November 2021, the Group entered into an additional amendment which revised the sharing between the Group and AZ of development costs for Orpathys in China for non-small cell lung cancer, as well as adding potential development milestones.

Upfront and cumulative milestone payments according to the AZ Agreement received up to December 31, 2021 are summarized as follows:

(in US$’000)
Upfront payment	20,000
Development milestone payments achieved	25,000
First-sale milestone payment achieved	25,000

The AZ Agreement has the following performance obligations: (1) the license for the commercialization rights to Orpathys and (2) the research and development services for the specified indications. The transaction price includes the upfront payment, research and development cost reimbursements, milestone payments and sales-based royalties. Milestone payments were not included in the transaction price until it became probable that a significant reversal of revenue would not occur, which is generally when the specified milestone is achieved. The allocation of the transaction price to each performance obligation was based on the relative standalone selling prices of each performance obligation determined at the inception of the contract. Based on this estimation, proportionate amounts of transaction price to be allocated to the license to Orpathys and the research and development services were 95% and 5% respectively. Control of the license to Orpathys transferred at the inception date of the agreement and consequently, amounts allocated to this performance obligation were recognized at inception. Conversely, research and development services for each specified indication are performed over time and amounts allocated are recognized over time using the prior and estimated future development costs for Orpathys as a measure of progress.

Revenue recognized under the AZ Agreement and subsequent amendments is as follows:

	Year Ended December 31,
	2021	2020	2019

	(in US$’000)
Goods—Marketed Products	6,509	—	—
Services—Collaboration Research and Development	14,113	7,780	11,527
Royalties	4,772	—	—
Licensing	23,661	—	—
	49,055	7,780	11,527

69/82

20. In-Licensing arrangement

On August 7, 2021, the Group and Epizyme, Inc. (“Epizyme”) entered into a license agreement (the “In-license Agreement”) for tazemetostat, a novel inhibitor of EZH2 that is approved by the U.S. Food and Drug Administration for the treatment of certain patients with epithelioid sarcoma and follicular lymphoma. The Group will be responsible for the development and commercialization of tazemetostat in the PRC, Hong Kong, Macau and Taiwan (the “Territory”) and also holds rights to manufacture tazemetostat for the Territory. The Group also received a 4-year warrant, exercisable up to August 7, 2025, to purchase up to 5,653,000 shares of Epizyme common stock for an exercise price of US$11.50 per share.

Under the terms of the In-license Agreement and warrant, the Group paid Epizyme a US$25 million upfront payment and is obligated for a series of success-based payments up to US$110 million in development and regulatory milestones and up to US$175 million in sales milestones. Success-based payments are recognized when the related milestone is achieved. After tazemetostat is commercialized in the Territory, the Group will incur tiered royalties based on net sales. As at December 31, 2021, no amounts of development and regulatory milestones, sales milestones or royalties had been paid.

The US$25 million upfront payment was first allocated to the warrant for its initial fair value of US$15 million, and the remainder was allocated to the rights to tazemetostat which were expensed to research and development expense as in-process research and development.

The warrant was recorded as a financial asset at fair value with changes to fair value recognized to the consolidated statements of operations. As at December 31, 2021, the warrant had not been exercised. For the year ended December 31, 2021, a fair value loss of US$12.5 million was recognized to other expenses in the consolidated statements of operations. In estimating the fair value of the warrant, the following assumptions were used in the Black Scholes model for the dates indicated:

	August 7,	December 31,
	2021	2021
Fair value of the warrant (in US$’000)	15,000	2,452
Significant inputs into the valuation model:
Exercise price (in US$ per share)	11.50	11.50
Share price (in US$ per share)	6.47	2.50
Expected volatility (note (a))	74.48%	72.03%
Risk-free interest rate (note (b))	0.59%	1.05%
Remaining contractual life of the warrant (in years)	4.00	3.60
Expected dividend yield (note (c))	0%	0%

Notes:

(a)	Expected volatility references the historical volatility for the remaining contractual life of the warrant.

(b)	The risk-free interest rates reference the U.S. Treasury yield curves because Epizyme’s common stock is currently listed on the NASDAQ and denominated in US$.

(c)	Epizyme has not declared or paid any dividends and the Group does not currently expect it to do so within the remaining contractual life of the warrant.

70/82

21. Research and Development Expenses

Research and development expenses are summarized as follows:

	Year Ended December 31,
	2021	2020	2019

	(in US$’000)
Clinical trial related costs	190,051	105,869	87,777
Personnel compensation and related costs	91,639	63,542	46,246
Other research and development expenses	17,396	5,365	4,167
	299,086	174,776	138,190

The Group has entered into multiple collaborative arrangements under ASC 808 to evaluate the combination of the Group’s drug compounds with the collaboration partners’ drug compounds. For the years ended December 31, 2021, 2020 and 2019, the Group has incurred research and development expenses of US$18,408,000, US$8,291,000 and US$2,921,000 respectively, related to such collaborative arrangements.

22. Government Grants

Government grants in the Oncology/Immunology segment are primarily given in support of R&D activities and are conditional upon i) the Group spending a predetermined amount, regardless of success or failure of the research and development projects and/or ii) the achievement of certain stages of research and development projects being approved by the relevant PRC government authority. They are refundable to the government if the conditions, if any, are not met. Government grants in the Other Ventures segment are primarily given to promote local initiatives. These government grants may be subject to ongoing reporting and monitoring by the government over the period of the grant.

Government grants, which are deferred and recognized in the consolidated statements of operations over the period necessary to match them with the costs that they are intended to compensate, are recognized in other payable, accruals and advance receipts (Note 14) and other non-current liabilities. For the years ended December 31, 2021, 2020 and 2019, the Group received government grants of US$9,095,000, US$4,724,000 and US$8,742,000 respectively.

Government grants were recognized as reductions in the consolidated statements of operations as follows:

	Year Ended December 31,
	2021	2020	2019

	(in US$’000)
Research and development expenses	15,515	1,607	6,133
Other income	318	539	780
	15,833	2,146	6,913

23. Gain on divestment of an equity investee

In March 2021, the Group entered into a sale and purchase agreement (the “SPA”) with a third party to sell its entire investment in HBYS with closing subject to regulatory approval in the PRC. On September 28, 2021, the Group completed the divestment, for cash consideration of US$159.1 million.

On May 13, 2021 and September 23, 2021, HBYS had declared dividends to shareholders of US$46.5 million and US$59.7 million respectively which were related to prior year undistributed profits and distributions of a land bonus payment. Based on the SPA, the Group is entitled to a portion of such dividends and the third party will settle these amounts, net of taxes, after HBYS completes the distribution. As at December 31, 2021, US$46.4 million of dividends receivable, net of taxes, from the third party was recorded in other receivables (Note 7).

71/82

In addition, the Group and Hutchison Whampoa Enterprises Limited, an affiliate of CK Hutchison Holdings Limited (“CK Hutchison”), entered into a license agreement on June 15, 2021, conditional upon the completion of the divestment, to grant a continuing right to use the “Hutchison Whampoa” brand by HBYS, and the Group agrees to pay HK$12 million (approximately US$1.5 million) per year with aggregate amounts not to exceed HK$120 million (approximately US$15.4 million). On September 28, 2021, the Group recorded the present value of future branding liability payments of US$12.7 million. As at December 31, 2021, US$1.5 million and US$9.8 million were included in amounts due to related parties (Note 24(ii)) and other non-current liabilities respectively.

The gain on divestment of an equity investee was recognized in the consolidated statements of operations as follows:

Year Ended December 31,
2021
(in US$’000)
Proceeds	159,118
Dividend receivables–third party (Note 7)	46,387
205,505
Less: Group’s share of net assets of HBYS (Note 11(iii))	(23,246)
Dividend receivables–HBYS	(52,887)
Withholding tax liability on dividend receivables–HBYS	2,644
Branding liability	(12,721)
Accumulated other comprehensive income and reserves	1,911
Transaction costs and others	104
Gain on divestment of an equity investee	121,310
Less: Capital gain tax	(14,373)
Less: Gain on divestment of an equity investee attributable to non-controlling interests	(24,010)
Gain on divestment of an equity investee attributable to the Group	82,927

24. Significant Transactions with Related Parties and Non-Controlling Shareholders of Subsidiaries

The Group has the following significant transactions with related parties and non-controlling shareholders of subsidiaries, which were carried out in the normal course of business at terms determined and agreed by the relevant parties:

(i)	Transactions with related parties:

	Year Ended December 31,
	2021	2020	2019

	(in US$’000)
Sales to:
Indirect subsidiaries of CK Hutchison	4,256	5,484	7,637
Revenue from research and development services from:
An equity investee	525	491	494
Purchases from:
Equity investees	3,770	3,347	2,465
Rendering of marketing services from:
Indirect subsidiaries of CK Hutchison	350	332	430
An equity investee	—	—	2,682
	350	332	3,112
Rendering of management services from:
An indirect subsidiary of CK Hutchison	971	955	931
Entered brand license agreement with:
An indirect subsidiary of CK Hutchison (note (a))	12,721	—	—

72/82

(ii)	Balances with related parties included in:

	December 31,
	2021	2020

	(in US$’000)
Accounts receivable—related parties
Indirect subsidiaries of CK Hutchison (note (b))	1,166	1,222
Other receivables, prepayments and deposits
Equity investees (note (b))	1,149	1,142
Other payables, accruals and advance receipts
Indirect subsidiaries of CK Hutchison (note (c) and (e))	1,915	401
Other non-current liabilities
An equity investee (note (d))	736	950
An indirect subsidiary of CK Hutchison (note (e))	9,766	—
	10,502	950

Notes:

(a)	The branding rights for HBYS from an indirect subsidiary of CK Hutchison was recognized in the consolidated statements of operations through the gain on divestment of an equity investee (Note 23). For the year ended December 31, 2021, actual cash paid was US$1,538,000.

(b)	Balances with related parties are unsecured, repayable on demand and interest-free. The carrying values of balances with related parties approximate their fair values due to their short-term maturities.

(c)	Amounts due to indirect subsidiaries of CK Hutchison are unsecured, repayable on demand and interest-bearing if not settled within one month.

(d)	Other deferred income represents amounts recognized from granting of promotion and marketing rights.

(e)	As at December 31, 2021, branding liability payable of approximately US$1,538,000 and US$9,766,000 were included in amounts due to related parties under other payables, accruals and advance receipts and other non-current liabilities respectively (Note 23).

(iii)	Transactions with non-controlling shareholders of subsidiaries:

	Year Ended December 31,
	2021	2020	2019

	(in US$’000)
Sales	41,974	36,500	27,343
Purchases	10,660	13,936	13,380
Dividends declared	9,894	1,462	—

(iv)	Balances with non-controlling shareholders of subsidiaries included in:

	December 31,
	2021	2020

	(in US$’000)
Accounts receivable	8,436	6,184
Accounts payable	2,062	4,856
Other non-current liabilities
Loan	—	579

73/82

25. Income Taxes

(i)	Income tax expense

	Year Ended December 31,
	2021	2020	2019

	(in US$’000)
Current tax
HK (note (a))	310	457	321
PRC (note (b) and (c))	15,909	872	708
U.S. and others (note (d))	417	219	636
Total current tax	16,636	1,548	1,665
Deferred income tax (benefits)/expense	(4,718)	3,281	1,609
Income tax expense	11,918	4,829	3,274

Notes:

(a)	The Company, three subsidiaries incorporated in the British Virgin Islands and its Hong Kong subsidiaries are subject to Hong Kong profits tax. Under the Hong Kong two-tiered profits tax rates regime, the first HK$2.0 million (US$0.3 million) of assessable profits of qualifying corporations will be taxed at 8.25%, with the remaining assessable profits taxed at 16.5%. Hong Kong profits tax has been provided for at the relevant rates on the estimated assessable profits less estimated available tax losses, if any, of these entities as applicable.

(b)	Taxation in the PRC has been provided for at the applicable rate on the estimated assessable profits less estimated available tax losses, if any, in each entity. Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate is 25%. In addition, the EIT Law provides for a preferential tax rate of 15% for companies which qualify as HNTE. HUTCHMED Limited and its wholly-owned subsidiary HUTCHMED (Suzhou) Limited (formerly known as “Hutchison MediPharma (Suzhou) Limited”) qualify as a HNTE up to December 31, 2022 and 2023 respectively.

Pursuant to the EIT law, a 10% withholding tax is levied on dividends paid by PRC companies to their foreign investors. A lower withholding tax rate of 5% is applicable under the China-HK Tax Arrangement if direct foreign investors with at least 25% equity interest in the PRC companies are Hong Kong tax residents, and meet the conditions or requirements pursuant to the relevant PRC tax regulations regarding beneficial ownership. Since the equity holders of the equity investees of the Company are Hong Kong incorporated companies and Hong Kong tax residents, and meet the aforesaid conditions or requirements, the Company has used 5% to provide for deferred tax liabilities on retained earnings which are anticipated to be distributed. As at December 31, 2021, 2020 and 2019, the amounts accrued in deferred tax liabilities relating to withholding tax on dividends were determined on the basis that 100% of the distributable reserves of the equity investees operating in the PRC will be distributed as dividends.

Pursuant to PRC Bulletin on Issues of Enterprise Income Tax and Indirect Transfers of Assets by Non-PRC Resident Enterprises, an indirect transfer of a PRC resident enterprise by a non-PRC resident enterprise, via the transfer of an offshore intermediate holding company, shall be subject to PRC withholding tax under certain conditions.

(c)	Current tax in the PRC for the year ended December 31, 2021 includes US$14.4 million arising from the indirect disposal of HBYS (Note 23), calculated at 10% of the excess of the disposal proceeds over the cost of acquiring the equity investment in HBYS.

(d)	The Company’s subsidiary in the U.S. with operations primarily in New Jersey and New York states is subject to U.S. taxes, primarily federal and state taxes, which have been provided for at approximately 21% (federal) and 0% to 11.5% (state tax) on the estimated assessable profit over the reporting years. Certain income receivable by the Company is subject to U.S. withholding tax of 30%. Two of the Group’s subsidiaries are subject to corporate tax in the UK and EU countries at 19% and 20% to 25%, respectively, on the estimated assessable profits in relation to their presence in these countries.

74/82

The reconciliation of the Group’s reported income tax expense to the theoretical tax amount that would arise using the tax rates of the Company against the Group’s loss before income taxes and equity in earnings of equity investees is as follows:

	Year Ended December 31,
	2021	2020	2019

	(in US$’000)
Loss before income taxes and equity in earnings of equity investees	(215,740)	(189,734)	(141,105)
Tax calculated at the statutory tax rate of the Company	(35,597)	(31,306)	(23,282)
Tax effects of:
Different tax rates applicable in different jurisdictions	136	4,025	2,027
Tax valuation allowance	63,975	46,321	25,498
Preferential tax rate difference	(148)	(154)	(177)
Preferential tax deduction and credits	(29,838)	(18,814)	(5,444)
Expenses not deductible for tax purposes	8,684	3,476	4,098
Utilization of previously unrecognized tax losses	(186)	(114)	(285)
Withholding tax on undistributed earnings of PRC entities	3,153	3,962	1,894
Others	1,739	(2,567)	(1,055)
Income tax expense	11,918	4,829	3,274

(ii)	Deferred tax assets and liabilities

The significant components of deferred tax assets and liabilities are as follows:

	December 31,
	2021	2020

	(in US$’000)
Deferred tax assets
Cumulative tax losses	186,832	117,064
Others	12,269	6,829
Total deferred tax assets	199,101	123,893
Less: Valuation allowance	(189,700)	(122,378)
Deferred tax assets	9,401	1,515
Deferred tax liabilities
Undistributed earnings from PRC entities	2,720	4,994
Others	45	69
Deferred tax liabilities	2,765	5,063

The movements in deferred tax assets and liabilities are as follows:

	2021	2020	2019

	(in US$’000)
As at January 1	(3,548)	(2,343)	(4,256)
Utilization of previously recognized withholding tax on undistributed earnings	5,148	2,323	3,390
(Charged)/Credited to the consolidated statements of operations
Withholding tax on undistributed earnings of PRC entities	(3,153)	(3,962)	(1,894)
Deferred tax on amortization of intangible assets	19	18	18
Deferred tax on temporary differences, tax loss carried forward and research tax credits	7,852	663	267
Divestment of an equity investee	370	—	—
Exchange differences	(52)	(247)	132
As at December 31	6,636	(3,548)	(2,343)

The deferred tax assets and liabilities are offset when there is a legally enforceable right to set off and when the deferred income taxes relate to the same fiscal authority.

75/82

The cumulative tax losses can be carried forward against future taxable income and will expire in the following years:

	December 31,
	2021	2020

	(in US$’000)
No expiry date	60,450	53,940
2022	200	195
2023	—	—
2024	4,099	3,998
2025	39,321	38,357
2026	52,452	51,034
2027	67,217	66,555
2028	117,376	114,490
2029	191,554	186,844
2030	265,696	259,163
2031	432,278	—
	1,230,643	774,576

The Company believes that it is more likely than not that future operations outside the U.S. will not generate sufficient taxable income to realize the benefit of the deferred tax assets. Certain of the Company’s subsidiaries have had sustained tax losses, which will expire within five years if not utilized in the case of PRC subsidiaries (ten years for HNTEs), and which will not be utilized in the case of Hong Kong subsidiaries as they do not generate taxable profits. Accordingly, a valuation allowance has been recorded against the relevant deferred tax assets arising from the tax losses.

A U.S. subsidiary of the Company has approximately US$2.0 million and US$0.6 million U.S. Federal and New Jersey state research tax credits which will expire between 2039 and 2041 (Federal) and 2026 and 2028 (New Jersey) respectively, if not utilized.

The table below summarizes changes in the deferred tax valuation allowance:

	2021	2020	2019

	(in US$’000)
As at January 1	122,378	69,399	49,021
Charged to consolidated statements of operations	63,975	46,321	25,498
Utilization of previously unrecognized tax losses	(186)	(114)	(285)
Write-off of tax losses	—	—	(3,142)
Others	(9)	—	—
Exchange differences	3,542	6,772	(1,693)
As at December 31	189,700	122,378	69,399

As at December 31, 2021, 2020 and 2019, the Group did not have any material unrecognized uncertain tax positions.

(iii)	Income tax payable

	2021	2020	2019

	(in US$’000)
As at January 1	1,120	1,828	555
Current tax	16,636	1,548	1,665
Withholding tax upon dividend declaration from PRC entities (note (a))	5,148	2,323	2,581
Tax paid (note (b))	(5,014)	(5,940)	(2,970)
Reclassification from non-current withholding tax	—	812	—
Reclassification to prepaid tax	25	485	—
Divestment of an equity investee (Note 23)	(2,644)	—	—
Exchange difference	275	64	(3)
As at December 31	15,546	1,120	1,828

Notes:

(a)	The amount for 2019 excludes a non-current withholding tax of US$0.8 million which is included under other non-current liabilities.

76/82

(b)	The amount for 2020 is net of the PRC Enterprise Income Tax (“EIT”) refund of US$0.4 million received by HSPL. The amount for 2019 excludes the PRC EIT of US$0.3 million prepaid by HSPL which is included under other receivables, prepayments and deposits.

26. Losses Per Share

(i)	Basic losses per share

Basic losses per share is calculated by dividing the net loss attributable to the Company by the weighted average number of outstanding ordinary shares in issue during the year. Treasury shares held by the Trustee are excluded from the weighted average number of outstanding ordinary shares in issue for purposes of calculating basic losses per share.

	Year Ended December 31,
	2021	2020	2019

Weighted average number of outstanding ordinary shares in issue	792,684,524	697,931,437	665,683,145
Net loss attributable to the Company (US$’000)	(194,648)	(125,730)	(106,024)
Losses per share attributable to the Company (US$ per share)	(0.25)	(0.18)	(0.16)

(ii)	Diluted losses per share

Diluted losses per share is calculated by dividing net loss attributable to the Company by the weighted average number of outstanding ordinary shares in issue and dilutive ordinary share equivalents outstanding during the year. Dilutive ordinary share equivalents include shares issuable upon the exercise or settlement of share options, LTIP awards and warrants issued by the Company using the treasury stock method.

For the years ended December 31, 2021, 2020 and 2019, the share options, LTIP awards and warrants issued by the Company were not included in the calculation of diluted losses per share because of their anti-dilutive effect. Therefore, diluted losses per share were equal to basic losses per share for the years ended December 31, 2021, 2020 and 2019.

77/82

27. Segment Reporting

The Group’s operating segments are as follows:

(i)	Oncology/Immunology: focuses on discovering, developing, and commercializing targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Oncology/Immunology is further segregated into two core business areas:

(a)	R&D: comprises research and development activities covering drug discovery, development, manufacturing and regulatory functions as well as administrative activities to support research and development operations; and

(b)	Marketed Products: comprises the sales, marketing, manufacture and distribution of drug developed from research and development activities.

(ii)	Other Ventures: comprises other commercial businesses which include the sales, marketing, manufacture and distribution of other prescription drugs and consumer health products.

The performance of the reportable segments is assessed based on segment operating (loss)/profit.

The segment information is as follows:

	Year Ended December 31, 2021
	Oncology/Immunology
				Marketed		Other
	R&D			Products		Ventures

		U.S. and
	PRC	Others	Subtotal	PRC	Subtotal	PRC	Unallocated	Total

	(in US$’000)
Revenue from external customers	43,181	—	43,181	76,429	119,610	236,518	—	356,128
Interest income	809	3	812	—	812	282	982	2,076
Equity in earnings of equity investees, net of tax	20	—	20	—	20	60,597	—	60,617
Segment operating (loss)/profit	(143,876)	(159,770)	(303,646)	6,178	(297,468)	185,240	(42,303)	(154,531)
Interest expense	—	—	—	—	—	—	(592)	(592)
Income tax credit/(expense)	22	7,160	7,182	(1,320)	5,862	(14,573)	(3,207)	(11,918)
Net (loss)/income attributable to the Company	(143,528)	(152,235)	(295,763)	4,032	(291,731)	142,890	(45,807)	(194,648)
Depreciation/amortization	(6,436)	(197)	(6,633)	—	(6,633)	(318)	(239)	(7,190)
Additions to non-current assets (other than financial instruments and deferred tax assets)	25,295	4,321	29,616	—	29,616	1,056	327	30,999

	December 31, 2021
	Oncology/Immunology
				Marketed		Other
	R&D			Products		Ventures

		U.S. and
	PRC	Others	Subtotal	PRC	Subtotal	PRC	Unallocated	Total

	(in US$’000)
Total assets	166,802	19,870	186,672	35,978	222,650	225,898	924,113	1,372,661
Property, plant and equipment	38,049	1,862	39,911	—	39,911	746	618	41,275
Right-of-use assets	4,798	3,768	8,566	—	8,566	1,827	1,486	11,879
Leasehold land	13,169	—	13,169	—	13,169	—	—	13,169
Goodwill	—	—	—	—	—	3,380	—	3,380
Other intangible asset	—	—	—	—	—	163	—	163
Investments in equity investees	480	—	480	—	480	75,999	—	76,479

78/82

	Year Ended December 31, 2020
	Oncology/Immunology
				Marketed		Other
	R&D			Products		Ventures

		U.S. and
	PRC	Others	Subtotal	PRC	Subtotal	PRC	Unallocated	Total

	(in US$’000)
Revenue from external customers	10,262	—	10,262	19,953	30,215	197,761	—	227,976
Interest income	461	—	461	—	461	167	2,608	3,236
Equity in earnings of equity investees, net of tax	(97)	—	(97)	—	(97)	79,143	—	79,046
Segment operating (loss)/profit	(119,740)	(63,482)	(183,222)	7,607	(175,615)	83,888	(18,174)	(109,901)
Interest expense	—	—	—	—	—	—	(787)	(787)
Income tax (expense)/credit	(402)	642	240	(167)	73	(824)	(4,078)	(4,829)
Net (loss)/income attributable to the Company	(120,096)	(62,683)	(182,779)	7,282	(175,497)	72,785	(23,018)	(125,730)
Depreciation/amortization	(5,458)	(119)	(5,577)	—	(5,577)	(292)	(192)	(6,061)
Additions to non-current assets (other than financial instruments and deferred tax assets)	22,574	754	23,328	—	23,328	817	1,090	25,235

	December 31, 2020
	Oncology/Immunology
				Marketed		Other
	R&D			Products		Ventures

		U.S. and
	PRC	Others	Subtotal	PRC	Subtotal	PRC	Unallocated	Total

	(in US$’000)
Total assets	127,637	9,957	137,594	5,728	143,322	231,234	349,562	724,118
Property, plant and equipment	22,554	454	23,008	—	23,008	688	474	24,170
Right-of-use assets	2,782	1,375	4,157	—	4,157	2,582	1,277	8,016
Leasehold land	13,121	—	13,121	—	13,121	—	—	13,121
Goodwill	—	—	—	—	—	3,307	—	3,307
Other intangible asset	—	—	—	—	—	227	—	227
Investments in equity investees	385	—	385	—	385	139,120	—	139,505

	Year Ended December 31, 2019
	Oncology/Immunology
				Marketed		Other
	R&D			Products		Ventures

		U.S. and
	PRC	Others	Subtotal	PRC	Subtotal	PRC	Unallocated	Total

	(in US$’000)
Revenue from external customers	16,026	—	16,026	10,766	26,792	178,098	—	204,890
Interest income	322	—	322	—	322	109	4,513	4,944
Equity in earnings of equity investees, net of tax	147	—	147	—	147	40,553	—	40,700
Segment operating (loss)/profit	(111,518)	(21,785)	(133,303)	5,887	(127,416)	45,255	(17,214)	(99,375)
Interest expense	—	—	—	—	—	—	(1,030)	(1,030)
Income tax expense	(63)	(197)	(260)	—	(260)	(939)	(2,075)	(3,274)
Net (loss)/income attributable to the Company	(111,308)	(21,926)	(133,234)	5,872	(127,362)	41,488	(20,150)	(106,024)
Depreciation/amortization	(4,448)	(62)	(4,510)	—	(4,510)	(264)	(168)	(4,942)
Additions to non-current assets (other than financial instruments and deferred tax assets)	8,602	1,308	9,910	—	9,910	2,772	148	12,830

Revenue from external customers is after elimination of inter-segment sales. Sales between segments are carried out at mutually agreed terms. The amount eliminated attributable to sales between PRC and U.S. and others under Oncology/Immunology segment was US$46,891,000, US$19,230,000 and US$8,406,000 for the years ended December 31, 2021, 2020, and 2019 respectively.

There were three customers with aggregate revenue of US$147,111,000, which accounted for over 10% of the Group’s revenue for the year ended December 31, 2021. There were two customers with aggregate revenue of US$62,493,000, which accounted for over 10% of the Group’s revenue for the year ended December 31, 2020. There was one customer with revenue of US$27,343,000, which accounted for over 10% of the Group’s revenue for the year ended December 31, 2019.

Unallocated expenses mainly represent corporate expenses which include corporate employee benefit expenses and the relevant share-based compensation expenses. Unallocated assets mainly comprise cash and cash equivalents and short-term investments.

79/82

A reconciliation of segment operating loss to net loss is as follows:

	Year Ended December 31,
	2021	2020	2019

	(in US$’000)
Segment operating loss	(154,531)	(109,901)	(99,375)
Interest expense	(592)	(787)	(1,030)
Income tax expense	(11,918)	(4,829)	(3,274)
Net loss	(167,041)	(115,517)	(103,679)

28. Note to Consolidated Statements of Cash Flows

Reconciliation of net loss for the year to net cash used in operating activities:

	Year Ended December 31,
	2021	2020	2019

	(in US$’000)
Net loss	(167,041)	(115,517)	(103,679)
Adjustments to reconcile net loss to net cash used in operating activities
Amortization of finance costs	44	43	195
Depreciation and amortization	7,190	6,061	4,942
Gain from purchase of a subsidiary	—	—	(17)
Loss on disposals of property, plant and equipment	70	85	17
Provision for excess and obsolete inventories	(23)	65	316
Provision for credit losses	(76)	77	(25)
Share-based compensation expense—share options	16,365	8,737	7,173
Share-based compensation expense—LTIP	25,625	10,905	4,419
Equity in earnings of equity investees, net of tax	(60,617)	(79,046)	(40,700)
Dividends received from SHPL and HBYS	49,872	86,708	28,135
Changes in right-of-use assets	(3,727)	(2,197)	224
Fair value loss on Warrant	12,548	—	—
Gain from disposal of HBYS	(121,310)	—	—
Unrealized currency translation (gain)/loss	(2,505)	(6,149)	1,679
Changes in income tax balances	6,904	(1,111)	304
Changes in working capital
Accounts receivable	(35,634)	(4,693)	(271)
Other receivables, prepayments and deposits	(5,758)	(9,602)	(2,734)
Inventories	(16,002)	(3,623)	(4,215)
Accounts payable	9,565	7,651	(1,664)
Other payables, accruals and advance receipts	66,224	37,472	25,953
Lease liabilities	3,079	2,258	(101)
Deferred revenue	11,071	(158)	(709)
Other	(87)	(32)	(154)
Total changes in working capital	32,458	29,273	16,105
Net cash used in operating activities	(204,223)	(62,066)	(80,912)

29. Litigation

From time to time, the Group may become involved in litigation relating to claims arising from the ordinary course of business. The Group believes that there are currently no claims or actions pending against the Group, the ultimate disposition of which could have a material adverse effect on the Group’s results of operations, financial position or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. When an unfavorable outcome occurs, there exists the possibility of a material adverse impact on the Group’s financial position and results of operations for the periods in which the unfavorable outcome occurs, and potentially in future periods.

80/82

On May 17, 2019, Luye Pharma Hong Kong Ltd. (“Luye”) issued a notice to the Group purporting to terminate a distribution agreement that granted the Group exclusive commercial rights to Seroquel in the PRC for failure to meet a pre-specified target. The Group disagrees with this assertion and believes that Luye have no basis for termination. As a result, the Group commenced legal proceedings in 2019 in order to seek damages. On October 21, 2021 (and further updated in December 2021), the Group was awarded an amount of RMB253.2 million (equivalent to US$39.6 million) with interest of 5.5% per annum from the date of the award until payment and recovery of costs of US$2.2 million (“Award”). Luye is still pursuing further legal proceedings and no Award amounts have been received as at the issuance date of these consolidated financial statements. Hence no Award amounts have been recognized and no adjustment has been made to Seroquel-related balances as at December 31, 2021. Such Seroquel-related balances include accounts receivable, long-term prepayment, accounts payable and other payables of US$1.2 million, US$0.7 million, US$1.0 million and US$1.3 million respectively.

30. Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries in the PRC are required to make certain appropriations of net after-tax profits or increases in net assets to the statutory surplus fund prior to payment of any dividends. In addition, registered share capital and capital reserve accounts are restricted from withdrawal in the PRC, up to the amount of net assets held in each subsidiary. As a result of these and other restrictions under PRC laws and regulations, the Company’s subsidiaries in the PRC are restricted in their ability to transfer their net assets to the Group in terms of cash dividends, loans or advances, with restricted portions amounting to US$0.1 million and US$0.2 million as at December 31, 2021 and 2020 respectively, which excludes the Company’s subsidiaries with a shareholders’ deficit. Even though the Group currently does not require any such dividends, loans or advances from the PRC subsidiaries, for working capital and other funding purposes, the Group may in the future require additional cash resources from the Company’s subsidiaries in the PRC due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends to make distributions to shareholders.

In addition, the Group has certain investments in equity investees in the PRC, where the Group’s equity in undistributed earnings amounted to US$54.4 million and US$99.9 million as at December 31, 2021 and 2020 respectively.

81/82

31. Additional Information: Company Balance Sheets (Parent Company Only)

		December 31,
	Note	2021	2020

		(in US$’000)
Assets
Current assets
Cash and cash equivalents		979	21
Short-term investments		55,128	—
Other receivables, prepayments and deposits		934	1,120
Total current assets		57,041	1,141
Investments in subsidiaries		972,831	506,150
Deferred issuance costs		—	1,171
Total assets		1,029,872	508,462
Liabilities and shareholders’ equity
Current liabilities
Other payables, accruals and advance receipts		42,952	24,253
Income tax payable		16	93
Total current liabilities		42,968	24,346
Other non-current liabilities		11	—
Total liabilities		42,979	24,346
Commitments and contingencies	16

Company’s shareholders’ equity
Ordinary shares; $0.10 par value; 1,500,000,000 shares authorized; 864,530,850 and 727,722,215 shares issued at December 31, 2021 and 2020 respectively	17	86,453	72,772
Additional paid-in capital		1,505,196	822,458
Accumulated losses		(610,328)	(415,591)
Accumulated other comprehensive income		5,572	4,477
Total Company’s shareholders’ equity		986,893	484,116
Total liabilities and shareholders’ equity		1,029,872	508,462

32. Subsequent Events

The Group evaluated subsequent events through March 3, 2022, which is the date when the consolidated financial statements were issued.

In February 2022, a US$15 million milestone payment was triggered and receivable in relation to the initiation of the Phase III study for the primary indication non-small cell lung cancer pursuant to the AZ Agreement.

82/82